Exhibit 2.2

UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

)
In re:	)	Case Nos. 09-10867 (KG) through
	)	09-10870 (KG)
PRIMUS TELECOMMUNICATIONS	)
GROUP, INCORPORATED, et al.,	)	Chapter 11
)
Debtors.	)
)
)

DISCLOSURE STATEMENT WITH RESPECT TO SECOND AMENDED JOINT

PLAN OF REORGANIZATION OF PRIMUS TELECOMMUNICATIONS

GROUP, INCORPORATED AND ITS AFFILIATE DEBTORS

George N. Panagakis

T. Kellan Grant

Nathan L. Stuart

SKADDEN, ARPS, SLATE, MEAGHER

    & FLOM LLP

333 West Wacker Drive

Chicago, IL 60606

(312) 407-0700

and

Eric M. Davis (I.D. No. 3621)

Davis Lee Wright (I.D. No. 4324)

SKADDEN, ARPS, SLATE, MEAGHER

    & FLOM LLP

One Rodney Square

P.O. Box 636

Wilmington, DE 19899

(302) 651-3000

Proposed Counsel for the Debtors and

Debtors in Possession

Dated:	Wilmington, DE April 20, 2009

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EXECUTIVE SUMMARY

On March 16, 2009, Primus Telecommunications Group, Incorporated (“Group”), a Delaware corporation, along with Primus Telecommunications Holding, Inc. (“PTHI”), Primus Telecommunications IHC, Inc. (“IHC”), and Primus Telecommunications International, Inc. (“PTII”) (collectively, the “Debtors”) filed petitions under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Debtors, along with their non-Debtor operating affiliates, are hereinafter referred to as the “Company.” Chapter 11 of the Bankruptcy Code allows a debtor to propose a plan of reorganization that dictates treatment of claims against, and shareholder interests in, such a debtor company. A plan of reorganization must be voted on by holders of claims and interests and then must meet various standards to be approved (or confirmed) by the Bankruptcy Court. Consummation of a confirmed plan of reorganization is necessary for a debtor to emerge from chapter 11.

The purpose of this Disclosure Statement is to provide to the Holders of Claims against, and Interests in, the Debtors adequate information to make an informed judgment about the Plan, which is annexed to this document as Appendix A.

A.	The Need for Chapter 11 Restructuring

THE DEBTORS ARE HOLDING COMPANIES THAT OWN 100% OF THE STOCK OF VARIOUS OPERATING SUBSIDIARIES. NONE OF THE OPERATING SUBSIDIARIES HAVE FILED FOR CHAPTER 11 RELIEF. DESCRIPTIONS OF THE BUSINESS OPERATIONS OF THE COMPANY ARE MADE WITH RESPECT TO THE DEBTORS’ OPERATING SUBSIDIARIES.

The Company is an integrated facilities-based telecommunications services provider. In 2004, the Company began the process of transitioning from its core businesses of long distance voice and dial-up Internet Service Provider (“ISP”) services – both of which were subject to product substitution and declining usage (cellular services replacing traditional land line phones; broadband replacing dial-up ISP services) – into an integrated provider by expanding its portfolio to include such higher-margin products as local voice, VOIP, broadband, wireless, data, and hosting services. These efforts enhanced the Company’s bundled service capabilities, and as a result, reduced the competitive vulnerability of the Company’s core retail voice long distance and dial-up ISP businesses. The Company’s operational transformation efforts were effectively executed with revenues from these new offerings currently representing approximately 25% of total revenues. In 2006 and 2007, the Company reported EBITDA (earnings before interest, tax, depreciation and amortization) of approximately $58.6 million and $63.3 million, respectively, after an EBITDA of $16.7 million in 2005. While smaller, less experienced, and lacking the resources of its major competitors, the Company has established strong positions in its major global markets, including ranking as the second largest alternative communications company and the fifth largest Internet service provider in Canada, the third largest Internet service provider and the fourth largest full service carrier in Australia.

During the first six months of 2008, the Company reported consecutive quarters of revenue growth, a significant accomplishment in the telecommunications industry and, as a consequence, materially raised its annual EBITDA guidance to $75 million and was targeting to become free cash flow breakeven during 2009.

However, beginning in the last half of 2008, the Company experienced financial difficulties due primarily to the accelerated deterioration in global market, credit, and economic conditions. In particular, the Company was adversely affected by the strengthening of the U.S. dollar given that over 80% of its revenues are generated outside the United States in foreign currencies.

The recent severe downturn in global economic conditions, the strengthening of the U.S. dollar, and the contraction of capital markets has impaired both the Company’s liquidity and its ability to service its debt. In the past, the Company has serviced its debt through a combination of: (i) making cash payments for principal and interest; (ii) retiring debt by purchasing it at a discount; (iii) retiring convertible debt in exchange for shares of common stock; and (iv) exchanging unsecured notes for second lien secured notes.

As is the case for many companies, the current global financial crisis has limited the Company’s ability to generate sufficient cash from operations to continue meeting its debt obligations. While lower consumer

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spending worldwide has weakened demand for the Company’s products and services, thus putting pressure on sales revenues, the more significant impact on cash is a result of the fact that the vast majority of the Company’s revenue is derived in local foreign currencies from sales and operations outside of the United States. The Company’s debt, on the other hand, is denominated in U.S. dollars. As a result, the dramatic strengthening of the U.S. dollar relative to other foreign currencies has substantially reduced the amount of U.S. dollars the Company receives from its foreign operations after conversion of the foreign currencies into U.S. dollars. In turn, this reduces the amount of cash available to the Company to service its debt.

Aside from the impact of the strengthening dollar, the global financial crisis has restricted the Company’s access to liquidity in other ways. The unprecedented tightening of the global capital markets has limited the Company’s ability to refinance existing debt, to raise cash through the issuance of new debt or equity, or through asset sales, given the dramatic decline in asset valuations and the scarcity of credit available to potential buyers.

The Company has invested in and finances its operations principally through debt issued by the Debtors as holding companies for the Debtors’ operating company subsidiaries, which are not subject to these Chapter 11 Cases. The Plan is based upon a consensual restructuring of only certain debt, as set forth below, issued by the Debtors, and generally does not affect the Debtors’ otherwise successful operating company subsidiaries.

The Debtors’ principal obligations for funded debt are (i) obligations outstanding under the senior secured term loan facility dated February 18, 2005, and due 2011 (the “Holding First Lien Secured Term Loan”), by and between PTHI, a wholly-owned subsidiary of Group, Lehman Commercial Paper, Inc. (“Lehman”), as administrative agent, and the lenders party thereto (collectively, the “First Lien Secured Term Lenders”), which are guaranteed by Group, IHC, PTII, and certain other subsidiaries of PTHI and secured by certain assets of PTHI and its guarantor subsidiaries and stock pledges, (ii) obligations outstanding under the senior secured credit agreement, dated March 27, 2007, and due 2012, by and between an indirect wholly-owned Canadian subsidiary of the Company, Primus Telecommunications Canada, Inc. (“Primus Canada”), Guggenheim Corporate Financing, LLC (“Guggenheim”), as administrative agent, and the lenders party thereto (the “Canadian Term Loan”), secured by the assets of the Company’s Canadian operations and guaranteed by Group, PTHI, and certain other subsidiaries (prior to the Petition Date, Guggenheim and the Debtors entered into a waiver and amendment agreement whereby Guggenheim agreed to waive certain defaults, including certain alleged preexisting defaults and defaults relating to the commencement of these Chapter 11 Cases in consideration for certain amendments to the Canadian Term Loan, including a mandatory prepayment schedule and an earlier maturity in 2011), (iii) 14 1/4% senior secured notes issued by IHC in February and March 2007, and in May 2008, and due 2011 (the “IHC Second Lien Notes”), under which certain obligations are guaranteed by Group, PTHI, and certain subsidiaries and affiliates and secured by certain assets of IHC and the guarantor subsidiaries and additional stock pledges (in connection with the settlement embodied in the Plan, and in consideration for the IHC Second Lien Noteholders’ forbearance with respect to guarantee claims against certain of the Debtors’ operating subsidiaries, and as further provided in the Supplemental Indenture attached to the Plan as Exhibit 1.71, the obligations secured by the IHC Second Lien Notes’ collateral will be amended to provide that all obligations of the issuer and PTII are secured by PTII’s assets, including 65% of voting stock of foreign subsidiaries owned by PTII), (iv) 8% senior notes issued by PTHI and guaranteed by Group on January 16, 2004, and due 2014 (the “8% Senior Notes”), (v) 5% exchangeable senior notes issued on June 28, 2006, by PTHI and guaranteed by Group and due in 2010 (the “5% Exchangeable Senior Notes,” and together with the 8% Senior Notes, the “Holding Notes”), (vi) 3 3/4% convertible senior notes issued by Group on September 15, 2003, and due 2010 (the “3 3/4% Convertible Senior Notes”), (vii) step up convertible subordinated debentures issued by Group on February 27, 2006, and due 2009 (the “Step Up Convertible Subordinated Debentures”), and (viii) 12 3/4% senior notes issued by Group on October 15, 1999 and due 2009 (the “12 3/4% Senior Notes,” and together with the 3 3/4% Convertible Senior Notes and the Step Up Convertible Subordinated Debentures, the “Group Notes”).

Faced with declining liquidity, upcoming interest payments, over $24 million in 2009 debt maturities, and the inability to access the capital markets to restructure its balance sheet, the Company pursued various strategic alternatives in the fourth quarter of 2008 and early 2009, including seeking to extend the maturities on its debt due in 2009, seeking to implement debt exchanges, seeking to issue new debt for cash and/or in exchange for debt, and pursuing asset sales. Ultimately, the efforts to restructure outside of chapter 11 were unsuccessful and the Company commenced negotiations with a majority of its senior noteholders. Those negotiations led to the formation of the consensual Plan to restructure the Company’s debt obligations, and the Debtors filed these Chapter 11 Cases to implement their restructuring.

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B.	Capital and Equity Structure

The following table describes the Debtors’ various material capital obligations and equity interests, ranked in order of relative priority based on either contractual or structural subordination:

1. Holding First Lien Secured Term Loan

Holding First Lien Secured Term Loan: A $100 million senior secured term loan facility entered into on February 18, 2005, due in 2011, by PTHI and guaranteed by Group, PTHI, IHC, PTII, and certain other subsidiaries, secured by first priority liens on certain assets of PTHI and its guarantor subsidiaries and pledges of 65% of the capital stock of first-tier foreign subsidiaries. Approximately $96.25 million remained outstanding as of the Petition Date.

2. IHC Second Lien Notes

IHC Second Lien Notes: IHC Second Lien Notes, issued February 2007, March 2007, and May 2008 by IHC and due in 2011. Certain obligations under the IHC Second Lien Notes are guaranteed by Group, PTHI, and certain subsidiaries and affiliates and secured by certain assets of IHC and the guarantor subsidiaries and additional stock pledges. In connection with the settlement embodied in the Plan, and in consideration for the IHC Second Lien Noteholders’ forbearance with respect to guarantee claims against certain of the Debtors’ operating subsidiaries, and as further provided in the Supplemental Indenture attached to the Plan as Exhibit 1.71, the definition of “Obligations” secured by the IHC Second Lien Notes’ collateral will be amended to provide that all obligations of the Issuer and PTII are secured by PTII’s assets, including 65% of voting stock of foreign subsidiaries owned by PTII. Approximately $173 million of the IHC Second Lien Notes remained outstanding as of the Petition Date (after accounting for approximately $2 million of IHC Second Lien Notes owned by the Company).

3. Holding Notes

8% Senior Notes: issued in January 2004 by PTHI and due in 2014. The 8% Senior Notes are guaranteed by Group. Approximately $186 million of 8% Senior Notes remained outstanding as of the Petition Date.

5% Exchangeable Senior Notes: issued in June 2006 by PTHI and due in 2010. The 5% Exchangeable Senior Notes are guaranteed by Group. Approximately $23.4 million of the 5% Exchangeable Senior Notes remained outstanding as of the Petition Date.

4. Group Notes

Step Up Convertible Subordinated Debentures: issued in February 2006 by Group and due August 2009. Approximately $8.6 million of the Step Up Convertible Subordinated Debentures remained outstanding as of the Petition Date.

3 3/4% Convertible Senior Notes: issued in September 2003 by Group and due September 2010. Approximately $34.2 million of the 3 3/4% Convertible Senior Notes remained outstanding as of the Petition Date.

12 3/4% Senior Notes: issued in October 1999 by Group and due October 15, 2009. Approximately $14.2 million of the 12 3/4% Senior Notes remained outstanding as of the Petition Date.

5. Equity Interests

Common Stock: as of September 30, 2008, 300 million shares of common stock were authorized and 142,632,540 shares were issued and outstanding.

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C.	Restructuring Under the Plan

1. Administrative and Priority Tax Claims

Subject to the provisions of sections 330(a), 331, and 503(b) of the Bankruptcy Code, each Holder of an Administrative Claim shall be paid by the Debtors, at their election, in full, in Cash, upon the latest of (i) the Effective Date, (ii) the due date thereof in accordance with its terms, (iii) in respect of liabilities incurred in the ordinary course of business, the date upon which such liabilities are payable in the ordinary course of such Debtor’s business, consistent with past practices, or (iv) such other date as may be agreed upon between the Holder of such Administrative Claim, the Debtors, and the Requisite Noteholders.

Unless the Holder of such Claim and the applicable Debtor agree to a different treatment, on the Effective Date, each Holder of an allowed Priority Tax Claim shall either (i) have its Claim Reinstated, (ii) receive equal Cash payments during a period not to exceed six years after the assessment of the tax on which such Claim is based, totaling the aggregate amount of such Claim, plus simple interest at the rate required by applicable law on any outstanding balance from the Effective Date, or such lesser rate as is agreed to by a particular taxing authority, or (iii) such other treatment as is agreed to by the holder of a Priority Tax Claim and the Debtors (or the Reorganized Debtors).

2. Unimpaired Claims

Pursuant to the Plan, several classes of Claims will be reinstated on the Effective Date unless the Holders of such Claims and the Debtors agree to a different treatment. The reinstated Claims are, therefore, unimpaired by the Chapter 11 Cases. Accordingly, the Holders of such Claims will not be entitled to vote. The following classes of Claims are unimpaired:

•

Class 1A, 1B, 1C, and 1D Non Tax Priority Claims: consists of all Claims, other than Administrative Claims or Priority Tax Claims, that are entitled to priority in payment pursuant to sections 507(a) and 507(b) of the Bankruptcy Code;

•

Class 2A, 2B, 2C, and 2D Other Secured Claims: consists of all Claims (but not including Administrative Claims, Holding First Lien Secured Term Loan Claims, or IHC Second Lien Note Claims) that are secured by a lien on property in which a Debtor’s Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or, in the case of the setoff, pursuant to section 553 of the Bankruptcy Code;

•

Class 7A, 7B, 7C, and 7D General Unsecured Claims: consists of all Claims that are not an Administrative Claim, Priority Tax Claim, Non-Tax Priority Claim, Holding First Lien Secured Term Loan Claim, IHC Second Lien Note Claim, Holding Notes Claim, Group Notes Claim, or Intercompany Claim;

•	Class 8A, 8B, 8C, and 8D Intercompany Claims: consists of all Claims by Debtors or non-Debtor Affiliates against another Debtor or non-Debtor Affiliate; and

•	Class 9A, 9B, 9C, and 9D Equity Interests in Affiliate Debtors: consists of the common stock of PTHI and IHC outstanding immediately prior to the Petition Date.

3. Impaired Claims

The impaired classes are comprised of the claims of lenders under the first lien secured term loan (whose treatment is improved under the Plan but who are nonetheless entitled to vote on the Plan), certain noteholders and Holders of equity interests. The Plan provides for a distribution to members of all impaired classes except Class 10(b)A Other Interests and 10(c)A Subordinated Claims, but each class’s entitlement to a distribution is contingent on payment in full of all classes with higher priority.

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The distribution to each impaired class will include an equity component – either Distributable New Equity, Warrants, or Contingent Value Rights (“CVRs”). The ability of an impaired class to receive full satisfaction of its claims depends on the enterprise value of Reorganized Group. The Plan, therefore, contemplates that the rights of each impaired class to receive a distribution are triggered when the enterprise value of Reorganized Group reaches certain thresholds.

The following chart lists the impaired classes of claims and summarizes the treatment that each class will receive once all higher ranking classes are paid in full.

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Description and Amount of Claims or Interests	Summary of Treatment[1]

Classes 3A, 3B, 3C, and 3D: Holding First Lien Secured Term Loan Claims

Estimated Amount of Holding First Lien Secured Term Loan Claims: Approximately $96.25 million plus all accrued and unpaid interest owing under the Holding First Lien Secured Term Loan.

Each Holder of a Class 3A, 3B, 3C, or 3D Claim is entitled to vote to accept or to reject the Plan.

On the Effective Date, the terms of the Holding First Lien Secured Term Loan shall be modified as described in the Holding First Lien Secured Term Loan Term Sheet and each Holding First Lien Secured Term Loan Claim shall be reinstated as modified by such Holding First Lien Secured Term Loan Term Sheet and the Debtors or the Non-Debtor Guarantors shall pay all reasonable fees, expenses, and disbursements of counsel to the Consenting First Lien Lenders, Fried, Frank, Harris, Shriver & Jacobson LLP, and the financial advisor to the Consenting First Lien Lenders, Chanin Capital Partners, consistent with the terms of the Forbearance Agreement and the Holding First Lien Secured Term Loan Term Sheet; provided, however, that if either (i) the Consenting First Lien Lenders terminate the Forbearance Agreement prior to the Confirmation Date, (ii) the First Lien Lenders cease to forbear from exercising remedies against Non-Debtor Guarantors under the Holding First Lien Secured Term Loan prior to the Confirmation Date, or (iii) the First Lien Lenders fail to vote in favor of the Plan in accordance with section 1126(c) of the Bankruptcy Code, then the Debtors reserve the right, on written notice to the Consenting First Lien Lenders, to seek Reinstatement of the Holding First Lien Secured Term Loan Claims and, in such event, regardless of any votes cast by the Consenting Lien Lenders, the Consenting First Lien Lenders shall have the right and opportunity to object to such Reinstatement or to confirmation of the Plan as if they had voted to reject the Plan.

Percentage Recovery: Reinstated, as modified

[1]

All estimated percentage recoveries in this chart, and elsewhere in this Disclosure Statement, are based on a range of recoveries, with the low point of such range being based on the midpoint of the enterprise value range established by CRT Investment Banking LLC (“CRT”), or $340 million, and the high point of such range being based on the implied enterprise value based on the prepetition negotiations between the Holders of IHC Second Lien Notes and Holding Notes and the Debtors, or $375 million, as set forth more fully below in Section II.E. Summary of Treatment of Claims and Interests Under the Plan and Section X.E. Valuation of Reorganized Group.

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Description and Amount of Claims or Interests	Summary of Treatment[1]

Classes 4A, 4B, and 4C: IHC Second Lien Note Claims

Classes 4A, 4B, and 4C consist of all IHC Second Lien Note Claims.

Estimated Amount of IHC Second Lien Note Claims: Approximately $173 million plus all accrued and unpaid interest owing under the IHC Second Lien Notes.

Each Holder of a Class 4A, 4B, or 4C Claim is entitled to vote to accept or to reject the Plan.

On the Effective Date, each Holder of an IHC Second Lien Note Claim shall receive its Pro Rata share of (i) Modified IHC Second Lien Notes in the amount of $123 million and on the terms described in the Modified IHC Second Lien Notes Term Sheet attached hereto as Appendix C and (ii) 50% of the Distributable New Equity and, as part of the distribution to Classes 4A, 4B, and 4C (but in addition to amounts to be distributed to IHC Second Lien Note Claims), the Company shall pay all reasonable fees, expenses and disbursements of counsel to the Ad Hoc Group of IHC Second Lien Notes Claims, Andrews Kurth LLP consistent with the terms of the engagement agreement between Andrews Kurth LLP and the Debtors, as may be amended. In addition, as part of the distribution to Classes 4A, 4B and 4C, the Company shall pay all reasonable fees, expenses and disbursements of counsel for U. S. Bank National Association as indenture trustee for the IHC Second Lien Notes as may be consistent with the IHC Second Lien Indenture, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court. The Modified IHC Second Lien Notes shall be subordinated in right of payment to the Holding First Lien Secured Term Loan as described in the Holding First Lien Secured Term Loan Term Sheet.

Estimated Percentage Recovery: 92% to 100%

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Description and Amount of Claims or Interests	Summary of Treatment[1]

Classes 5A and 5B: Holding Notes Claims

Classes 5A and 5B consist of all Holding Notes Claims.

Estimated Amount of Holding Notes Claims: Approximately $209.4 million, consisting of (i) approximately $186 million of 8% Senior Notes, and (ii) $23.4 million of 5% Exchangeable Senior Notes, plus (iii) accrued and unpaid interest owing under the 8% Senior Notes and the 5% Exchangeable Senior Notes.

Each Holder of a Class 5A or 5B Claim is entitled to vote to accept or to reject the Plan.

On the Effective Date, each Holder of a Holding Note Claim shall be entitled to receive its pro rata share of (i) 50% of the Distributable New Equity and (ii) Holding Warrants to receive up to 30% of the Distributable New Equity of Reorganized Group as more fully described in the Holding Warrants Term Sheet attached hereto as Appendix D and documented in the Warrant Agreement attached as Exhibit 7.5(e) to the Plan and, as part of the distribution to Classes 5A and 5B (but in addition to amounts to be distributed to Holders of Holding Notes Claims), the Company shall pay all reasonable fees, expenses, and disbursements of counsel to the Ad Hoc Group of Holding Notes Claims, Stroock & Stroock & Lavan LLP consistent with the terms of the engagement agreement between Stroock & Stroock & Lavan LLP and the Debtors, as may be amended. In addition, as part of the distribution to Classes 5A and 5B, the Company shall pay all reasonable fees, expenses and disbursements of counsel for Wells Fargo Bank, National Association, as indenture trustee for the Holding Notes, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court.

Estimated Percentage Recovery: 22% to 32%

Class 6A: Group Notes Claims

Class 6A consists of all Group Notes Claims.

Estimated Amount of Group Notes Claims: Approximately $57 million, consisting of (i) approximately $34.2 million of 3 3/4% Convertible Senior Notes, (ii) approximately $8.6 million of Step Up Convertible Subordinated Debentures, (iii) approximately $14.2 million of 12 3/4% Senior Notes, plus (iv) all accrued and unpaid interest owing under the 12 3/4% Senior Notes, the 3 3/4% Convertible Senior Notes, and the Step Up Convertible Subordinated Debentures.

Each Holder of a Class 6A Claim is entitled to vote to accept or to reject the Plan.

On the Effective Date, each Holder of a Group Notes Claim shall be entitled to receive its Pro Rata share of Group Warrants on the terms described in the Group Warrants Term Sheet attached hereto as Appendix E. In addition, as part of the distribution to Class 6A (but in addition to amounts to be distributed to Holders of Group Notes Claims), the Company shall pay all reasonable fees, expenses and disbursements of counsel for Deutsche Bank National Trust Company as indenture trustee for Group’s 3 3/4 % Convertible Senior Notes due 2010 and HSBC Bank USA, N.A as indenture trustee for Group’s Step Up Convertible Subordinated Notes due 2009, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court.

Estimated Percentage Recovery: >0%

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Description and Amount of Claims or Interests	Summary of Treatment[1]
Class 10(a)A Old Common Stock Interests Class 10(a)A consists of any common stock of Group or any predecessor company outstanding at any time prior to the Petition Date.

Each Holder of a Class 10(a)A Interest is entitled to vote to accept or to reject the Plan.

On the Effective Date, the Old Common Stock will be cancelled, and Holders of Old Common Stock shall receive their Pro Rata share of Contingent Value Rights.

Estimated Percentage Recovery: >0%

Class 10(b)A Other Interests

Class 10(b)A includes without limitation all options, warrants, calls, rights, puts, awards, commitments or any other agreements of any character to acquire any Old Common Stock.

Each Holder of a Class 10(b)A Interest is deemed to have rejected the Plan.

On the Effective Date, Other Interests will be discharged and cancelled and the Holders of Other Interests shall not receive or retain any distribution on account of such Other Interests.

Percentage Recovery: 0%

Class 10(c)A Subordinated Claims

Class 10(c)A consists of any Claim, including without limitation, claims under federal or state securities laws, arising from the rescission of a purchase or sale of Old Common Stock, any Claim for damages arising from the purchase or sale of Old Common Stock, or any Claim for reimbursement, contribution, or indemnification on account of any such Claim.

Each Holder of a Class 10(c)A Claim is deemed to have rejected the Plan.

On the Effective Date, Subordinated Claims will be discharged and cancelled and the Holders of Subordinated Claims shall not receive or retain any distribution on account of such Subordinated Claims.

Percentage Recovery: 0%

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				Page
	B.	Capital Structure of the Company		22
		1.	Prepetition Equity	22
		2.	Material Prepetition Debt Obligations	22

	C.	Board of Directors and Executive Officers		23

	D.	Prepetition Separation Agreements		25

	E.	Events Leading to Restructuring		26

V.	SUMMARY OF STRATEGIC INITIATIVES			27

	A.	Strategies to Enhance Financial Performance and Achieve Profitability		27

	B.	Improving Liquidity to Position the Company to Take Advantage of Market Opportunities		27

	C.	Improving and Enhancing Existing Services		27

VI.	THE CHAPTER 11 CASES			27

	A.	Continuation of Business; Stay of Litigation		27

	B.	First Day Pleadings and Orders		28
		1.	Joint Administration	28
		2.	Applications for Retention of Skadden; CRT Investment Banking LLC; Epiq Bankruptcy Solutions, LLC; Alvarez and Marsal North America, LLC and Sitrick and Company	28
		3.	Motion to Continue Using Existing Cash Management Systems	28
		4.	Trading Procedures Motion	29
		5.	Motion Establishing Interim Compensation Procedures	29

VII.	SUMMARY OF THE PLAN OF REORGANIZATION			29

	A.	Overview of Chapter 11		29

	B.	Overall Structure of the Plan		30

	C.	Classification and Treatment of Claims and Interests		30
		1.	Administrative Claims	30
		2.	Priority Tax Claims	30
		3.	Classes 1A, 1B, 1C, and 1D: Non-Tax Priority Claims	30
		4.	Classes 2A, 2B, 2C, and 2D: Other Secured Claims	30
		5.	Classes 3A, 3B, 3C, and 3D: Holding First Lien Secured Term Loan Claims	30
		6.	Classes 4A, 4B, and 4C: IHC Second Lien Note Claims	31
		7.	Classes 5A and 5B: Holding Notes Claims	31
		8.	Class 6A: Group Notes Claims	31
		9.	Classes 7A, 7B, 7C, and 7D: General Unsecured Claims	31
		10.	Classes 8A, 8B, 8C, and 8D: Intercompany Claims	31
		11.	Classes 9A, 9B, 9C, and 9D: Equity Interests in Affiliate Debtors	31
		12.	Class 10(a)A: Old Common Stock Interests	31
		13.	Class 10(b)A: Other Interests	31
		14.	Class 10(c)A: Subordinated Claims	32
		15.	Special Provision Regarding Unimpaired Claims	32
		16.	Procedures For Resolving Disputed, Contingent, and Unliquidated Claims	32

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				Page
	K.	Summary of Other Provisions of the Plan		45
		1.	Exemption From Certain Transfer Taxes	45
		2.	Corporate Action	45
		3.	Severability of Plan Provisions	45
		4.	Revocation, Withdrawal or Non Consummation	45

VIII.	RISK FACTORS TO BE CONSIDERED			46

	A.	Certain Bankruptcy Considerations		46
		1.	Non-Confirmation or Delay of Confirmation of the Plan	46
		2.	Possible Bankruptcy Petitions of Potential Additional Debtors	46
		3.	Non-Consensual Confirmation	46
		4.	Risk of Non-Occurrence of the Effective Date	46
		5.	General Effect	46
		6.	Classification and Treatment of Claims and Equity Interests	47

	B.	Certain Business Considerations		47
		1.	Continuing Global Economic Crisis Could Adversely Affect the Company’s Business	47
		2.	Material Strengthening of the United States Dollar Against Foreign Currencies May Reduce the Payments in U.S. Dollars from the Foreign Operating Subsidiaries	47
		3.	Fluctuating Foreign Currencies Could Have an Adverse Impact on Operations	48
		4.	Limited Experience in Certain Services May Limit Ability to Attract and Retain New Customers and Grow Revenues	48
		5.	Exposure for Noncompliance with FCC Orders Regarding Enhanced 911 Services	48
		6.	FCC Has Extended CPNI Rules to Interconnected VOIP Providers	49
		7.	Exposure from FCC Orders Regarding Access for People with Disabilities	49
		8.	Profitability May Decrease or Costs May Increase Due to Increased Regulation or the Imposition of Additional Taxes, Fees and Surcharges	49
		9.	The Company is Substantially Smaller than its Major Competitors	50
		10.	Operating Losses Could Continue in the Future	50
		11.	The Telecommunications Industry is Rapidly Changing	51
		12.	The Company is Exposed to Constantly Changing Regulations	51

IX.	CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN			52

	A.	Certain Tax Consequences of the Plan		53
		1.	U.S. Federal Income Tax Consequences to the Debtors	53
		2.	U.S. Federal Income Tax Consequences to Claimholders	56
		3.	Information Reporting and Backup Withholding	65
		4.	Importance of Obtaining Professional Tax Assistance	65

X.	FEASIBILITY OF THE PLAN AND BEST INTEREST OF CREDITORS			65

	A.	Feasibility of the Plan		65

	B.	Acceptance of the Plan		66

	C.	Best Interests Test		66

	D.	Liquidation Analysis		67

	E.	Valuation of Reorganized Group		70

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TABLE OF APPENDICES

Appendix	Name
Appendix A	SECOND AMENDED JOINT PLAN OF REORGANIZATION OF PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND ITS AFFILIATE DEBTORS

Appendix B	FINANCIAL FORECASTS

Appendix C	MODIFIED IHC SECOND LIEN NOTES TERM SHEET

Appendix D	HOLDING WARRANTS TERM SHEET

Appendix E	GROUP WARRANTS TERM SHEET

Appendix F	CONTINGENT VALUE RIGHTS TERM SHEET

Appendix G	HOLDING FIRST LIEN SECURED TERM LOAN TERM SHEET

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I. INTRODUCTION AND DISCLAIMER

The Debtors submit this disclosure statement (the “Disclosure Statement”) pursuant to section 1125 of the Bankruptcy Code, for use in the solicitation of votes on the Second Amended Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated and its Affiliate Debtors (the “Plan”) and filed with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). A copy of the Plan is annexed as Appendix A to this Disclosure Statement.

This Disclosure Statement sets forth certain information regarding the Debtors’ prepetition operating and financial history, the need to seek chapter 11 protection, significant events in the chapter 11 cases, and the anticipated organization of the Reorganized Debtors upon successful emergence from chapter 11. This Disclosure Statement also describes terms and provisions of the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with securities to be issued under the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that holders of claims entitled to vote under the Plan must follow for their votes to be counted.

Except as otherwise provided herein, capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan. Unless otherwise noted herein, all dollar amounts provided in this Disclosure Statement and in the Plan are given in U.S. dollars.

This Disclosure Statement describes certain aspects of the Plan, the Debtors’ operations, the Debtors’ Financial Forecasts, and other related matters. FOR A COMPLETE UNDERSTANDING OF THE PLAN, YOU SHOULD READ THIS DISCLOSURE STATEMENT, THE PLAN, AND THE EXHIBITS, APPENDICES, AND SCHEDULES THERETO IN THEIR ENTIRETY. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN AND THIS DISCLOSURE STATEMENT, THE TERMS OF THE PLAN ARE CONTROLLING.

UNDER THE PLAN, UNSECURED CLAIMS OTHER THAN THOSE BASED ON THE DEBTORS’ NOTES OR PURCHASE OF OLD COMMON STOCK ARE NOT AFFECTED BY THESE CASES AND ARE ANTICIPATED TO BE PAID IN FULL IN THE ORDINARY COURSE OF BUSINESS. ONLY CLAIMS HELD BY (A) HOLDERS OF OUTSTANDING TERM DEBT AND NOTES ISSUED BY THE DEBTORS AND (B) HOLDERS OF THE COMPANY’S OLD COMMON STOCK INTERESTS, OTHER INTERESTS, AND SUBORDINATED CLAIMS ARE IMPAIRED BY THE PLAN.

NO PERSON IS AUTHORIZED BY ANY OF THE DEBTORS IN CONNECTION WITH THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION REGARDING THIS DISCLOSURE STATEMENT OR THE PLAN OTHER THAN AS CONTAINED IN THIS DISCLOSURE STATEMENT AND THE EXHIBITS, APPENDICES, AND/OR SCHEDULES ATTACHED HERETO OR INCORPORATED BY REFERENCE OR REFERRED TO HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ANY OF THE DEBTORS.

THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE. ANY CREDITOR DESIRING ANY SUCH ADVICE OR ANY OTHER ADVICE SHOULD CONSULT WITH ITS OWN ADVISORS.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT WILL NOT CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION STATED SINCE THE DATE HEREOF.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING THE INFORMATION REGARDING THE HISTORY, BUSINESS, AND OPERATIONS OF THE DEBTORS AND THEIR NON-DEBTOR OPERATING SUBSIDIARIES AND THE HISTORICAL FINANCIAL

INFORMATION REGARDING THE DEBTORS IS INCLUDED FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE PLAN BUT, AS TO CONTESTED MATTERS AND ADVERSARY PROCEEDINGS, IS NOT TO BE CONSTRUED AS AN ADMISSION OR A STIPULATION BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.

THIS DISCLOSURE STATEMENT MAY NOT BE RELIED ON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR TO REJECT THE PLAN, AND NOTHING STATED HEREIN WILL CONSTITUTE AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, OR BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS OR ANY OTHER PARTY, OR BE DEEMED A REPRESENTATION OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE DEBTORS OR HOLDERS OF CLAIMS OR INTERESTS. CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, BY NATURE, ARE FORWARD-LOOKING AND CONTAIN ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. ALL HOLDERS OF CLAIMS SHOULD CAREFULLY READ AND CONSIDER THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY, INCLUDING ARTICLE VIII, “RISK FACTORS TO BE CONSIDERED,” OF THIS DISCLOSURE STATEMENT, BEFORE VOTING TO ACCEPT OR TO REJECT THE PLAN.

EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, ALL INFORMATION CONTAINED HEREIN HAS BEEN PROVIDED BY THE DEBTORS.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Disclosure Statement contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Debtors and those preceded by, followed by, or that include the word may, will, should, could, expects, plans, anticipates, believes, estimates, predicts, potential, or continue or the negative of such terms and other comparable terminology. You should understand that the factors described below, in addition to those discussed elsewhere in this Disclosure Statement, could materially affect the Debtors’ future results and could cause those results to differ materially from those expressed in such forward looking statements. These factors include:

•	market conditions that adversely affect demand for certain of the Company’s products and services, and that delay attaining profitability and positive cash flow;

•	fluctuating foreign currencies could adversely affect the Company’s revenue, operations and cash flow;

•	the potential for additional adverse commercial and credit market developments;

•

issues related to the Company’s financial situation and liquidity needs increasing the risk that it is unable to invest adequately in the business and may fail to attract and retain sufficient customers;

•	potential difficulties in attracting and retaining quality management and key personnel to execute the Company’s current business strategy;

•	competition against large, financially stronger competitors;

•	a rapidly changing telecommunications industry; and

•	a regulatory environment that is subject to constant change.

ANY FINANCIAL FORECASTS OR OTHER FORWARD-LOOKING ANALYSES CONTAINED HEREIN WERE NOT PREPARED WITH A VIEW TO COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLENESS THEREOF AND, ACCORDINGLY, HAS NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO.

II. OVERVIEW OF THE DEBTORS AND THE PLAN

This Disclosure Statement contains, among other things, descriptions and summaries of provisions of the Plan.

The following overview is a general summary only, which is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information, and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the Plan.

A.	Business Overview

THE DEBTORS ARE HOLDING COMPANIES THAT OWN 100% OF THE STOCK OF VARIOUS OPERATING SUBSIDIARIES. NONE OF THE OPERATING SUBSIDIARIES HAVE FILED FOR CHAPTER 11 RELIEF. DESCRIPTIONS OF THE BUSINESS OPERATIONS OF THE COMPANY ARE MADE WITH RESPECT TO THE DEBTORS’ OPERATING SUBSIDIARIES.

Founded in 1994, the Company is an integrated facilities-based telecommunications services provider offering a portfolio of international and domestic voice, wireless, Internet, VOIP, and data and hosting services to business and residential retail customers and other carriers primarily located in North America, Australia, and western Europe. The Company is now the second largest alternative communications company and the fifth largest Internet service provider in Canada, and the third largest Internet service provider and the fourth largest full service carrier in Australia.

The Company is headquartered in McLean, Virginia. As of December 31, 2008, the Company had 193 employees in the United States and 1,611 employees in its foreign operating segments. The Company’s primary operating markets are divided into four geographic segments: the United States, Canada, Europe, and Asia-Pacific. For the quarter ended September 30, 2008, the Company had revenue of $231.8 million and for the year ended December 31, 2008, the Company had revenue of approximately $896 million. The Company’s revenues are principally derived from its telecommunications and related communications services. Over 80% of the Company’s revenues are generated through its operations outside of the United States.

B.	Existing Capital Structure

The Debtors’ principal obligations for funded debt are (i) obligations outstanding under the Holding First Lien Secured Term Loan dated February 18, 2005, and due 2011, by and between PTHI, a wholly-owned subsidiary of Group, Lehman, as administrative agent, and the lenders party thereto, which are guaranteed by Group, IHC, PTII, and certain other subsidiaries of PTHI and secured by certain assets of PTHI and its guarantor subsidiaries and stock pledges, (ii) obligations outstanding under the Canadian Term Loan, dated March 27, 2007, and due 2012 by and between an indirect wholly-owned Canadian subsidiary of the Company, Primus Canada, Guggenheim, as administrative agent, and the lenders party thereto, secured by the assets of the Company’s Canadian operations and guaranteed by Group, PTHI, and certain subsidiaries (prior to the Petition Date, Guggenheim and the Debtors entered into a waiver and amendment agreement whereby Guggenheim agreed to waive certain defaults, including certain alleged preexisting defaults and defaults relating to the commencement of these Chapter 11 Cases in consideration for certain amendments to the Canadian Term Loan, including a mandatory prepayment schedule and an earlier maturity in 2011), (iii) the IHC Second Lien Notes, under which certain obligations are guaranteed by Group, PTHI, and certain subsidiaries and affiliates and secured by certain assets of IHC and the guarantor subsidiaries and additional stock pledges (in connection with the settlement embodied in the Plan, and in consideration for the IHC Second Lien Noteholders’ forbearance with respect to guarantee claims against certain of the Debtors’ operating subsidiaries, and as further provided in the Supplemental Indenture attached to the Plan as Exhibit 1.71, the obligations secured by the IHC Second Lien Notes’ collateral will be amended to provide that all obligations of the Issuer and PTII are secured by PTII’s assets, including 65% of voting stock of foreign subsidiaries owned by PTII, the maturity of the IHC Second Lien Notes will be extended to 2013, and for a period of time interest will be paid partly in cash and partly in payment-in-kind securities), (iv) 8% Senior Notes issued by PTHI on January 16, 2004, and due 2014 and guaranteed by Group, (v) 5% Exchangeable Senior

Notes issued on June 28, 2006, by PTHI and due on June 30, 2010 and guaranteed by Group, (vi) 3 3/4% Convertible Senior Notes issued by Group on September 15, 2003, and due 2010, (vii) Step Up Convertible Subordinated Debentures issued by Group on February 27, 2006, and due 2009, and (viii) 12 3/4% Senior Notes issued by Group on October 15, 1999 and due 2009.

C.	Plan Negotiations

The Debtors believe that the value of the Company’s businesses could be damaged significantly by a prolonged chapter 11 case or by the filing of bankruptcy proceedings involving the non-Debtor operating subsidiaries. After discussions with various noteholders, the Debtors therefore concluded that the proposed restructuring should be implemented through the Plan Support Agreement. After several months of extensive negotiations, the Consenting Noteholders entered into a Plan Support Agreement with the Debtors. The Plan Support Agreement provides for (i) the reduction of principal debt obligations by approximately $315 million or over 50%, (ii) the reduction of interest payments by over 50%, and (iii) the extension of certain debt maturities.

In addition to negotiating the Plan Support Agreement with the Consenting Noteholders, the Debtors also consulted with a group of First Lien Lenders and Guggenheim, the administrative agent for the Canadian Term Loan. The Debtors recognized that the support of the First Lien Lenders and Guggenheim would be helpful for a successful reorganization because, among other things, initiating the Chapter 11 Cases would violate certain covenants of the Holding First Lien Secured Term Loan and the Canadian Term Loan, and would result in an event of default. Upon an event of default, the First Lien Lenders and Guggenheim might have been able to exercise remedies against guarantor non-Debtor operating subsidiaries that could disrupt the Company’s operations and inhibit the Debtors’ ability to administer effectively the Chapter 11 Cases. Accordingly, the Debtors requested waivers to avoid breaching certain covenants upon the filing of the Chapter 11 Cases, which Guggenheim granted prior to the Petition Date.

In consideration for the covenant waivers, the Debtors agreed to provide certain accommodations to the Canadian Term Loan prior to the Petition Date. In addition to their commitment to pay reasonable fees and expenses of Guggenheim incurred while negotiating the waivers totaling approximately $150,000 and their acknowledgement of certain obligations and guarantees under the Canadian Term Loan, the Debtors agreed to certain modifications of the respective agreements, including a mandatory prepayment schedule and an earlier maturity in 2011. These waivers were finalized prior to the Petition Date.

Although the Debtors were unable to reach a similar waiver agreement with the First Lien Lenders prior to the Petition Date, the Debtors and the First Lien Lenders did agree to a forbearance agreement with respect to the bankruptcy-related defaults while the parties continued to negotiate. The First Lien Lenders were represented in the negotiations by lenders holding a majority in amount of the Holding First Lien Secured Term Loan facility because of the bankruptcy of Lehman, the agent under the facility. This group of First Lien Lenders made up the Required Lenders necessary to direct actions by the agent with respect to the facility.

During the negotiations, the Debtors provided the First Lien Lenders and their representatives with substantial diligence materials, even though these materials should ordinarily have been provided to them by Lehman as the agent under the facility. The Debtors also held multiple meetings and discussions with the First Lien Lenders and their legal and financial advisors. The parties ultimately reached agreement on modifications to the Holding First Lien Secured Term Loan that would reasonably improve the First Lien Lenders’ position in exchange for the Consenting First Lien Lenders’ agreement to forbear enforcement of and waive certain defaults and covenants under the Holding First Lien Secured Term Loan, as set forth in the Holding First Lien Secured Term Loan Term Sheet and in the Forbearance Agreement. If, however, the Consenting First Lien Lenders terminate the Forbearance Agreement prior to the Confirmation Date or the First Lien Lenders cease to forbear from exercising remedies against non-Debtor guarantors under the Holding First Lien Secured Term Loan prior to the Confirmation Date or fail to vote in favor of the Plan in accordance with section 1126(c) of the Bankruptcy Code, then the Debtors reserve the right to seek Reinstatement of the Holding First Lien Secured Term Loan Claims. Correspondingly, the Consenting Lien Lenders reserve their rights to oppose such Reinstatement.

D.	General Structure of the Plan

PTHI, an Affiliate Debtor in the Chapter 11 Cases, is a holding company for the Debtors’ operating company subsidiaries. The Plan is structured around a consensual restructuring of certain debt held by the Debtors. The operations of the Company’s non-Debtor Affiliates generally will be unaffected by the Chapter 11 Cases. If, however, the Plan of Group is not successfully confirmed, then the Debtors will not proceed with the plans of PTHI, IHC, or PTII and no distributions will be made.

Under the Plan, there are eight classes of Impaired Claims (Class 3A, 3B, 3C and 3D Holding First Lien Secured Term Loan Claims, Class 4A, 4B, and 4C IHC Second Lien Note Claims, Class 5A and 5B Holding Notes Claims, Class 6A Group Notes Claims, and Class 10(c)A Subordinated Claims) and two classes of Impaired Interests (Class 10(a)A Old Common Stock Interests and Class 10(b)A Other Interests). All other Claims and Interests are Unimpaired. Holders of Class 1A, 1B, 1C, and 1D Non-Tax Priority Claims, Class 2A, 2B, 2C, and 2D Other Secured Claims, Class 7A, 7B, 7C, and 7D General Unsecured Claims, Class 8A, 8B, 8C, and 8D Intercompany Claims, and Class 9A, 9B, 9C, and 9D Equity Interests in Affiliate Debtors will be unaffected by the Plan.

Holders of IHC Second Lien Notes have security interests and a pledge on 65% of the stock in the foreign operating subsidiaries that are subordinate to the security interests of the Holding First Lien Secured Term Lenders. Based upon the liquidation value analysis of the Company, as set forth below and in Article X.D of this Disclosure Statement, the value available for distribution to Holders of Claims and Interests upon a liquidation of the Company, after payment of the Holding First Lien Secured Term Loan Claims, would be substantially less than the amount required to satisfy the Claims held by the Holders of IHC Second Lien Notes. In the absence of the consensual restructuring of the Company’s debt provided for by the Plan, the Debtors do not believe that Class 5A and 5B Holding Notes Claims, Class 6A Group Notes Claims, Class 7A, 7B, 7C, and 7D General Unsecured Claims, Class 8A, 8B, 8C, and 8D Intercompany Claims, Class 9A, 9B, 9C, and 9D Equity Interests in Affiliate Debtors, Class 10(a)A Old Common Stock Interests, Class 10(b)A Other Interests, and Class 10(c)A Subordinated Claims would be entitled to receive or retain any property on account of such Claims and Interests in the event of a liquidation.

The Company and the Consenting Noteholders recognize that the continued dedication of the Company’s employees, trade, and other unsecured creditors to the Company’s business is critical to maximizing value. In this regard, as set forth below, the Consenting Noteholders have authorized and consented to the restructuring of their debt to provide for (i) the reinstatement of Class 7A, 7B, 7C, and 7D General Unsecured Claims, Class 8A, 8B, 8C, and 8D Intercompany Claims and Class 9A, 9B, 9C, and 9D Equity Interests in Affiliate Debtors, and (ii) a contingent distribution of new equity to Class 10(a)A Old Common Stock Interests. Specifically, the Plan provides for the Company’s balance sheet to be restructured by:

(i)	reinstating the Class 2A, 2B, 2C, and 2D Other Secured Claims and the Class 3A, 3B, 3C, and 3D Holding First Lien Secured Term Loan Claims, provided that the terms of the Holding First Lien Secured Term Loan will be modified substantially as described in the Holding First Lien Secured Term Loan Term Sheet attached hereto as Appendix G, and as documented by the Holding First Lien Secured Term Loan Amendment attached to the Plan as Exhibit 5.3; provided, however, that if either (i) the Consenting First Lien Lenders terminate the Forbearance Agreement prior to the Confirmation Date, (ii) the First Lien Lenders cease to forbear from exercising remedies against Non-Debtor Guarantors under the Holding First Lien Secured Term Loan prior to the Confirmation Date, or (iii) the First Lien Lenders fail to vote in favor of the Plan in accordance with section 1126(c) of the Bankruptcy Code, then the Debtors reserve the right, on written notice to the Consenting First Lien Lenders, to seek Reinstatement of the Holding First Lien Secured Term Loan Claims and, in such event, regardless of any votes cast by the Consenting Lien Lenders, the Consenting First Lien Lenders shall have the right and opportunity to object to such Reinstatement or to confirmation of the Plan as if they had voted to reject the Plan;

(ii)	modifying the IHC Second Lien Notes and distributing new equity to Holders of Class 4A, 4B, and 4C IHC Second Lien Note Claims;

(iii)	distributing new equity to Holders of Class 5A and 5B Holding Notes Claims;

(iv)	issuing Warrants to Holders of Class 5A and 5B Holding Notes Claims and Class 6A Group Notes Claims;

(v)	reinstating all other unsecured creditors; and

(vi)	granting Holders of Class 10(a)A Old Common Stock Interests contingent rights to receive shares of New Common Stock.

Holders of Class 10(b)A Other Interests and Class 10(c)A Subordinated Claims will not be entitled to receive or retain any property on account of such Interests or Claims under the Plan.

The New Common Stock issued pursuant to the Plan will be subject to the terms and conditions of the New Stockholders Agreement, which will be deemed binding on and enforceable by the Reorganized Debtors, the Consenting Noteholders, and any party that receives New Common Stock.

Unsecured Claims other than those based on purchases of the Debtors’ notes or shares of Old Common Stock are classified in Classes 7A, 7B, 7C, and 7D as General Unsecured Claims and will be Unimpaired.

E.	Summary of Treatment of Claims and Interests Under the Plan

1. The Debtors.

There are a total of four Debtors. Each Debtor has been assigned a letter below for the purposes of classifying and treating Claims against and Interests in each Debtor for balloting purposes. The Claims against and Interests in each Debtor, in turn, have been assigned to separate numbered Classes with respect to each Debtor, based on the type of Claim involved. Accordingly, the classification of any particular Claim or Interest in any of the Debtors depends on the particular Debtor against which such Claim is asserted (or in which such Interest is held) and the type of Claim or Interest in question. The letters applicable to the four Debtors are as follows:

Letter	Debtor Name
A	Primus Telecommunications Group, Incorporated
B	Primus Telecommunications Holding, Inc.
C	Primus Telecommunications IHC, Inc.
D	Primus Telecommunications International, Inc.

2. Overview of Treatment

As contemplated by the Bankruptcy Code, Administrative Claims and Priority Tax Claims are not classified under the Plan. Administrative Claims are to be paid in full upon the latest of (i) the Effective Date, (ii) the due date thereof in accordance with their terms, (iii) for ordinary course Administrative Claims, when such claims become due, or (iv) such other date agreed upon by the Holder of the Administrative Claim, the Debtors, and the Requisite Noteholders. Unless the Holder of Such Claim and the applicable Debtor agree otherwise, on the Effective Date Priority Tax Claims are to be either (i) Reinstated, (ii) paid in equal Cash payments during a period not to exceed six years after the assessment of the tax on which such Claim is based, or (iii) provided such other treatment as agreed upon by the Holder of the Priority Tax Claim and the Debtors (or the Reorganized Debtors). See Section VII.C.1 for a summary of the treatment proposed under the Plan for Administrative Claims and Section VII.C.2 for a summary of the treatment proposed under the Plan for Priority Tax Claims.

In addition, the Plan provides that all Class 1A, 1B, 1C, and 1D Non-Tax Priority Claims; Class 2A, 2B, 2C, and 2D Other Secured Claims; Class 7A, 7B, 7C, and 7D General Unsecured Claims; Class 8A, 8B, 8C, and 8D Intercompany Claims; and Class 9A, 9B, 9C, and 9D Equity Interests in Affiliate Debtors will be Reinstated, unless the Holder of such Claim or Interest and the applicable Debtor agree to a different treatment. Class 3A, 3B, 3C, and 3D Holding First Lien Secured Term Loan Claims will be reinstated, provided that the terms of the Holding First Lien Secured Term Loan will be modified substantially as described in the Holding First Lien Secured Term Loan Term Sheet attached hereto as Appendix G, and as documented by the Holding First Lien Secured Term Loan Amendment attached to the Plan as Exhibit 5.3; provided, however, that if either (i) the Consenting First Lien Lenders terminate the Forbearance Agreement prior to the Confirmation Date, (ii) the First Lien Lenders cease to forbear from exercising remedies against Non-Debtor Guarantors under the Holding First Lien Secured Term Loan prior to the Confirmation Date, or (iii) the First Lien Lenders fail to vote in favor of the Plan in accordance with section 1126(c) of the Bankruptcy Code, then the Debtors reserve the right, on written notice to the Consenting First Lien Lenders, to seek Reinstatement of the Holding First Lien Secured Term Loan Claims and, in such event, regardless of any votes cast by the Consenting Lien Lenders, the Consenting First Lien Lenders shall have the right and opportunity to object to such Reinstatement or to confirmation of the Plan as if they had voted to reject the Plan

The table below summarizes the classification and treatment of the prepetition Claims and Interests under the Plan. For certain classes of Claims and Interests, estimated percentage recoveries are also set forth below. Estimated percentage recoveries have been calculated based upon a number of assumptions, including the value ascribed to the securities to be issued under the Plan, for purposes of the Plan, as discussed below and in Section X.E.

Based, in part, on information provided to it by the Debtors, CRT has evaluated the total enterprise value of Reorganized Group. CRT’s valuation establishes the value of Reorganized Group on a going concern basis as between $320 million and $360 million, with a midpoint of $340 million. This valuation is based on numerous assumptions, including, among other things, an assumption that the operating results projected for Reorganized Group will be achieved in all material respects, including revenue growth and improvements in operating margins, earnings, and cash flow. The valuation assumptions also consider, among other matters, (i) market valuation information concerning certain publicly traded securities and privately negotiated transactions of certain other companies that are considered relevant, (ii) certain general economic, capital markets, and industry information considered relevant to the business of the Reorganized Group, and (iii) such other investigations and analysis deemed necessary or appropriate. The valuation assumptions are not a prediction or reflection of post-confirmation value of the New Common Stock.

The distributions provided under the Plan are largely the product of extensive negotiations among the Debtors and certain of their creditors, including the Consenting Noteholders. As described in more detail in this Disclosure Statement, prior to the Petition Date the Debtors worked with the Consenting Noteholders to prearrange a financial restructuring that would result in brief chapter 11 cases and a material reduction of debt and debt service. As a result of these negotiations, the parties reached agreement with respect to the reinstatement of a portion of the IHC Second Lien Notes and the distribution of 50% of the New Common Stock of Reorganized Group to holders of IHC Second Lien Notes and the distribution of the remaining 50% of the New Common Stock of Reorganized Group to holders of Holding Notes. The implied enterprise value of Reorganized Group that would result in the payment in full of the IHC Second Lien Notes Claims is $375 million. This negotiated enterprise value was reached as a result of arm’s-length negotiations between sophisticated parties with a direct financial interest in the resulting outcome. As a result, in estimating potential recoveries under the Plan, the Debtors have used the midpoint of the CRT enterprise valuation, or $340 million, as the basis for the low point in the recovery range, and have used the implied enterprise value of $375 million as the basis for the high point in the recovery range.

The Debtors intend to seek to consummate the Plan and cause the Effective Date to occur as quickly as practicable. There can be no assurance, however, as to when or whether the Effective Date will occur.

The Debtors believe that the Plan provides distributions to all Classes of Claims that reflect an appropriate resolution of the Claims, taking into account the differing nature and priority of such Claims.

3. Classification of Debtors’ Claims and Interests

Description and Amount of Claims or Interests	Summary of Treatment

Classes 1A, 1B, 1C, and 1D: Non-Tax Priority Claims

Class 1 consists of all Claims, other than Administrative Claims or Priority Tax Claims, that are entitled to priority in payment pursuant to sections 507(a) and 507(b) of the Bankruptcy Code.

Classes 1A, 1B, 1C, and 1D Are Unimpaired Under the Plan. Each Holder of a Non-Tax Priority Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or to reject the Plan.

Unless the Holder of such claim and the Debtors agree to a different treatment, on the Effective Date, each Holder of a Non-Tax Priority Claim will have its Claim Reinstated.

Percentage Recovery: Unimpaired

Classes 2A, 2B, 2C, and 2D: Other Secured Claims

Classes 2A, 2B, 2C, and 2D consist of all Claims (but not including Administrative Claims, Holding First Lien Secured Term Loan Claims, or IHC Second Lien Note Claims) that are secured by a lien on property in which a Debtor’s Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or, in the case of the setoff, pursuant to section 553 of the Bankruptcy Code.

Classes 2A, 2B, 2C, and 2D Are Unimpaired Under the Plan. Each Holder of an Other Secured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or to reject the Plan.

Unless the Holder of such claim and the Debtors agree to a different treatment, on the Effective Date, each Holder of an Other Secured Claim will have its Claim Reinstated.

Percentage Recovery: Unimpaired

Description and Amount of Claims or Interests	Summary of Treatment

Classes 3A, 3B, 3C, and 3D: Holding First Lien Secured Term Loan Claims

Classes 3A, 3B, 3C, and 3D consists of all Holding First Lien Secured Term Loan Claims.

Estimated Amount of Holding First Lien Secured Term Loan Claims: Approximately $96.25 million plus all accrued and unpaid interest owing under the Holding First Lien Secured Term Loan.

Classes 3A, 3B, 3C, and 3D Are Impaired Under the Plan. Each Holder of a Holding First Lien Secured Term Loan Claim is entitled to vote to accept or to reject the Plan.

On the Effective Date, the terms of the Holding First Lien Secured Term Loan shall be modified as described in the Holding First Lien Secured Term Loan Term Sheet and each Holding First Lien Secured Term Loan Claim shall be reinstated as modified by such Holding First Lien Secured Term Loan Term Sheet and the Debtors or the Non-Debtor Guarantors shall pay all reasonable fees, expenses, and disbursements of counsel to the Consenting First Lien Lenders, Fried, Frank, Harris, Shriver & Jacobson LLP, and the financial advisor to the Consenting First Lien Lenders, Chanin Capital Partners, consistent with the terms of the Forbearance Agreement and the Holding First Lien Secured Term Loan Term Sheet; provided, however, that if either (i) the Consenting First Lien Lenders terminate the Forbearance Agreement prior to the Confirmation Date, (ii) the First Lien Lenders cease to forbear from exercising remedies against Non-Debtor Guarantors under the Holding First Lien Secured Term Loan prior to the Confirmation Date, or (iii) the First Lien Lenders fail to vote in favor of the Plan in accordance with section 1126(c) of the Bankruptcy Code, then the Debtors reserve the right, on written notice to the Consenting First Lien Lenders, to seek Reinstatement of the Holding First Lien Secured Term Loan Claims and, in such event, regardless of any votes cast by the Consenting Lien Lenders, the Consenting First Lien Lenders shall have the right and opportunity to object to such Reinstatement or to confirmation of the Plan as if they had voted to reject the Plan.

Percentage Recovery: Reinstated, as modified

Description and Amount of Claims or Interests	Summary of Treatment

Classes 4A, 4B, and 4C: IHC Second Lien Note Claims

Classes 4A, 4B, and 4C consist of all IHC Second Lien Note Claims.

Estimated Amount of IHC Second Lien Note Claims: Approximately $173 million plus all accrued and unpaid interest owing under the IHC Second Lien Notes.

Classes 4A, 4B, and 4C Are Impaired Under the Plan. Each Holder of an IHC Second Lien Note Claim is entitled to vote to accept or to reject the Plan.

On the Effective Date, each Holder of an IHC Second Lien Note Claim shall receive its Pro Rata share of (i) Modified IHC Second Lien Notes in the amount of $123 million and on the terms described in the Modified IHC Second Lien Notes Term Sheet attached hereto as Appendix C and (ii) 50% of the Distributable New Equity and, as part of the distribution to Classes 4A, 4B, and 4C (but in addition to amounts to be distributed to IHC Second Lien Note Claims), the Company shall pay all reasonable fees, expenses and disbursements of counsel to the Ad Hoc Group of IHC Second Lien Notes Claims, Andrews Kurth LLP consistent with the terms of the engagement agreement between Andrews Kurth LLP and the Debtors, as may be amended. In addition, as part of the distribution to Classes 4A, 4B and 4C, the Company shall pay all reasonable fees, expenses and disbursements of counsel for U. S. Bank National Association as indenture trustee for the IHC Second Lien Notes as may be consistent with the IHC Second Lien Indenture, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court. The Modified IHC Second Lien Notes shall be subordinated in right of payment to the Holding First Lien Secured Term Loan as described in the Holding First Lien Secured Term Loan Term Sheet.

Estimated Percentage Recovery: 92% to 100%

Description and Amount of Claims or Interests	Summary of Treatment

Classes 5A and 5B: Holding Notes Claims

Classes 5A and 5B consist of all Holding Notes Claims.

Estimated Amount of Holding Notes Claims: Approximately $209.4 million, consisting of (i) approximately $186 million of 8% Senior Notes, (ii) $23.4 million of 5% Exchangeable Senior Notes, and (iii) all accrued and unpaid interest owing under the 8% Senior Notes and the 5% Exchangeable Senior Notes.

Classes 5A and 5B Are Impaired Under the Plan. Each Holder of a Holding Notes Claim is entitled to vote to accept or to reject the Plan.

On the Effective Date, each Holder of a Holding Note Claim shall be entitled to receive its pro rata share of (i) 50% of the Distributable New Equity and (ii) Holding Warrants to receive up to 30% of the Distributable New Equity of Reorganized Group as more fully described in the Holding Warrants Term Sheet attached hereto as Appendix D and documented in the Warrant Agreement attached as Exhibit 7.5(c) to the Plan and, as part of the distribution to Classes 5A and 5B (but in addition to amounts to be distributed to Holders of Holding Notes Claims), the Company shall pay all reasonable fees, expenses, and disbursements of counsel to the Ad Hoc Group of Holding Notes Claims, Stroock & Stroock & Lavan LLP consistent with the terms of the engagement agreement between Stroock & Stroock & Lavan LLP and the Debtors, as may be amended. In addition, as part of the distribution to Classes 5A and 5B, the Company shall pay all reasonable fees, expenses and disbursements of counsel for Wells Fargo Bank, National Association, as indenture trustee for the Holding Notes, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court.

Estimated Percentage Recovery: 22% to 32%

Description and Amount of Claims or Interests	Summary of Treatment

Class 6A: Group Notes Claims

Class 6A consists of all Group Notes Claims.

Estimated Amount of Group Notes Claims: Approximately $57 million, consisting of (i) approximately $34.2 million of 3 3/4% Convertible Senior Notes, (ii) approximately $8.6 million of Step Up Convertible Subordinated Debentures, (iii) approximately $14.2 million of 12 3/4% Senior Notes, and (iv) all accrued and unpaid interest owing under the 12 3/4% Senior Notes, the 3 3/4% Convertible Senior Notes, and the Step Up Convertible Subordinated Debentures.

Class 6A is Impaired Under the Plan. Each Holder of a Group Notes Claim is entitled to vote to accept or to reject the Plan.

On the Effective Date, each Holder of a Group Notes Claim shall be entitled to receive its Pro Rata share of Group Warrants on the terms described in the Group Warrants Term Sheet attached hereto as Appendix E. In addition, as part of the distribution to Class 6A (but in addition to amounts to be distributed to Holders of Group Notes Claims), the Company shall pay all reasonable fees, expenses and disbursements of counsel for Deutsche Bank National Trust Company as indenture trustee for Group’s 3 3/4 % Convertible Senior Notes due 2010 and HSBC Bank USA, N.A as indenture trustee for Group’s Step Up Convertible Subordinated Notes due 2009, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court.

Estimated Percentage Recovery: >0%

Classes 7A, 7B, 7C, and 7D: General Unsecured Claims.

Classes 7A, 7B, 7C, and 7D consist of Claims that are not Administrative Claims, Priority Tax Claims, Non-Tax Priority Claims, Other Secured Claims, IHC Second Lien Note Claims, Holding Notes Claims, Group Notes Claims, Intercompany Claims, or Subordinated Claims.

Classes 7A, 7B, 7C, and 7D Are Unimpaired by the Plan. Each Holder of a General Unsecured Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or to reject the Plan.

Unless the Holder of such Claim and the applicable Debtor agree to a different treatment, on the Effective Date, each Holder of a General Unsecured Claim shall have its Claim Reinstated.

Percentage Recovery: Unimpaired

Classes 8A, 8B, 8C, and 8D: Intercompany Claims. Classes 8A, 8B, 8C, and 8D consists of Claims by a Debtor or a non-Debtor Affiliate against another Debtor or non-Debtor Affiliate.

Classes 8A, 8B, 8C, and 8D Are Unimpaired Under the Plan. Each Holder of an Intercompany Claim is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or to reject the Plan.

Unless the Holder of such Claim and the applicable Debtor agree to a different treatment, on the Effective Date, each Holder of an Intercompany Claim shall have its Claim Reinstated.

Percentage Recovery: Unimpaired

Description and Amount of Claims or Interests	Summary of Treatment

Classes 9A, 9B, 9C, and 9D: Equity Interests in Affiliate Debtors.

Classes 9A, 9B, 9C, and 9D consist of the common stock of PTHI, IHC, PTII, and any Additional Debtors outstanding immediately prior to the Petition Date.

Classes 9A, 9B, 9C, and 9D Are Unimpaired Under the Plan. Each Holder of an Equity Interest is conclusively presumed to have accepted the Plan and is not entitled to vote to accept or to reject the Plan.

On the Effective Date, Reorganized Group and Reorganized Holding shall retain the Equity Interests in each Debtors’ Subsidiary.

Percentage Recovery: Unimpaired

Class 10(a)A Old Common Stock Interests Class 10(a)A consists of any common stock of Group or any predecessor company outstanding at any time prior to the Petition Date.

Class 10(a)A is Impaired. Each Holder of an Old Common Stock Interest is entitled to vote to accept or to reject the Plan.

On the Effective Date, the Old Common Stock will be cancelled, and Holders of Old Common Stock shall receive their Pro Rata share of Contingent Value Rights on the terms described in the Contingent Value Rights Term Sheet attached hereto as Appendix F.

Estimated Percentage Recovery: >0%

Class 10(b)A Other Interests

Class 10(b)A includes without limitation all options, warrants, calls, rights, puts, awards, commitments or any other agreements of any character to acquire any Old Common Stock.

Class 10(b)A is Impaired. Each Holder of an Other Interest is deemed to have rejected the Plan.

On the Effective Date, Other Interests will be discharged and cancelled and the Holders of Other Interests shall not receive or retain any distribution on account of such Other Interests.

Percentage Recovery: 0%

Class 10(c)A Subordinated Claims

Class 10(c)A consists of any Claim, including without limitation, claims under federal or state securities laws, arising from the rescission of a purchase or sale of Old Common Stock, any Claim for damages arising from the purchase or sale of Old Common Stock, or any Claim for reimbursement, contribution, or indemnification on account of any such Claim.

Class 10(c)A is Impaired. Each Holder of a Subordinated Claim is deemed to have rejected the Plan.

On the Effective Date, Subordinated Claims will be discharged and cancelled and the Holders of Subordinated Claims shall not receive or retain any distribution on account of such Subordinated Claims.

Percentage Recovery: 0%

THE DEBTORS BELIEVE THAT THE PLAN PROVIDES THE BEST RECOVERIES POSSIBLE FOR HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, THE DEBTORS AND THUS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN.

III. PLAN VOTING INSTRUCTIONS AND PROCEDURES

A.	Notice to Holders of Claims

Approval by the Bankruptcy Court of this Disclosure Statement means that the Bankruptcy Court has found that this Disclosure Statement contains information of a kind and in sufficient and adequate detail to enable Holders of Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, and 10(a)A Claims or Interests to make an informed judgment about whether to accept or reject the Plan. THE BANKRUPTCY COURT’S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE EITHER A GUARANTEE OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR THEREIN OR AN ENDORSEMENT OF THE PLAN BY THE BANKRUPTCY COURT.

IF THE PLAN IS APPROVED BY THE REQUISITE VOTE OF HOLDERS OF CLASS 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, AND 10(a)A CLAIMS OR INTERESTS AND IS SUBSEQUENTLY CONFIRMED BY THE BANKRUPTCY COURT, THE PLAN WILL BIND ALL HOLDERS OF CLAIMS AGAINST, AND INTERESTS IN, THE DEBTORS, WHETHER OR NOT THEY WERE ENTITLED TO VOTE OR DID VOTE ON THE PLAN AND WHETHER OR NOT THEY RECEIVE OR RETAIN ANY DISTRIBUTIONS OR PROPERTY UNDER THE PLAN. THUS ALL HOLDERS OF CLASS 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, AND 10(a)A CLAIMS OR INTERESTS ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND ITS APPENDICES, SUPPLEMENTS AND EXHIBITS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR REJECT THE PLAN.

THIS DISCLOSURE STATEMENT AND THE PLAN ARE THE ONLY DOCUMENTS AUTHORIZED BY THE BANKRUPTCY COURT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES TO ACCEPT OR REJECT THE PLAN. No solicitation of votes may be made except after distribution of this Disclosure Statement, and no person has been authorized to distribute any information concerning the Debtors other than the information contained herein or therein. No such information should be relied upon in making a determination to vote to accept or reject the Plan.

B.	Voting Rights

Pursuant to the provisions of the Bankruptcy Code, only holders of claims and interests in classes that are (a) treated as “impaired” by a plan of reorganization and (b) entitled to receive a distribution under such plan are entitled to vote on the plan. Under the Plan, only Holders of Claims or Interests in Classes 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, and 10(a)A are entitled to vote on the Plan. Claims and Interests in other Classes are either Unimpaired and their Holders are deemed to have accepted the Plan, or they are receiving no distributions under the Plan and their Holders are deemed to have rejected the Plan.

Holders of Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, and 10(a)A Claims or Interests may vote on the Plan only if they are holders as of [            ], the voting record date established by the Bankruptcy Court (the “Voting Record Date”).

C.	Solicitation Package

In soliciting votes for the Plan pursuant to this Disclosure Statement, the Debtors, through their voting agent Financial Balloting Group LLC (the “Voting Agent” or “Financial Balloting Group”), will send to Holders of Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, and 10(a)A Claims or Interests who are entitled to vote copies of (a) this Disclosure Statement and Plan, (b) the notice of, among other things, (i) the date, time, and place of the hearing to consider confirmation of the Plan and related matters and (ii) the deadline for filing objections to confirmation of the Plan (the “Confirmation Hearing Notice”), (c) one or more beneficial owner ballots or master ballots (and return envelopes) to be used in voting to accept or to reject the Plan, and (d) other materials as authorized by the Bankruptcy Court.

If you are the Holder of a Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, or 10(a)A Claim or Interest who is entitled to vote, but you did not receive a beneficial owner ballot or master ballot, or if your beneficial owner ballot or master ballot is damaged or illegible, or if you have any questions concerning voting procedures, you may contact the following:

FINANCIAL BALLOTING GROUP LLC

757 THIRD AVENUE, 3rd FLOOR

NEW YORK, NEW YORK 10017

TELEPHONE: (646) 282-1800

ATTENTION: PRIMUS BALLOT TABULATION

D.	Voting Procedures, Ballots, and Voting Deadline

After carefully reviewing the Plan, this Disclosure Statement, and the detailed instructions accompanying your beneficial owner ballot or master ballot, you are asked to indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the accompanying beneficial owner ballot or master ballot. You should complete and sign your original beneficial owner ballot or master ballot (copies will not be accepted) and return it as instructed in the envelope provided.

Each beneficial owner ballot and master ballot has been coded to reflect the Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, or 10(a)A Claims or Interests it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded beneficial owner ballot(s) or master ballot(s) sent to you with this Disclosure Statement.

This Disclosure Statement and the related materials will be furnished to First Lien Lenders and Holders of IHC Second Lien Notes, Holding Notes, and Group Notes whose names (or the names of whose nominees) appear as of the Voting Record Date in the records of the administrative agent for the Holding First Lien Secured Term Loan or on the security holder lists maintained by the Indenture Trustee pursuant to the Indentures governing the IHC Second Lien Notes, Holding Notes, or Group Notes or, if applicable, who are listed as participants in a clearing agency’s security position listing. IF SUCH ENTITIES DO NOT HOLD FOR THEIR OWN ACCOUNT, THEY SHOULD PROVIDE COPIES OF THIS DISCLOSURE STATEMENT, THE PLAN AND, IF APPLICABLE, APPROPRIATE BENEFICIAL OWNER BALLOTS OR MASTER BALLOTS, TO THE BENEFICIAL OWNERS. Special voting instructions apply to nominees of beneficial owners and securities clearing agencies. Those special instructions will accompany the master ballot. Those instructions may be different from the general instructions contained herein. If you have any questions, please contact the Voting Agent.

All votes to accept or reject the Plan must be cast by using the beneficial owner ballot or master ballot enclosed with this Disclosure Statement or, in the case of a bank, brokerage firm or other nominee holding IHC Second Lien Notes, Holding Notes, or Group Notes in its own name on behalf of a beneficial owner, or any agent thereof (each, a “Nominee”), the master ballot provided to such Nominee under separate cover (or manually executed facsimiles thereof). IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BENEFICIAL OWNER BALLOT OR MASTER BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BENEFICIAL OWNER BALLOT OR MASTER BALLOT. UNLESS YOU HAVE RECEIVED A PRE-VALIDATED BENEFICIAL OWNER BALLOT (AS DESCRIBED HEREIN) FOR DIRECT RETURN TO THE VOTING AGENT, YOU MUST RETURN YOUR BENEFICIAL OWNER BALLOT TO YOUR NOMINEE IN ENOUGH TIME FOR YOUR VOTE TO BE PROCESSED ON A MASTER BALLOT AND SUBMITTED TO THE VOTING AGENT. MASTER BALLOTS AND PRE-VALIDATED BENEFICIAL OWNER BALLOTS MUST BE RECEIVED NO LATER THAN [            ], 2009, AT [5]:00 P.M. EASTERN TIME (THE “VOTING DEADLINE”) BY THE FOLLOWING:

FINANCIAL BALLOTING GROUP LLC

ATTENTION: PRIMUS BALLOT TABULATION

757 THIRD AVENUE, 3rd FLOOR

NEW YORK, NEW YORK 10017

UNLESS OTHERWISE PROVIDED IN THE INSTRUCTIONS ACCOMPANYING THE BENEFICIAL OWNER BALLOTS OR MASTER BALLOTS, FAXED BENEFICIAL OWNER BALLOTS OR FAXED MASTER BALLOTS WILL NOT BE TABULATED BY THE VOTING AGENT. PRE-VALIDATED

BENEFICIAL OWNER BALLOTS OR MASTER BALLOTS THAT ARE RECEIVED BUT NOT SIGNED WILL NOT BE COUNTED. BENEFICIAL OWNER BALLOTS OR MASTER BALLOTS THAT ARE SIGNED BUT DO NOT SPECIFY WHETHER THE HOLDER ACCEPTS OR REJECTS THE PLAN WILL NOT BE COUNTED. DO NOT RETURN ANY STOCK CERTIFICATES, DEBT INSTRUMENTS, OR OTHER EVIDENCES OF YOUR CLAIM WITH YOUR BENEFICIAL OWNER BALLOT OR MASTER BALLOT.

If you have any questions about (a) the procedure for voting your Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, or 10(a)A Claim or Interest, (b) the packet of materials that you have received, or (c) the amount of your Claim, or if you wish to obtain, at your own expense unless otherwise specifically required by Rule 3017(d) of the Bankruptcy Rules, an additional copy of the Plan, this Disclosure Statement, or any appendices or exhibits to such documents, please contact:

FINANCIAL BALLOTING GROUP LLC

757 THIRD AVENUE, 3rd FLOOR

NEW YORK, NEW YORK 10017

TELEPHONE: (646) 282-1800

ATTENTION: PRIMUS BALLOT TABULATION

For further information and general instruction on voting to accept or to reject the Plan, see Article XII of this Disclosure Statement and the instructions accompanying your beneficial owner ballot or master ballot.

THE DEBTORS URGE ALL HOLDERS OF CLASS 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, AND 10(a)A CLAIMS OR INTERESTS ENTITLED TO VOTE TO EXERCISE THEIR RIGHT BY COMPLETING THEIR BENEFICIAL OWNER BALLOTS OR MASTER BALLOTS AND RETURNING THEM AS QUICKLY AS POSSIBLE. IF YOU HAVE RECEIVED A RETURN ENVELOPE ADDRESSED TO YOUR NOMINEE, PLEASE ALLOW ADDITIONAL TIME. ALL MASTER BALLOTS AND PRE-VALIDATED BENEFICIAL OWNER BALLOTS MUST BE RECEIVED BY THE VOTING AGENT BY THE VOTING DEADLINE.

E.	Confirmation Hearing and Objections to Confirmation

Section 1128 of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of the Plan (the “Confirmation Hearing”). The Debtors have requested that the Bankruptcy Court schedule the Confirmation Hearing as soon as possible, at the United States Bankruptcy Court for the District of Delaware, 824 North Market Street Room Courtroom 3 Wilmington, Delaware 19801. At the Confirmation Hearing, the Debtors will request confirmation of the Plan, as may be modified from time to time under section 1129(b) of the Bankruptcy Code. The Debtors may modify the Plan, to the extent permitted by section 1127(a) of the Bankruptcy Code and Rule 3019 of the Bankruptcy Rules, as necessary to confirm the Plan. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequently adjourned Confirmation Hearing. Notice of the Confirmation Hearing will be provided to Holders of Claims and Interests or their representatives (the “Confirmation Hearing Notice”) pursuant to an order of the Bankruptcy Court. Objections to confirmation must be filed with the Bankruptcy Court by the date designated in the Confirmation Hearing Notice and are governed by Rules 3020(b) and 9014 of the Bankruptcy Rules. Objections to confirmation of the Plan must be made in writing and must specify in detail the name and address of the objector, all grounds for the objection, and the amount and Class of the Claim. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

F.	Confirmation Hearing and Deadline for Objections to Confirmation

1. Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a Confirmation Hearing. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Plan. The hearing on confirmation of the Plan has been scheduled for [            ] at [    .m.].

Such hearing may be adjourned from time to time by announcing such adjournment in open court, all without further notice to parties-in-interest, and the Plan may be modified by the Debtors pursuant to section 1127 of the Bankruptcy Code prior to, during, or as a result of that hearing, without further notice to parties-in-interest.

2. Date Set for Filing Objection to Confirmation of the Plan

The time by which all objections to confirmation of the Plan must be filed with the Court and received by the parties listed in the Confirmation Hearing Notice has been set for [            ] at [        .m.]. A copy of the Confirmation Hearing Notice is enclosed with this Disclosure Statement.

IV. HISTORY AND STRUCTURE OF THE DEBTORS

A.	Overview of Business Operations and Corporate Structure

1. Description of the Company’s Business

THE DEBTORS ARE HOLDING COMPANIES THAT OWN 100% OF THE STOCK OF VARIOUS OPERATING SUBSIDIARIES. NONE OF THE OPERATING SUBSIDIARIES HAVE FILED FOR CHAPTER 11 RELIEF. DESCRIPTIONS OF THE BUSINESS OPERATIONS OF THE COMPANY ARE MADE WITH RESPECT TO THE DEBTORS’ OPERATING SUBSIDIARIES.

The Company was founded in 1994 to create a global, facilities-based telecommunications services provider. The Company’s services include bundled data, Internet, digital subscriber line, e-commerce, web hosting, enhanced application, virtual private network, voice, and other value-added services. The Company owns and operates an extensive global network of owned and leased transmission facilities, including 18 carrier-grade international gateway and domestic switching systems, approximately 500 interconnection points-of-presence throughout the world, ownership interests in undersea fiber optic cable systems, and a variety of operational relationships that allow the Company to deliver telecommunications traffic worldwide. The Company’s focus is to service the demand for high quality, competitively priced communications services that is being driven by the globalization of the world’s economies, the worldwide trend toward telecommunications deregulation and the growth of broadband, Internet, VOIP, wireless, and data traffic.

The Company serves corporate, small- and medium-sized business, residential and data, ISP, and telecommunication carrier customers primarily located in the North American, European and Asian-Pacific regions of the world. For the year ended December 31, 2008, the Company had annual revenues of approximately $896 million, and business, residential, and carrier customers represented 24%, 50%, and 26% of those revenues, respectively.

Since its inception, the Company’s mission has been to provide customers with competitive values and state-of-the-art service while remaining a comprehensive provider of quality services and innovative solutions. In recent years, the Company has selectively targeted opportunities to participate in growth areas for telecommunications, such as broadband, VOIP, local, wireless, data, and hosting. The Company has sought to achieve these initiatives by enhancing investment in network infrastructure to support new services and customers and the migration of existing customers onto the Company’s network, investing in sales and marketing programs and direct sales and telemarketing personnel to increase revenue and contribution from these products, and targeting investments to support increased customer retention efforts.

For the quarter ended September 30, 2008, the Company had revenue of $231.8 million. The Company’s revenues are principally derived from its telecommunications and related communications services. The Company’s services can be classified into three main product categories: voice, data/Internet, and VOIP. Within these three main product categories, the Company offers customers a wide range of services, including:

•	international and domestic long distance service;

•	wholesale and retail VOIP services;

•	high-speed broadband and dial-up Internet access;

•	local voice services;

•	data center services;

•	wireless services;

•	and prepaid services.

2. Prepetition Financial Results

Set forth below is selected financial data for the Company, including its direct and indirect subsidiaries, on a consolidated basis for the years ended 2005, 2006, 2007, and the first three quarters of fiscal year 2008. The financial data for the years ended 2005, 2006, and 2007 were audited.

CONSOLIDATED BALANCE SHEET

	(Unaudited)	(Audited)	(Audited)	(Audited)
{in 000s}	30-Sep-08	2007	2006	2005
Assets
Current Assets
Cash and Cash Equivalents	47,630	81,282	64,317	42,999
Restricted Cash		362
Net Accounts Receivable	111,612	113,588	118,012	141,909
Prepaid Expense and Other Current Assets	19,852	28,660	24,278	31,905

Total Current Assets	179,094	223,892	206,607	216,813
Restricted Cash	9,510	9,677	8,415	10,619
Property, Plant & Equipment
Network Equipment		164,027	110,110	753,593
Furniture and Equipment		12,102	6,544	69,837
Leasehold Improvements		5,686	981	15,409
Construction In Progress		10,462	6,132	3,945

Gross Property, Plant & Equipment		192,277	123,767	842,784
Accumulated Depreciation		(47,678)	(12,085)	(556,903)

Net Property & Equipment	133,588	144,599	111,682	285,881
Goodwill	38,026	40,134	34,893	85,745
Net Other Intangible Assets	1,188	1,557	2,762	11,392
Other Assets	31,272	40,544	27,891	30,639

Total Assets	392,678	460,403	392,250	641,089

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable	64,704	74,893	70,586	83,941
Accrued Interconnection Costs	38,474	44,911	48,942	64,333
Deferred Revenue	15,405	16,513	18,315	30,037
Accrued Expenses and Other Current Liabilities	53,266	54,420	46,984	31,400
Accrued Income Taxes	26,812	30,791	17,921	16,339
Accrued Interest	11,231	12,460	13,627	13,268
Current Portion of Long-Term Obligations	12,737	11,228	36,997	16,092

Total Current Liabilities	222,629	245,216	253,372	255,410
Net Long-Term Obligations	601,784	662,675	607,077	619,120
Other Liabilities	2,969	52	56	2,893

Total Liabilities	827,382	907,943	860,505	877,423
Stockholders’ Equity
Common Stock	1,426	1,426	1,138	1,053
Additional Paid-In Capital	718,895	718,695	692,941	686,196
Retained Earnings (Accumulated Deficit)	(1,064,473)	(1,074,778)	(1,087,996)	(850,038)
Accumulated Other Comprehensive Loss)	(90,552)	(92,883)	(74,338)	(73,545)

Total Stockholders’ Equity	(434,704)	(447,540)	(468,255)	(236,334)

Total Liabilities & Stockholders’ Equity	392,678	460,403	392,250	641,089

CONSOLIDATED INCOME STATEMENT

	(Unaudited)	(Audited)	(Audited)	(Audited)
{in 000s}	YTD September 2008	2007	2006	2005
Net Revenues	694,316	902,183	1,002,379	1,168,017
Operating Expenses
Cost of Revenue (Exclusive of Depreciation)	434,584	554,886	659,433	775,305
Selling, General and Administrative Expense	209,196	284,016	284,307	376,007
Depreciation and Amortization	25,407	30,534	47,428	86,436
Loss on Sale or Disposal of Assets	(7,041)	1,464	16,097	13,364
Asset Impairment Write-Down			209,248

Total Operating Expenses	662,146	870,900	1,216,513	1,251,112
Income (Loss) From Operations	32,170	31,283	(214,134)	(83,095)
Interest Expense	(41,557)	(61,347)	(54,128)	(53,403)
Accretion on Debt Premium (Discount)	456	(449)	(1,732)
Change in Fair Value of Derivatives Embedded within Convertible Debt			5,373
Gain (Loss) on Early Extinguishment or Restructuring of Debt	34,608	(7,652)	7,409	(1,693)
Interest and Other Income	16	5,701	3,690	2,278
Foreign Currency Transaction Gain	(13,204)	32,693	10,633	(12,485)

Income (Loss) Before Income Taxes and Equity in Net Income (Loss) of Subsidiaries	12,489	229	(242,889)	(148,398)
Income Tax Benefit (Expense)	(1,526)	9,230	(4,866)	(3,809)

Income from Continuing Operations	10,963	9,459	(247,755)	(152,207)
Income from Discontinued Operations, Net of Tax	(658)	145	2,382	2,970
Gain From Sale of Discontinued Operations, Net of Tax		6,132	7,415	—

Net Income (Loss)	10,305	15,736	(237,958)	(149,237)

B.	Capital Structure of the Company

1. Prepetition Equity

Group has no outstanding preferred stock. Group has three series of preferred stock authorized – 485,000 shares of Preferred Series A and Preferred Series B, 559,950 shares of Preferred Series C, and an additional 1,410,050 shares of preferred stock that have not been designated – but no shares of preferred stock have been issued.

Group has one outstanding series of common stock. As of September 30, 2008, 300 million shares of common stock were authorized and 142,632,540 shares were issued and outstanding.

2. Material Prepetition Debt Obligations

As of the Petition Date, the Company’s total consolidated funded debt obligations were approximately $580.0 million principal amount and consisted of, among other things, a term loan, secured and unsecured notes and debentures. The major components of the Company’s consolidated funded debt obligations are described in greater detail below.

In February 2005, PTHI, the only direct wholly-owned subsidiary of Group, entered into the Holding First Lien Secured Term Loan, a six-year, $100 million senior secured term loan facility maturing in 2011. The Holding First Lien Secured Term Loan is guaranteed by Group, PTHI, IHC, PTII, and certain other subsidiaries, and is secured by first priority liens on certain assets of PTHI and its guarantor subsidiaries, and by pledges of 65% of the capital stock of first-tier foreign subsidiaries. The Company borrowed $100 million under the Holding First Lien Secured Term Loan in February 2005 and currently owes approximately $96.25 million.

In January 2004, PTHI completed the sale of $240 million in aggregate principal amount of 8% Senior Notes due 2014. The 8% Senior Notes are guaranteed by Group. As of the Petition Date, approximately $186 million of 8% Senior Notes remained outstanding.

In February 2007, the Company amended the Holding First Lien Secured Term Loan to enable IHC, a wholly-owned subsidiary of the Company, to issue and have outstanding up to $200 million of authorized indebtedness in the form of the newly authorized IHC Second Lien Notes. In February 2007, IHC issued in private transactions $57.2 million in principal amount of the IHC Second Lien Notes in exchange for $40.7 million of certain of the Company’s outstanding securities and $23.6 million in cash. In March 2007, IHC also issued for cash in private transactions an additional $51.0 million principal amount of the IHC Second Lien Notes with a $0.3 million discount. In May 2008, IHC issued $67.1 million principal amount of the IHC Second Lien Notes and cash in private transactions in exchange for certain of the Company’s outstanding debt securities. The IHC Second Lien Notes are guaranteed by Group, PTHI, IHC, and certain other subsidiaries, and are secured by a second lien on substantially all of the assets of IHC and its guarantor subsidiaries. Certain obligations under the IHC Second Lien Notes are guaranteed by Group, PTHI, and certain subsidiaries and affiliates and secured by certain assets of IHC and the guarantor subsidiaries and additional stock pledges. In connection with the settlement embodied in the Plan, and in consideration for the IHC Second Lien Noteholders’ forbearance with respect to guarantee claims against certain of the Debtors’ operating subsidiaries, and as further provided in the Supplemental Indenture attached to the Plan as Exhibit 1.71, among other things, the obligations secured by the IHC Second Lien Notes’ collateral will be amended to include, in the case of PTII, all obligations and liabilities of PTII and IHC which may arise under or in connection with the IHC Second Lien Notes, the maturity of the IHC Second Lien Notes will be extended from 2011 to 2013, and for a period of time interest will be paid partly in cash and partly in payment-in-kind securities. Approximately $173 million of the IHC Second Lien Notes remained outstanding as of the Petition Date (after accounting for approximately $2 million of IHC Second Lien Notes owned by the Company).

In June 2006, PTHI issued $56.3 million of the 5% Exchangeable Senior Notes for certain of Group’s outstanding securities and cash. The 5% Exchangeable Senior Notes mature on June 30, 2010. As of the Petition Date, approximately $23.4 million of the 5% Exchangeable Senior Notes remained outstanding.

In February 2006, Group completed the exchange of $27.4 million principal amount of the Company’s subordinated debentures due 2007 for $27.5 million principal amount of the Company’s Step Up Convertible Subordinated Debentures due August 2009. As of the Petition Date, approximately $8.6 million of the Step Up Convertible Subordinated Debentures remained outstanding.

In September 2003, Group completed the sale of $132 million in aggregate principal amount of the 3  3/4% Convertible Senior Notes, which are due September 2010. As of the Petition Date, approximately $34.2 million of the 3  3/4% Convertible Senior Notes remained outstanding.

In October 1999, Group completed the sale of $250 million in aggregate principal amount of the 12  3/4% Senior Notes, which are due October 15, 2009. As of the Petition Date, approximately $14.2 million of the 12  3/4% Senior Notes remain outstanding.

In March 2007, an indirect wholly-owned Canadian subsidiary, Primus Canada, entered into the $35 million Canadian Term Loan that matures in 2012 to refinance an existing Canadian credit facility. The Canadian Term Loan is secured by the assets of the Company’s Canadian operations and certain guarantees, including guarantees by Group and PTHI. Prior to the Petition Date, Guggenheim and the Debtors entered into a waiver and amendment agreement whereby Guggenheim agreed to waive certain defaults, including certain alleged preexisting defaults and defaults relating to the commencement of these Chapter 11 Cases, in consideration for certain amendments to the Canadian Term Loan, including a mandatory prepayment schedule and an earlier maturity in 2011.

On April 7, 2009, the Debtors entered into multiple party agreements whereby U.S. Bank National Association (“U.S. Bank”) resigned as Indenture Trustee for the 8% Senior Notes, the 5% Exchangeable Senior Notes, 12  3/4% Senior Notes, 3  3/4% Convertible Senior Notes, and the Step Up Convertible Subordinated Debentures and certain other financial institutions were appointed as successor Indenture Trustees: (i) Wells Fargo, National Association for the 8% Senior Notes and the 5% Exchangeable Senior Notes; (ii) Deutsche Bank National Trust Company for the 12  3/4% Senior Notes and the 3  3/4% Convertible Senior Notes; and (iii) HSBC Bank USA, N.A. for the Step Up Convertible Subordinated Debentures. Pursuant to the agreements, U.S. Bank retained the right to payment of and reimbursement for certain fees and expenses.

C.	Board of Directors and Executive Officers

The following is a list of the directors and executive officers as of September 30, 2008.

Name	Title
K. Paul Singh	Chairman, President, Chief Executive Officer, and Director

John F. DePodesta	Executive Vice President, Chief Legal Officer, Chief Corporate Development Officer, Secretary, and Director

Thomas R. Kloster	Chief Financial Officer

Tracy B. Lawson	Vice President, Corporate Controller

Mark Guirgis	Vice President, Planning and Analysis, and Assistant Secretary

David E. Hershberg	Director

Douglas M. Karp	Director

Pradman P. Kaul	Director

Paul G. Pizzani	Director

John G. Puente	Director

K. Paul Singh. Mr. Singh co-founded the Company in 1994 with Mr. DePodesta and serves as its Chairman, President and Chief Executive Officer. From 1991 until he co-founded the Company, Mr. Singh served as the Vice President of Global Product Marketing for MCI. Prior to joining MCI, Mr. Singh was the founder, Chairman and Chief Executive Officer of Overseas Telecommunications, Inc. (“OTI”), a provider of international private digital network services to large multinational corporations, which he founded in 1984 and which was purchased by MCI in 1991. Mr. Singh served as Vice President of Strategic Planning at M/A-Com Corporation prior to launching OTI. Mr. Singh holds an MBA from Harvard Business School and an MSEE from the State University of New York at Stony Brook.

John F. DePodesta. Mr. DePodesta co-founded the Company in 1994 with Mr. Singh and serves as a director and its Executive Vice President, Chief Legal Officer, Chief Corporate Development Officer, and Secretary. Mr. DePodesta served from 1994 to 2002 as the Chairman of the Board of Iron Road Railways Incorporated (“Iron Road”), which he co-founded in 1994. He served as Senior Vice President, Law and Public Policy, of Genesis Health Ventures, Inc. from January 1996 through March 1998. Additionally, from 1994 to 1999, he served as “of counsel” to the law firm of Pepper Hamilton LLP, where he was previously a partner since 1979. Before joining Pepper Hamilton LLP, Mr. DePodesta served as the General Counsel of Consolidated Rail Corporation and prior thereto as General Counsel-Reorganization for the Trustees of the Penn Central Transportation Company, Debtor in Reorganization. In 2001, Bangor & Aroostook Railroad Company (“BAR”), a wholly-owned subsidiary of Iron Road, and in 2002 certain affiliates of BAR, entered chapter 11 bankruptcy proceedings. The BAR’s plan of reorganization was confirmed in 2007. In 2001, Quebec Southern Railway Company Ltd. (“QSR”), a wholly-owned subsidiary of Iron Road, filed a Notice of Intention to Make a Proposal under provisions of the Bankruptcy and Insolvency Act of Canada. In 2005, QSR filed a bankruptcy petition and thereafter liquidated its remaining assets. Mr. DePodesta also served on the Board of Directors of Genesis HealthCare Corporation from 2004 until June 2007. Mr. DePodesta holds a BA from Harvard College and a JD from the University of Pennsylvania Law School.

Thomas R. Kloster. Mr. Kloster has served as the Company’s Chief Financial Officer since January 1, 2005. Prior to his appointment as Chief Financial Officer, Mr. Kloster served as the Company’s Senior Vice President – Corporate Finance from August 2003 to December 2004. From September 2001 to August 2003, Mr. Kloster served as Vice President of Business Operations and Development for Sprint International. From May 2000 to September 2001, Mr. Kloster was the Chief Financial Officer and Controller of Cidera, Inc., a satellite-based provider of Internet content. From May 1996 through May 2000, Mr. Kloster served as the Corporate Controller and Chief Financial Officer of North America for the Company.

Tracy B. Lawson. Ms. Lawson has served as the Company’s Vice President – Corporate Controller since January 2003 as well as Vice President – Finance for United States operations from May 2005 until September 2006. Upon joining the Company in 1998 until January 2003, Ms. Lawson served as Senior Manager of Corporate and United States Operations Financial Reporting and as Director of Global Financial Reporting, responsible for corporate financial reporting, consolidation of the Company’s financial results and external reporting to investors. Prior to joining the Company, Ms. Lawson was employed by MCI as Manager of Profit & Loss Consolidations and Executive Reporting from 1991 until 1998.

Mark Guirgis. Mr. Guirgis has served as the Company’s Vice President – Planning and Analysis since January 2003 and Assistant Secretary of the Company since August 2003. Since joining the Company in 1998 as Director of Corporate Planning and Analysis, Mr. Guirgis has been responsible for consolidation of its annual business plans, financial forecasts and long-term projections as well as industry analysis and general corporate development activities. Prior to joining the Company, Mr. Guirgis was Manager of Consolidations in the Corporate Planning and Analysis department at MCI, where he worked from 1993 to 1998.

David E. Hershberg. Mr. Hershberg became a director of the Company in 1995. Mr. Hershberg is the founder, and has, since 1994, been Chairman and Chief Executive Officer of GlobeComm Systems, Inc., a system integrator of satellite earth stations. From 1976 to 1994, Mr. Hershberg was the President and Chief Executive Officer of Satellite Transmission Systems, Inc., a global provider of satellite telecommunications equipment, and became a Group President of California Microwave, Inc., the company that acquired Satellite Transmission Systems, Inc. Mr. Hershberg has a BSEE from Rensselaer Polytechnic Institute, an MSEE from Columbia University and a Masters of Management Science from Stevens Institute. He is a winner of the Long Island Entrepreneur of the Year Award and a member of the Society of Satellite Professionals Hall of Fame.

Douglas M. Karp. Mr. Karp became a director of the Company in June 1998. Mr. Karp is currently Managing Partner and Co-Chief Executive Officer of Tailwind Capital Partners, LLC, a private equity firm. From August 2000 through April 2003, Mr. Karp was a Managing Partner of Pacific Partners LLC, a private equity and advisory firm. Prior to August 2000, Mr. Karp was a managing director and member of the Operating Committee of E.M. Warburg, Pincus & Co., LLC (or its predecessor, E.M. Warburg, Pincus & Co., Inc.) since May 1991. Prior to joining E.M. Warburg, Pincus & Co., LLC, Mr. Karp held several positions with Salomon Inc. including Managing Director from January 1990 to May 1991, Director from January 1989 to December 1989 and Vice President from October 1986 to December 1988. Mr. Karp is a director of several private companies.

Pradman P. Kaul. Mr. Kaul became a director of the Company in May 2002. Mr. Kaul was elected as the President and Chief Executive Officer of Hughes Communications, Inc., the world’s leading supplier of broadband satellite services and network solutions using interactive VSAT (very small aperture terminal) products, in January 2006. Hughes Network Systems, LLC (“HNS”) is 100% owned by Hughes Communications. Mr. Kaul has been the Chairman and Chief Executive Officer of HNS since January 2000 and served as President and Chief Operating Officer, Executive Vice President, and Director of engineering of HNS. Prior to joining HNS, Mr. Kaul held several positions with COMSAT Laboratories, including Manager, High Speed Digital Logic from June 1968 to April 1973. Mr. Kaul received a BSEE degree from George Washington University and a MS degree in Electrical Engineering from the University of California at Berkeley. He holds numerous patents and has published articles and papers on a variety of technical topics concerning satellite communications. Mr. Kaul has been elected to be a member of the National Academy of Engineering.

Paul G. Pizzani. Mr. Pizzani became a director of the Company in December 2002. Mr. Pizzani has been a partner of Pizzani Hamlin Capital, L.L.C. (“PH Capital”“), which is an advisor to AIG Capital Partners, an indirectly wholly-owned subsidiary of American International Group, Inc. (“AIG”), since April 1999. Mr. Pizzani is also a partner at Cartesian Capital Group, an asset management firm specializing in private equity investment, since August 2006. Prior to forming PH Capital, Mr. Pizzani was a Managing Director of Wasserstein Perella Emerging Markets (“Wasserstein”), where he specialized in private equity investments and debt transactions. Prior to joining Wasserstein, Mr. Pizzani served as Treasurer of COMSAT Corporation, an international communications company. Mr. Pizzani was nominated by the former holders of the Company’s Series C Convertible Preferred Stock for appointment as a director of the Company.

John G. Puente. Mr. Puente became a director of the Company in 1995. Mr. Puente also serves on the Board of Directors of MICROS Systems, Inc. From 1987 to 1995, Mr. Puente was Chairman of the Board and Chief Executive Officer of Orion Network Systems, a satellite telecommunications company. From 1997 to 1999, Mr. Puente was Chairman of the Board of Telogy Networks, Inc., a privately-held company. Prior to joining Orion, Mr. Puente was Vice Chairman of M/A-Com Inc., a diversified telecommunications and manufacturing company, which he joined in 1978 when M/A-Com acquired Digital Communications Corporation, a satellite terminal and packet switching manufacturer of which Mr. Puente was a founder and Chief Executive Officer.

D.	Prepetition Separation Agreements

Prior to the Petition Date, the Debtors, upon approval of the Board of Directors and consultation with certain of the Consenting Noteholders, memorialized the application of existing severance policies with respect to two of the Debtors’ executives: John F. DePodesta and Thomas R. Kloster. The Debtors accordingly entered into appropriate separation agreements with Mr. DePodesta and Mr. Kloster, and these agreements will be assumed under the terms of Article 8.1 of the Plan. Generally, Mr. DePodesta’s separation agreement provides for post-termination compensation based on a one-year multiple adjusted to reflect years of service (but not to exceed a two-year multiple), and Mr. Kloster’s separation agreement provides for one year’s compensation plus bonus subject to an overall cap. Among other things, both agreements provide that the executive shall be entitled to payment through his respective termination date of the higher of his base salary as of December 31, 2008, or his base salary in effect prior to the termination date. Both agreements also contain customary release, confidentiality, and non-competition provisions.

E.	Events Leading to Restructuring

The Company’s financial difficulties primarily stem from the deteriorating global commercial and credit markets, which began to accelerate in the second half of 2008. As a consequence, after the third quarter of 2008, the Company revised its annual EBITDA guidance downward for 2008 from $75 million to the range of $60 million to $65 million. As of September 30, 2008, the Company had $47.6 million of cash and cash equivalents.

While the Company has, since 2000, reduced its debt by approximately $700 million, its remaining level of debt – approximately $580 million – together with recent market and credit challenges have constrained the Company in myriad ways. The level of outstanding debt, together with current credit constraints in the capital markets, have limited the Company’s ability to obtain necessary financing for working capital, capital expenditures, debt service requirements, and other purposes. Moreover, the Company’s indebtedness required that a substantial portion of the Company’s cash flow – approximately $58 million annually – be dedicated to the payment of principal and interest on outstanding indebtedness and other obligations and, as a consequence, such cash flow was unavailable for use in the business. The Company estimated that it required approximately $85 million in annual EBITDA to be cash flow breakeven (after covering debt service, capital expenditures, and cash taxes). However, the current global financial crisis, together with the strengthening of the U.S. dollar, has limited the Company’s ability to generate sufficient cash flow from operations to maintain and to grow its business and to meet its debt obligations. These circumstances make it unlikely, absent the restructuring provided by the Plan, that the Company’s operations can generate sufficient cash to service the Company’s debts in the future.

As of September 30, 2008, the Company had an accumulated deficit of over $1 billion. The Company incurred net losses of $34.6 million in 2002, $10.6 million in 2004, $149.2 million in 2005, and $238 million in 2006. During 2003 and 2007, the Company recognized net income of $54.8 million and $15.7 million, respectively. Of that, $39.4 million in 2003 and $32.7 million in 2007 were the positive impact of foreign currency transaction gains.

The challenge for the Company’s revenues has largely been caused by the competitive nature of the telecommunications industry and rapid technological change – as well as the fact that cash constraints have limited the Company’s ability to invest in sales and marketing initiatives. The Company’s “legacy” businesses of fixed line voice and dial-up ISP services have been subject to product replacement and declining usage. The local and long distance telecommunications, data, broadband, Internet, VOIP, data and hosting and wireless industries are intensely competitive with relatively limited barriers to entry. This is particularly true in the more deregulated countries in which the Company operates. Worldwide, there are numerous entities competing for the same customers. In recent years, incumbent local exchange carriers (“ILECs”) and other competitors, including cable companies, have employed aggressive pricing and bundling strategies to achieve greater market share. These pricing and bundling strategies have intensified competitive pressures in the markets where the Company operates and led to declining revenues and margin contribution. In addition, product substitution (e.g., wireless/Internet for fixed line voice; broadband for dial-up Internet services) has resulted in revenue declines in the Company’s legacy long distance voice and dial-up ISP businesses.

In addition to the competitive nature of the telecommunications industry, the combined impact of the recent global financial turmoil and the strengthening U.S. dollar has put strains on the Company’s liquidity. The confluence of events impaired the Company’s near-term possibilities to strengthen its balance sheet and improve liquidity through potential refinancing, debt exchanges, and equity capital infusions. Further, the strained economic conditions – particularly the lack of credit and declining asset valuations – have made the sale of non-strategic assets and businesses to generate enhanced liquidity difficult to complete on acceptable terms or at all.

The greatest adverse impact on the Company has been brought about by the dramatic strengthening of the U.S. dollar. More than 80% of the Company’s revenue is generated outside of the United States, while the preponderance of the Company’s debt obligations are in U.S. dollars. The Company relies upon the cash generation of its operating subsidiaries to service its debt. Conversion of foreign currencies into a rising U.S. dollar generates less U.S. dollar denominated cash. In short, the combined impact of the recent global financial turmoil and the strengthening U.S. dollar have placed severe strains on the Company’s liquidity.

V. SUMMARY OF STRATEGIC INITIATIVES

Current management of the Company is executing a business plan based upon a series of strategic initiatives, the principal aspects of which are summarized below. The Board of Directors of Reorganized Group, which will be selected pursuant to Section 7.4(b) of the Plan, will have the discretion, in its business judgment, to manage the Company as it sees fit. There can be no assurance that the Board of Directors of Reorganized Group will decide to manage the Company in a manner that is consistent with the current management’s business strategy.

A.	Strategies to Enhance Financial Performance and Achieve Profitability

Management has determined not to seek chapter 11 protection for any of its operating entities in order to preserve and to enhance the enterprise value of the Company. Management is pursuing strategies designed to enhance financial performance and achieve profitability, and an improving EBITDA trend over the last several years indicates progress on this front. Key elements of the strategic plans include the following:

•	Growth in revenue and contribution of existing services including broadband, VOIP, local, wireless, data, and hosting services revenues; and

•	Slowing the rate of decline in revenue and contribution from the Company’s legacy voice and dial-up Internet products.

B.	Improving Liquidity to Position the Company to Take Advantage of Market Opportunities

In addition to the debt restructurings contemplated by the Plan, management’s immediate priorities involve focusing on improving the Company’s liquidity through the following actions.

•	Pursue additional cost reductions through elimination of non-customer affecting and non-revenue generating expenses;

•	Reflecting the diminishing demand for services caused by global recessionary trends, reduce capital expenditures in 2009 by $5 million from the current expected level of $25 million in 2008;

•	Continue to pursue sale of select non-core assets; and

•	With improved liquidity, a stronger balance sheet and equity currency, consider opportunistic acquisitions of customer bases and/or businesses.

C.	Improving and Enhancing Existing Services

Management intends to improve and expand existing integrated local and long distance voice, VOIP, broadband, wireless, data, and hosting services and the migration of customers onto its networks.

By bundling the Company’s traditional long distance voice services with local, broadband, wireless, data, and hosting services, management seeks to increase net revenue per customer and improve the Company’s competitive ability to attract and to retain business and residential customers.

VI. THE CHAPTER 11 CASES

A.	Continuation of Business; Stay of Litigation

On the Petition Date, Group and three of its domestic subsidiaries filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code. Since the Petition Date, the Debtors have continued to operate as debtors-in-possession subject to the supervision of the Bankruptcy Court and in accordance with the Bankruptcy Code. The Debtors are authorized to operate their business in the ordinary course of business, with transactions outside of the ordinary course of business requiring Bankruptcy Court approval.

An immediate effect of the filing of the Debtors’ bankruptcy petition was the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoined the commencement or continuation of all collection efforts by creditors, the enforcement of liens against property of the Debtors, and the continuation of litigation against the Debtors. This relief provided the Debtors with the “breathing room” necessary to assess and reorganize their business. The automatic stay remains in effect, unless modified by the Bankruptcy Court, until consummation of a plan of reorganization.

B.	First Day Pleadings and Orders

On March 16, 2009, the Debtors filed several motions seeking the relief provided by certain so-called “first day orders.” First day orders are intended to facilitate the transition between a debtor’s prepetition and postpetition business operations by approving certain regular business conduct that may not be authorized specifically under the Bankruptcy Code or as to which the Bankruptcy Code requires prior approval by the Bankruptcy Court.

As qualified by the detailed provisions of the applicable first-day motion and proposed order, the Debtors sought authority for, among other things:

1. Joint Administration

The Debtors requested to consolidate all of the filings in the Chapter 11 Cases under a single case name, in a single docket, for administrative purposes only.

The Debtors seek an order providing that all pleadings in each of the Chapter 11 Cases are to be filed under the case name “Primus Telecommunications Group, Incorporated, et al.,” and case number “09-10867 (KG).”

2. Applications for Retention of Skadden; CRT Investment Banking LLC; Epiq Bankruptcy Solutions, LLC; Alvarez and Marsal North America, LLC and Sitrick and Company

The Debtors have requested Bankruptcy Court authorization to retain certain professionals to represent them and assist them in connection with the Chapter 11 Cases. Some of these professionals have been intimately involved with the negotiation and development of the Plan. These professionals may seek monthly compensation and expense reimbursement from the Debtors, pursuant to the “Interim Compensation” order described below.

The Debtors have requested authorization to retain: (i) Skadden, Arps, Slate, Meagher & Flom LLP and its affiliated law practice entities (collectively, “Skadden”), as counsel for the Debtors, (ii) CRT Investment Banking LLC (“CRT”) as financial and restructuring advisors to the Debtors, (iii) Epiq Bankruptcy Solutions, LLC (“Epiq”), as claims and noticing agent to the Debtors, (iv) Alvarez and Marsal North America, LLC as financial and turnaround advisors to the Debtors and (v) Sitrick and Company as corporate communications and public relations consultants for the Debtors.

3. Motion to Continue Using Existing Cash Management Systems

The Debtors have requested authorization to continue: (i) maintenance and use of the Debtors’ existing cash management system, (ii) maintenance and use of the Debtors’ existing bank accounts, (iii) use of existing business forms and checks; and (iv) ordinary course intercompany transactions.

Continued use of their existing cash management system will facilitate the Debtors’ smooth and orderly transition into chapter 11, minimize the disruption of their businesses while in chapter 11 and expedite their emergence from chapter 11. As a result of set up time and expenses, requiring the Debtors to adopt and to implement a new cash management system would likely increase the costs of the Chapter 11 Cases. For the same reasons, requiring the Debtors to cancel their existing bank accounts and establish new accounts or requiring the Debtors to create new business forms would only frustrate the Debtors’ efforts to reorganize expeditiously.

4. Trading Procedures Motion

The Debtors have requested authorization to preserve the Company’s flexibility to use NOLs and maximize tax attributes by requiring Substantial Shareholders (as defined in the proposed Trading Order) to notify the Debtors of such status and of any proposed purchases or sales of Primus Stock (as defined in the proposed Trading Order) by a Substantial Shareholder. Parties who would become or cease to be Substantial Shareholders through a purchase or sale would also be required to provide notice to the Debtors. After receiving notice of a proposed transfer, the Debtors would have 30 days to object to the proposed purchase or sale.

5. Motion Establishing Interim Compensation Procedures

The Debtors have requested that the Bankruptcy Court enter an order to establish procedures pursuant to which court-approved professionals retained by the Debtors may be compensated, and their expenses reimbursed, on a monthly basis. Pursuant to this order, each court-approved professional would deliver to the Debtors and certain parties in interest a monthly statement of fees and expenses incurred for the prior month, and after a 20-day objection period, the Debtors may pay 80% of the fees and 100% of the expenses set forth in such statement. Each court-approved professional must also file interim fee applications with the Bankruptcy Court according to the procedures set forth in the order.

VII. SUMMARY OF THE PLAN OF REORGANIZATION

The primary objectives of the Plan are to (i) alter the Debtors’ debt and capital structures to permit them to emerge from their Chapter 11 Cases with a viable capital structure, (ii) maximize the value of the ultimate recoveries to all creditor groups on a fair and equitable basis, and (iii) settle, compromise or otherwise dispose of certain Claims and Interests on terms that the Debtors believe to be fair and reasonable and in the best interests of their respective estates and creditors. The Plan provides for, among other things: (A) the cancellation of certain indebtedness in exchange for new debt and equity and (B) the discharge of certain Claims and cancellation of Interests.

The statements contained in this Disclosure Statement include summaries of the provisions contained in the Plan and in documents referred to therein. The statements contained in this Disclosure Statement do not purport to be precise or complete statements of all the terms and provisions of the Plan or documents referred to therein, and reference is made to the Plan and to such documents for the full and complete statements of such terms and provisions.

The Plan itself and the documents referred to therein control the actual treatment of Claims against and Interests in the Debtors under the Plan and will, upon the Effective Date, be binding upon all Holders of Claims against and Interests in the Debtors and their Estates, the Reorganized Debtors and other parties in interest. In the event of any conflict between this Disclosure Statement, on the one hand, and the Plan or any other operative document, on the other hand, the terms of the Plan and such other operative document are controlling.

A.	Overview of Chapter 11

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of itself, its creditors, and interest holders. Another goal of chapter 11 is to promote equality of treatment for similarly situated creditors and similarly situated interest holders with respect to the distribution of a debtor’s assets.

The commencement of a chapter 11 case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

The consummation of a plan of reorganization is the principal objective of a chapter 11 case. A plan of reorganization sets forth the means for satisfying claims against and interests in a debtor. Confirmation of a plan of reorganization by the Bankruptcy Court makes the plan binding upon the debtor, any issuer of securities under the plan, any person or entity acquiring property under the plan, and any creditor of or equity security holder in the debtor, whether or not such creditor or equity security holder (i) is impaired under or has accepted the plan or (ii) receives or retains any property under the plan. Subject to certain limited exceptions and other than as provided in the plan itself or the confirmation order, the confirmation order discharges the debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefore the obligations specified under the confirmed plan, and terminates all rights and interests of equity security holders.

B.	Overall Structure of the Plan

The Debtors believe that the Plan provides the best and most prompt possible recovery to the Debtors’ Claim and Interest Holders. Under the Plan, Claims against and Interests in the Debtors are divided into different classes. If the Plan is confirmed by the Bankruptcy Court and consummated, on the Distribution Date, and at certain times thereafter as Claims are resolved, liquidated or otherwise allowed, the Debtors will make distributions in respect of certain Classes of Claims and Interests as provided in the Plan. The Classes of Claims against and Interests in the Debtors created under the Plan, the treatment of those Classes under the Plan and distributions, if any, to be made under the Plan are described below.

C.	Classification and Treatment of Claims and Interests

1. Administrative Claims. Subject to the provisions of sections 330(a), 331, and 503(b) of the Bankruptcy Code, each Holder of an Administrative Claim shall be paid by the Debtors, at their election, in full, in Cash, upon the latest of (i) the Effective Date, (ii) the due date thereof in accordance with its terms, (iii) in respect of liabilities incurred in the ordinary course of business, the date upon which such liabilities are payable in the ordinary course of such Debtor’s business, consistent with past practices, or (iv) such other date as may be agreed upon between the Holder of such Administrative Claim, the Debtors, and the Requisite Noteholders.

2. Priority Tax Claims. Unless the Holder of such Claim and the applicable Debtor agree to a different treatment, on the Effective Date, each Holder of a Priority Tax Claim shall either (i) have its Claim Reinstated, (ii) receive equal Cash payments during a period not to exceed six years after the assessment of the tax on which such Claim is based, totaling the aggregate amount of such Claim, plus simple interest at the rate required by applicable law on any outstanding balance from the Effective Date, or such lesser rate as is agreed to by a particular taxing authority, or (iii) such other treatment as is agreed to by the Holder of a Priority Tax Claim and the Debtors (or the Reorganized Debtors).

3. Classes 1A, 1B, 1C, and 1D: Non-Tax Priority Claims. Unless the Holder of such Claim and the applicable Debtor agree to a different treatment, on the Effective Date, each Holder of a Non-Tax Priority Claim shall have its Claim Reinstated.

4. Classes 2A, 2B, 2C, and 2D: Other Secured Claims. Unless the Holder of such claim and the Debtors agree to a different treatment, on the Effective Date, each Holder of an Other Secured Claim will have its Claim Reinstated.

5. Classes 3A, 3B, 3C, and 3D: Holding First Lien Secured Term Loan Claims. On the Effective Date, the terms of the Holding First Lien Secured Term Loan shall be modified as described in the Holding First Lien Secured Term Loan Term Sheet and each Holding First Lien Secured Term Loan Claim shall be reinstated as modified by such Holding First Lien Secured Term Loan Term Sheet and the Debtors or the Non-Debtor Guarantors shall pay all reasonable fees, expenses, and disbursements of counsel to the Consenting First Lien Lenders, Fried, Frank, Harris, Shriver & Jacobson LLP, and the financial advisor to the Consenting First Lien Lenders, Chanin Capital Partners, consistent with the terms of the Forbearance Agreement and the Holding First Lien Secured Term Loan Term Sheet; provided, however, that if either (i) the Consenting First Lien Lenders terminate the Forbearance Agreement prior to the Confirmation Date, (ii) the First Lien Lenders cease to forbear from exercising remedies against Non-Debtor Guarantors under the Holding First Lien Secured Term Loan prior to the Confirmation Date, or (iii) the First Lien Lenders fail to vote in favor of the Plan in accordance with section 1126(c) of the Bankruptcy Code, then the Debtors reserve the right, on written notice to the Consenting First Lien Lenders, to seek Reinstatement of the Holding First Lien Secured Term Loan Claims and, in such event, regardless of any votes cast by the Consenting Lien Lenders, the Consenting First Lien Lenders shall have the right and opportunity to object to such Reinstatement or to confirmation of the Plan as if they had voted to reject the Plan.

6. Classes 4A, 4B, and 4C: IHC Second Lien Note Claims. On the Effective Date, each Holder of an IHC Second Lien Note Claim shall receive its Pro Rata share of (i) Modified IHC Second Lien Notes in the amount of $123 million and on the terms described in the Modified IHC Second Lien Notes Term Sheet attached hereto as Appendix C and (ii) 50% of the Distributable New Equity and, as part of the distribution to Classes 4A, 4B, and 4C (but in addition to amounts to be distributed to IHC Second Lien Note Claims), the Company shall pay all reasonable fees, expenses and disbursements of counsel to the Ad Hoc Group of IHC Second Lien Notes Claims, Andrews Kurth LLP consistent with the terms of the engagement agreement between Andrews Kurth LLP and the Debtors, as may be amended. In addition, as part of the distribution to Classes 4A, 4B and 4C, the Company shall pay all reasonable fees, expenses and disbursements of counsel for U. S. Bank National Association as indenture trustee for the IHC Second Lien Notes as may be consistent with the IHC Second Lien Indenture, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court. The Modified IHC Second Lien Notes shall be subordinated in right of payment to the Holding First Lien Secured Term Loan as described in the Holding First Lien Secured Term Loan Term Sheet.

7. Classes 5A and 5B: Holding Notes Claims. On the Effective Date, each Holder of a Holding Note Claim shall be entitled to receive its pro rata share of (i) 50% of the Distributable New Equity and (ii) Holding Warrants to receive up to 30% of the Distributable New Equity of Reorganized Group as more fully described in the Holding Warrants Term Sheet attached hereto as Appendix D and documented in the Warrant Agreement attached as Exhibit 7.5(e) to the Plan and, as part of the distribution to Classes 5A and 5B (but in addition to amounts to be distributed to Holders of Holding Notes Claims), the Company shall pay all reasonable fees, expenses, and disbursements of counsel to the Ad Hoc Group of Holding Notes Claims, Stroock & Stroock & Lavan LLP consistent with the terms of the engagement agreement between Stroock & Stroock & Lavan LLP and the Debtors, as may be amended. In addition, as part of the distribution to Classes 5A and 5B, the Company shall pay all reasonable fees, expenses and disbursements of counsel for Wells Fargo Bank, National Association, as indenture trustee for the Holding Notes, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court.

8. Class 6A: Group Notes Claims. On the Effective Date, each Holder of a Group Notes Claim shall be entitled to receive its Pro Rata share of Group Warrants on the terms described in the Group Warrants Term Sheet attached hereto as Appendix E. In addition, as part of the distribution to Class 6A (but in addition to amounts to be distributed to Holders of Group Notes Claims), the Company shall pay all reasonable fees, expenses and disbursements of counsel for Deutsche Bank National Trust Company as indenture trustee for Group’s 3 3/4% Convertible Senior Notes due 2010 and HSBC Bank USA, N.A as indenture trustee for Group’s Step Up Convertible Subordinated Notes due 2009, including any fees and expenses incurred in making or facilitating distributions under the Plan, without the need for any application to the Bankruptcy Court.

9. Classes 7A, 7B, 7C, and 7D: General Unsecured Claims. Unless the Holder of such Claim and the applicable Debtor agree to a different treatment, on the Effective Date, each Holder of a General Unsecured Claim shall have its Claim Reinstated.

10. Classes 8A, 8B, 8C, and 8D: Intercompany Claims. Unless the Holder of such Claim and the applicable Debtor agree to a different treatment, on the Effective Date, each Holder of an Intercompany Claim shall have its Claim Reinstated.

11. Classes 9A, 9B, 9C, and 9D: Equity Interests in Affiliate Debtors. On the Effective Date, Reorganized Group and Reorganized Holding shall retain the Equity Interests in each Debtors’ Subsidiary.

12. Class 10(a)A: Old Common Stock Interests. On the Effective Date, the Old Common Stock will be cancelled, and Holders of Old Common Stock shall receive their Pro Rata share of Contingent Value Rights on the terms described in the Contingent Value Rights Term Sheet attached hereto as Appendix F.

13. Class 10(b)A: Other Interests. On the Effective Date, Other Interests will be discharged and cancelled and the Holders of Other Interests shall not receive or retain any distribution on account of such Other Interests.

14. Class 10(c)A: Subordinated Claims. On the Effective Date, Subordinated Claims will be discharged and cancelled and the Holders of Subordinated Claims shall not receive or retain any distribution on account of such Subordinated Claims.

15. Special Provision Regarding Unimpaired Claims. Except as otherwise explicitly provided in the Plan, nothing shall affect the Debtors’ or the Reorganized Debtors’ rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments against Unimpaired Claims.

16. Procedures For Resolving Disputed, Contingent, and Unliquidated Claims. The Debtors and Reorganized Debtors may contest the amount and validity of any disputed, contingent or unliquidated Claim in the ordinary course of business in the manner and venue in which such Claim would have been determined, resolved or adjudicated if the Chapter 11 Cases had not been commenced.

D.	Method of Distribution Under the Plan

1. Distributions for Claims Allowed as of the Effective Date. Except as otherwise provided herein or as ordered by the Bankruptcy Court, distributions to be made on account of Claims as of the Effective Date, shall be made on the Effective Date or as soon thereafter as is practicable. Any distribution to be made on the Effective Date pursuant to the Plan shall be deemed as having been made on the Effective Date if such distribution is made on the Effective Date or as soon thereafter as is practicable. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day. Notwithstanding the date on which any distribution of securities is made to a Holder of a Claim, as of the date of the distribution such Holder shall be deemed to have the rights of a Holder of such securities (subject to the terms and conditions of the Plan) distributed as of the Effective Date.

2. Interest on Claims. Unless otherwise specifically provided for in the Plan, the Confirmation Order or other order of the Bankruptcy Court, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on any Claims, and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim.

3. Distributions by the Disbursing Agent. Other than as specifically set forth below, the Disbursing Agent or applicable Indenture Trustee or the administrative agent under the Holding First Lien Secured Term Loan shall make all distributions required to be made under the Plan. The Reorganized Debtors may act as Disbursing Agent or may employ or contract with other entities to assist in or make the distributions required by the Plan.

4. Surrender of Canceled Instruments or Securities. As a condition precedent to receiving any distribution on account of a Claim, each Holder of an instrument evidencing a Claim (a “Certificate”) shall be deemed to have surrendered the Certificates, or, with respect to indebtedness that is governed by an agreement and administered by an Indenture Trustee, agent, or servicer (each hereinafter referred to as a “Servicer”), the respective Servicer, and such Certificate will be cancelled solely with respect to the Debtors and such cancellation will not alter the obligations or rights of any non-Debtor third parties vis-à-vis on another to such instruments. Servicer may (but shall not be required to) request that registered Holders of Certificates surrender their Certificates for cancellation. The surrender requirement does not apply to any Claims Reinstated pursuant to the terms of the Plan.

5. Delivery of Distributions and Undeliverable or Unclaimed Distributions

(a) Delivery of Distributions in General. Distributions to Holders of Claims and Interests shall be made at the addresses set forth in the Debtors’ records unless such addresses are superseded by proofs of claim or transfers of claim filed pursuant to Bankruptcy Rule 3001.

(b) Undeliverable and Unclaimed Distributions.

(i) Holding and Investment of Undeliverable and Unclaimed Distributions. If the distribution to any Holder of a Claim or Interest is returned to the Reorganized Debtors or the Disbursing Agent as undeliverable or is otherwise unclaimed, no further distributions shall be made to such Holder unless and until the Reorganized Debtors or the Disbursing Agent is notified in writing of such Holder’s then current address.

(ii) After Distributions Become Deliverable. The Disbursing Agent shall make all distributions that have become deliverable or have been claimed since the Distribution Date as soon as practicable after such distribution has become deliverable or been claimed.

(iii) Failure to Claim Undeliverable Distributions. Any Holder of a Claim or Interest that does not assert a Claim pursuant to the Plan for an undeliverable or unclaimed distribution within one (1) year after the Effective Date shall be deemed to have forfeited its Claim for such undeliverable or unclaimed distribution and shall be forever barred and enjoined from asserting any such Claim for an undeliverable or unclaimed distribution against the Debtors or their Estates, the Reorganized Debtors or their property. Any New Common Stock held for distribution on account of such Claim shall be canceled and of no further force or effect. Nothing contained in the Plan shall require any Disbursing Agent, including, but not limited to, the Reorganized Debtors, to attempt to locate any Holder of a Claim or Interest.

6. Allocation of Plan Distributions Between Principal and Interest. To the extent that any Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for U.S. federal income tax purposes, be allocated to the principal amount of the Claim first and then, to the extent that the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest.

7. Withholding and Reporting Requirements. In connection with the Plan and all Distributions under the Plan, the Disbursing Agent shall, to the extent applicable, comply with all tax withholding, payment, and reporting requirements imposed by any federal, state, provincial, local, or foreign taxing authority, and all Distributions under the Plan shall be subject to any such withholding, payment, and reporting requirements. The Disbursing Agent shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding, payment, and reporting requirements. All amounts properly withheld from Distributions to a Holder as required by applicable law and paid over to the applicable taxing authority for the account of such Holder shall be treated as part of the Distributions to such Holder. All persons holding Claims or Interests shall be required to provide any information necessary to effect information reporting and withholding of such taxes. For example, with respect to any employee-related withholding, if the Debtors are obligated by law to withhold amounts from Distributions to a present or former employee to satisfy such present or former employee’s tax and other payroll obligations, the Disbursing Agent may withhold a portion of the Distributions allocated to the Holder of an Allowed Claim that is a present or former employee, whether or not such Distributions are in the form of Cash, in such amount as is determined necessary to satisfy such Holder’s tax and other payroll obligations with respect to the Distributions. Notwithstanding any other provision of the Plan, except to the extent withheld from Distributions to the Holder, (a) each Holder of an Allowed Claim that is to receive a Distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding, and other tax obligations, on account of such Distribution, and (b) no Distribution shall be made to or on behalf of such Holder pursuant to the Plan unless and until such Holder has made arrangements satisfactory to the Disbursing Agent for the payment and satisfaction of such withholding tax obligations or such tax obligation that would be imposed upon the Plan Administrator in connection with such Distribution. Any property to be distributed pursuant to the Plan shall, pending the implementation of such arrangements, be treated as an undeliverable Distribution pursuant to Section 9.5 of the Plan.

8. Setoffs. The Reorganized Debtors may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy laws, but shall not be required to, set off against any Claim or Interest, the payments or other distributions to be made pursuant to the Plan in respect of such Claim or Interest, the claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the Holder of such Claim or Interest; provided, however, that neither the failure to do so nor the allowance of any Claim or Interest hereunder shall constitute a waiver or release by the Reorganized Debtors of any such claim that the Debtors or the Reorganized Debtors may have against such Holder.

9. Fractional Shares. No fractional shares of New Common Stock shall be distributed. Where a fractional share would otherwise be called for, the actual issuance shall reflect a rounding up (in the case of .50 or more than .50) of such fraction to the nearest whole New Common Stock share or a rounding down of such fraction (in the case of less than .50) to the nearest whole New Common Stock share.

E.	Allowance and Payment of Certain Administrative Claims

1. Professional Claims.

(a) All final requests for payment of Professional Fees pursuant to Sections 327, 328, 330, 331, 503(b), or 1103 of the Bankruptcy Code must be made by application filed with the Bankruptcy Court and served on the Reorganized Debtors, their counsel, counsel to any statutory committee appointed in the Chapter 11 Cases, and other necessary parties-in-interest no later than sixty (60) days after the Effective Date, unless otherwise ordered by the Bankruptcy Court. Objections to such applications must be filed and served on the Reorganized Debtors, their counsel, counsel to any statutory committee appointed in the Chapter 11 Cases and the requesting Professional or other entity on or before the date that is thirty (30) days (or such longer period as may be allowed by order of the Bankruptcy Court) after the date on which the applicable application was served.

(b) Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and the Reorganized Debtors shall employ and pay Professionals in the ordinary course of business.

2. Substantial Contribution Compensation and Expenses Bar Date.

Any Person who requests compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code shall file an application with the clerk of the Bankruptcy Court on or before the 45th day after the Effective Date (the “503 Deadline”), and serve such application on counsel for the Debtors and the United States Trustee for the District of Delaware, and such other parties as may be decided by the Bankruptcy Court on or before the 503 Deadline, or be forever barred from seeking such compensation or expense reimbursement. Without limiting the foregoing, the Professionals employed by the Consenting Noteholders shall be entitled to file a substantial contribution request pursuant to section 503(b) and the Debtors shall support any such request for reimbursement of fees and expenses expended in pursuit of a consensual restructuring and consistent with the prepetition retention agreements between the Debtors and such Professionals employed by the Consenting Noteholders, provided that any such requests shall be in addition to, and will not limit, the right to receive fees and expenses as set forth in Sections 5.4 and 5.5 of the Plan. In addition, the Professionals employed by the Consenting First Lien Lenders shall be entitled to file a substantial contribution request pursuant to section 503(b) and the Debtors shall support any such request for reimbursement of fees and expenses expended in pursuit of a consensual restructuring as may be consistent with the Forbearance Agreement and the Holding First Lien Secured Term Loan Term Sheet, provided that any such requests shall be in addition to, and will not limit, the right to receive fees and expenses as set forth in Section 5.3 of the Plan.

3. Other Administrative Claims.

All other requests for payment of an Administrative Claim (other than as set forth in Article 11.1 and Article 11.2 of the Plan) must be filed with the Claims Agent and served on counsel for the Debtors no later than 45 days after the Effective Date (the “Administrative Claims Bar Date”). Any request for payment of an Administrative Claim pursuant to Article 11.3 of the Plan that is not timely filed and served shall be disallowed automatically without the need for any objection from the Debtors or the Reorganized Debtors. The Debtors or the Reorganized Debtors may settle an Administrative Claim without further Bankruptcy Court approval. Unless the Debtors or the Reorganized Debtors object to an Administrative Claim within 60 days after the Administrative Claims Bar Date (unless such objection period is extended by the Bankruptcy Court), such Administrative Claim shall be deemed allowed in the amount requested. In the event that the Debtors or the Reorganized Debtors object to an Administrative Claim, the Bankruptcy Court shall determine the allowed amount of such Administrative Claim. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is paid or payable in the ordinary course of business.

4. Section 503(b) Applications.

The Company shall support, by the filing of legal memoranda and oral argument, all reasonable requests for the payment of Andrews Kurth LLP’s and Stroock & Stroock & Lavan LLP’s fees, expenses and disbursements, as counsel to the Ad Hoc Group of IHC Second Lien Note Claims and the Ad Hoc Group of Holding Notes Claims respectively, consistent with the terms of their engagement agreements with the Debtors, as may be amended, pursuant to section 503(b) of the Bankruptcy Code or otherwise that are made to the Bankruptcy Court, provided that any such requests shall be in addition to, and will not limit, the right to receive fees and expenses as set forth in Sections 5.4 and 5.5 of the Plan. The Company shall also support, by the filing of legal memoranda and oral argument, all reasonable requests for the payment of Fried, Frank, Harris, Shiver & Jacobson LLP’s and Chanin Capital Partners’ fees and expenses, as counsel to the Consenting First Lien Lenders and financial advisor to the Consenting First Lien Lenders, respectively, expended in pursuit of a consensual restructuring and as may be consistent with the terms of the Forbearance Agreement and the Holding First Lien Secured Term Loan Term Sheet, provided that any such requests shall be in addition to, and will not limit, the right to receive fees and expenses as set forth in Section 5.3 of the Plan.

F.	Resolution of Disputed, Contingent and Unliquidated Claims

1. Reservation of Right to Object to Allowance or Asserted Priority of Claims

Nothing in the Plan shall waive, prejudice, or otherwise affect the rights of the Debtors, the Reorganized Debtors, or the Holders of any Claim to object at any time, including after the Effective Date, to the validity or asserted priority of any Claim, including without limitation, whether any such Claim should be treated as a Subordinated Claim. Moreover, the Debtors reserve the right to dispute, contest, or offset against, any Reinstated Claim following or prior to the Effective Date, either in the Bankruptcy Court or in the ordinary course in such manner or tribunal as may otherwise be appropriate.

G.	Means for Implementation of the Plan

1. Transactions Authorized Under the Plan

(a) Reserved.

2. Continued Corporate Existence and Vesting of Assets in Reorganized Debtors

From and after the Effective Date the Reorganized Debtors will continue to exist as separate corporations in accordance with the applicable law in the respective jurisdictions in which they are incorporated or otherwise organized, and pursuant to their respective certificates or articles of incorporation and by-laws in effect prior to the Effective Date, except to the extent such certificates or articles of incorporation and by-laws are amended, modified, or replaced pursuant to the Plan. Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur on or after the Effective Date for professionals’ fees, disbursements, expenses, or related support services without application to the Bankruptcy Court.

3. Preservation of Causes of Action

In accordance with section 1123(b)(3) of the Bankruptcy Code the Reorganized Debtors will retain and may (but are not required to) enforce all Retained Actions. After the Effective Date, the Reorganized Debtors, in their sole and absolute discretion, shall have the right to bring, settle, release, compromise, or enforce such Retained Actions (or decline to do any of the foregoing), without further approval of the Bankruptcy Court. The Reorganized Debtors or any successors, in the exercise of their sole discretion, may pursue such Retained Actions so long as it is in the best interests of the Reorganized Debtors or any successors holding such rights of action. The failure of the Debtors to specifically list any claim, right of action, suit, proceeding or other Retained Action in the Plan does not, and will not be deemed to, constitute a waiver or release by the Debtors or the Reorganized Debtors of such claim, right of action, suit, proceeding or other Retained Action, and the Reorganized Debtors will retain the right to pursue such claims, rights of action, suits, proceedings and other Retained Actions in their sole discretion and, therefore, no preclusion doctrine, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable, or otherwise) or laches will apply to such claim, right of action, suit, proceeding, or other Retained Action upon or after the confirmation or consummation of the Plan.

4. Corporate Governance, Directors and Officers and Corporate Action

(a) Certificates of Incorporation and By-Laws. Effective on the Effective Date, the certificate of incorporation and by-laws of Reorganized Group shall be amended and restated substantially as set forth in Exhibits 7.4(a) and 7.4(b), respectively, to the Plan, which shall (i) include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities, but only to the extent required by section 1123(a)(6) of the Bankruptcy Code; and (ii) authorize the issuance of New Common Stock in an amount not less than the amount necessary to permit the distributions thereof required or contemplated by the Plan. In addition, the certificates or articles of incorporation and by-laws of the Affiliate Debtors shall be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code. On the Effective Date, or as soon thereafter as is practicable, the Reorganized Debtors shall file with the Secretary of State of the State of Delaware, in accordance with section 303 of the Delaware General Corporation Law, the Amended Certificate of Incorporation and any certificates setting forth the amendments to the certificates of incorporation of the Affiliate Debtors that are made pursuant to the Plan. After the Effective Date, the Reorganized Debtors may amend and restate their certificates or articles of incorporation and by-laws as permitted by applicable law.

(b) Directors and Officers of the Reorganized Debtors. As of the Effective Date, the initial directors and officers of Reorganized Group shall be the persons identified in the Plan Supplement. The board of directors of Reorganized Group shall initially have five members, consisting of: (a) K. Paul Singh, the current CEO of Group, (b) John F. DePodesta, the current Executive Vice President of Group, (c) one member appointed by the holders of the Holding Notes Claims, (d) one member appointed by the Holders of the IHC Second Lien Notes Claims, and (e) one member appointed jointly by the Holders of the IHC Second Lien Note Claims and the Holding Notes Claims, after consultation with the Debtors. The boards of directors of the Reorganized Debtors other than Reorganized Group shall be comprised of members of the board of directors of Reorganized Group, or such other persons as are designated by the board of directors of Reorganized Group. The officers of the Reorganized Debtors other than Reorganized Group shall be comprised of the officers of Reorganized Group, or such other persons as are designated by the board of directors of Reorganized Group. Pursuant to section 1129(a)(5), the Debtors will disclose in the Plan Supplement the identity and affiliations of any person proposed to serve on the initial board of directors of Reorganized Group, and, to the extent such person is an insider other than by virtue of being a director, the nature of any compensation for such person. The classification and composition of the board of directors of each of the Reorganized Debtors shall be consistent with the Amended Certificate of Incorporation and By-Laws and the certificates or articles of incorporation and bylaws of the Affiliate Debtors; provided, however, that the length of the initial term of each director shall be two (2) years. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the Amended Certificate of Incorporation and By-Laws and the certificates or articles of incorporation and bylaws of the Affiliate Debtors, the other constituent documents of the Reorganized Debtors, and applicable law. Each member of the board of directors of each of the Debtors will be deemed to have resigned on the Effective Date.

(c) Corporate Action. On the Effective Date, the adoption of the Amended Certificate of Incorporation or similar constituent documents, the adoption of the Amended By-Laws, the selection of directors and officers for the Reorganized Debtors, and all other actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have timely occurred in accordance with applicable law and shall be in effect, without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers of the Reorganized Debtors and members of the boards of directors of the Reorganized Debtors are authorized and directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtors.

5. Possible Substantive Consolidation of Certain of the Debtors.

(a) Effect if Substantive Consolidation Occurs. The Plan is a joint Plan that does not provide for substantive consolidation of the Estates. The Debtors reserve the right, however, to seek prior to or in connection with the Confirmation Hearing to have the Estates of certain of the Debtors substantively consolidated. The Debtors believe that the substantive consolidation of these Estates, if sought and approved, would not negatively impact the Holders of most Claims against these Debtors. This is because the treatment provisions for most of the Classes of Claims for each of these Debtors is identical. The Debtors believe that only Holders of Claims with respect to which multiple Debtors are liable on account of guarantees or otherwise (“Multiple Debtor Claims”) would be impacted by the possible substantive consolidation of these Debtors. If the substantive consolidation at issue is sought and approved, the Holders of such Multiple Debtor Claims would not be entitled to assert the full amount of their Claims against each of the Debtors, but would instead be entitled to a single recovery on account of their Claims against the substantively consolidated Estates of these Debtors. The largest Holders of such Multiple Debtor Claims are the Holders of Class 4A, 4B, and 4C IHC Second Lien Note Claims and Class 5A and 5B Holding Notes Claims. The treatment provisions relating to such Claims, however, already reflect the impact of any such substantive consolidation and hence the possible substantive consolidation of these Debtors will not affect the Holders of Class 4A, 4B, and 4C IHC Second Lien Note Claims and Class 5A and 5B Holding Notes Claims. It is anticipated, moreover, that the Holders of Class 4A, 4B, and 4C IHC Second Lien Note Claims and Class 5A and 5B Holding Notes Claims will vote in favor of the Plan (indeed, the terms of the Plan and the content of this Disclosure Statement were negotiated extensively with certain of the Holders of Class 4A, 4B, and 4C IHC Second Lien Note Claims and Class 5A and 5B Holding Notes Claims).

(b) Effect if Substantive Consolidation Does Not Occur. To the extent that the Estates of any Debtors are not substantively consolidated pursuant to the Plan, Claims held against one Debtor will be satisfied solely from the Cash and assets of such Debtor and its Estate, provided that, to the extent of any insufficiency, funds may be advanced to the relevant Debtors by the Estate of Group. Except as specifically set forth herein, nothing in the Plan or this Disclosure Statement shall constitute or be deemed to constitute an admission that any of the Debtors is subject to or liable for any claim against any other Debtor. ADDITIONALLY, CLAIMANTS HOLDING CLAIMS AGAINST MULTIPLE DEBTORS, TO THE EXTENT ALLOWED IN EACH DEBTOR’S CASE, WILL BE TREATED AS A SEPARATE CLAIM AGAINST EACH DEBTOR’S ESTATE FOR ALL PURPOSES (INCLUDING, BUT NOT LIMITED TO, VOTING AND DISTRIBUTION, PROVIDED, HOWEVER, THAT THERE SHALL BE ONLY A SINGLE RECOVERY ON ACCOUNT OF SUCH CLAIMS AND ANY DISTRIBUTION FROM A DEBTOR ON ACCOUNT OF SUCH CLAIMS SHALL TAKE INTO ACCOUNT THE DISTRIBUTIONS TO BE MADE BY OTHER DEBTORS, IF ANY, ON ACCOUNT OF SUCH CLAIMS PURSUANT TO THE PLAN), AND SUCH CLAIMS WILL BE ADMINISTERED AND TREATED IN THE MANNER PROVIDED IN THE PLAN.

6. Cancellation of Notes, Instruments, Debentures, Preferred Stock and Common Stock

On the Effective Date, except as provided for in Section 5.3 of the Plan with respect to (i) the Holding First Lien Secured Term Loan and (ii) Section 7.6(a) of the Plan with respect to the Modified IHC Second Lien Notes, the Group Notes, the Holding Notes, the Old Common Stock, the indentures, or other instruments or documents evidencing, creating, or governing any such indebtedness, equity interests, or obligations of a Debtor that are Impaired under the Plan shall be cancelled and shall be discharged; provided, however, that the Group Notes, Holding Notes, Old Common Stock, the indentures, or other instruments or documents evidencing, creating or governing such indebtedness, equity interests or obligations of a Debtor shall continue in effect to the extent necessary to allow the Reorganized Debtors to make distributions pursuant to the Plan and to allow the Indenture Trustees to exercise any lien the Indenture Trustees may have under an indenture against distributions to holders of the Holding Notes Claims, the Group Notes Claims or the IHC Second Lien Notes Claims. As of the Effective Date, all Old Common Stock that has been authorized to be issued but that has not been issued shall be deemed cancelled and extinguished without any further action of any party.

7. Issuance of New Securities and Related Matters

(a) Modified IHC Second Lien Notes. On or as soon as reasonably practicable after the Effective Date, (i) the Reorganized Debtors shall execute and deliver the IHC Second Lien Supplemental Indenture, along with all instruments, certificates and other documents, including officers’ certificates and legal opinions, required in connection therewith, (ii) will issue all instruments, certificates and other documents, including officers’ certificates and legal opinions, as required under the IHC Second Lien Indenture, as supplemented by the IHC Second Lien Supplemental Indenture, to instruct the trustee under such indenture to make appropriate notations on the global note(s) representing the IHC Second Lien Notes to reflect the reduction in outstanding aggregate principal amount thereof to $123,471,200, and (iii) will cause their non-Debtor affiliates who are parties to the IHC Second Lien Indenture to execute and deliver the IHC Second Lien Supplemental Indenture, along with all instruments, certificates and other documents, including officers’ certificates and legal opinions, required in connection therewith.

(b) Issuance of New Common Stock. On or as soon as reasonably practicable after the Effective Date, the Reorganized Debtors shall issue all instruments, certificates and other documents, including but not limited to the New Common Stock required to be issued or distributed pursuant to the Plan without further act or action under applicable law, regulation, order, or rule. The offer and issuance of the New Common Stock and the distribution thereof under the Plan shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code. In the period pending distribution of New Common Stock to any Holder entitled pursuant to the Plan to receive New Common Stock, such Holder shall be bound by, have the benefit of, and be entitled to enforce the terms and conditions of the New Stockholders Agreement and the Registration Rights Agreement and shall be entitled to exercise any voting rights and receive any dividends or other distributions payable in respect of such Holder’s New Common Stock (including receiving any proceeds of permitted transfers of such New Common Stock) and to exercise all other rights in respect of the New Common Stock (so that such Holder shall be deemed for tax purposes to be the owner of the New Common Stock).

(c) Holding Warrants. On or as soon as reasonably practicable after the Effective Date, Holders of Holding Notes Claims shall receive warrants to receive up to 30% of the Distributable New Equity of Reorganized Group as more fully described in the Holding Warrants Term Sheet attached hereto as Appendix D and documented in the Warrant Agreement attached as Exhibit 7.6(c) to the Plan. The issuance of the Holding Warrants, and the distribution thereof, under the Plan shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code. In the period pending distribution of the Holding Warrants to any Holder entitled pursuant to the Plan to receive the Holding Warrants, such Holder shall be bound by, have the benefit of, and be entitled to enforce the terms and conditions of the Warrant Agreement and shall be entitled to exercise any voting rights and receive any dividends or other distributions payable in respect of such Holding Warrants (including receiving any proceeds of permitted transfers of such Holding Warrants) and to exercise all other rights in respect of the Holding Warrants (so that such Holder shall be deemed for tax purposes to be the owner of the Holding Warrants).

(d) Group Warrants. The Holders of Group Notes Claims shall receive Group Warrants to purchase up to 15% of the Distributable New Equity of Reorganized Group as more fully described in the Group Warrants Term Sheet attached hereto as Appendix E and documented in the Warrant Agreement attached as Exhibit 7.6(c) to the Plan. The offer and issuance of the Group Warrants and the distribution thereof under the Plan shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code. In the period pending distribution of the Group Warrants to any Holder entitled pursuant to the Plan to receive Group Warrants, such Holder shall be bound by, have the benefit of, and be entitled to enforce the terms and conditions of the Warrant Agreement and shall be entitled to exercise any voting rights and receive any dividends or other distributions payable in respect of such Group Warrants (including receiving any proceeds of permitted transfers of such Group Warrants) and to exercise all other rights in respect of the Group Warrants (so that such Holder shall be deemed for tax purposes to be the owner of the Group Warrants).

(e) Contingent Value Rights. On or as soon as reasonably practicable after the Effective Date, Holders of Class 10(a) Claims shall receive their Pro Rata share of the CVRs. The issuance of the CVRs and the distribution thereof under the Plan shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code.

(f) Registration Rights Agreement. Without limiting the effect of section 1145 of the Bankruptcy Code, on the Effective Date, Reorganized Group will enter into the Registration Rights Agreement for the benefit of the Holders of New Common Stock substantially in the form attached to the Plan as Exhibit 7.6(e).

(g) Termination of Registration. Subject to any requirements of law, promptly following the Effective Date, Reorganized Group shall terminate the registration of its securities and suspend all reporting obligations pursuant to the Exchange Act.

(h) Stock Exchange Listing. Upon the Effective Date, Reorganized Group shall take all actions necessary for the New Common Stock to be quoted on the OTCBB, or “Pink Sheets,” including complying with all applicable requirements of the Pink Sheets with respect to non-reporting companies. If and when the Reorganized Debtors complete an initial public offering of the New Common Stock or other registration of New Common Stock for public sale, the Reorganized Debtors shall use their best efforts, subject to the New Stockholders Agreement, to list the New Common Stock on a United States national stock exchange.

(i) Execution and Delivery of the New Stockholders Agreement. Without limiting the effect of section 1145 of the Bankruptcy Code, on the Effective Date, Reorganized Group will enter into the New Stockholders Agreement for the benefit of the Holders of New Common Stock substantially in the form attached to the Plan as Exhibit 7.6(i).

8. Management Stock Plan Awards

(a) On the Effective Date, 4% of the New Common Stock of Reorganized Group shall be issued to senior management pursuant to the Management Stock Plan on the terms set forth in the Management Compensation Plan attached as Exhibit 7.7 of the Plan.

(b) On the Effective Date, warrants exercisable into shares of New Common Stock equal to 6% of the sum of (i) the Distributable New Equity of Reorganized Group and (ii) the 4% of New Common Stock of Reorganized Group for distribution to management through the Management Stock Plan shall be distributed to management on the terms set forth in the Management Compensation Plan attached as Exhibit 7.7 of the Plan.

(c) The compensation, cash bonus targets, and severance policies shall remain those that were effective as of December 31, 2008, subject to the continued approval of the Board of Directors of Reorganized Group.

9. Reservation of Rights with Respect to Potential Additional Debtors

The Plan is premised in part on either (i) a consensual restructuring of the Holding First Lien Secured Term Loan Claims, consistent with the Holding First Lien Secured Term Loan Term Sheet, or (ii) should the First Lien Lenders attempt to exercise remedies against Non-Debtor Guarantors under the Holding First Lien Secured Term Loan during these Chapter 11 Cases, the Debtors’ pursuit of the Reinstatement of the Holding First Lien Secured Term Loan Claims and the consequent cure of bankruptcy-related defaults, if any (including any defaults arising from a change of control of the Debtors as a result of the transactions consummated in the Chapter 11 Cases) under the documents underlying the Holding Secured Term Loan or, in the absence of such cure, a temporary injunction preventing holders of Holding First Lien Secured Term Loan Claims from enforcing remedies on account of such bankruptcy-related defaults. To the extent such bankruptcy-related defaults cannot be cured and the Debtors cannot obtain the temporary injunction described above, the Debtors reserve the right, should the Potential Additional Debtors identified on Exhibit 1.87 attached to the Plan file petitions for relief under chapter 11 of the Bankruptcy Code prior to the Confirmation Hearing and become Additional Debtors, to make the Plan applicable to such Additional Debtors and to have Claims against such Additional Debtors receive treatment identical to similarly situated Claim Holders under the Plan.

H.	Treatment of Executory Contracts and Unexpired Leases

1. Assumption of Executory Contracts and Unexpired Leases

On the Effective Date, all executory contracts or unexpired leases of the Debtors will be deemed assumed in accordance with, and subject to, the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, except those executory contracts and unexpired leases that (a) have been rejected by order of the Bankruptcy Court or (b) are the subject of a motion to reject pending on the Effective Date. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Each executory contract and unexpired lease assumed pursuant to Article VIII of the Plan shall revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.

2. Cure of Defaults of Assumed Executory Contracts and Unexpired Leases

The provisions (if any) of each executory contract or unexpired lease to be assumed under the Plan which are or may be in default shall be satisfied pursuant to section 365(b)(1) of the Bankruptcy Code by payment of the default amount in Cash on the Effective Date or on such terms as the parties to each executory contract or unexpired lease may agree (“Cure”). Any party to an executory contract or unexpired lease who wishes to assert that Cure shall be required as a condition to assumption shall file and serve a proposed Cure Claim so as to be received by the Debtors or Reorganized Debtors, as applicable, and their counsel at the address set forth in Article 15.9 of the Plan within 45 days after entry of the Confirmation Order (the “Cure Claim Submission Deadline”), after which the Debtors or Reorganized Debtors, as the case may be, shall have 45 days to file any objections thereto. Should a party to an executory contract or unexpired lease not file a proposed Cure Claim by the Cure Claim Submission Deadline in accordance with the procedures set forth herein, then any default then existing under such executory contract or unexpired lease shall be deemed cured as of the day following the Cure Claim Submission Deadline and such party shall forever be barred from asserting against the Debtors or the Reorganized Debtors, as applicable, a Claim that arose under such executory contract or unexpired lease on or prior to the Confirmation Date. If there is a dispute regarding (i) the nature or amount of any Cure, (ii) the ability of any Reorganized Debtor or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, the matter shall be set for hearing in the Bankruptcy Court on the next available hearing date, or such other date as may be agreed upon, and Cure, if any, shall occur following the entry of a Final Order of the Bankruptcy Court resolving the dispute and approving the assumption or assumption and assignment, as the case may be; provided, however, that if there is a dispute as to the amount of Cure that cannot be resolved consensually among the parties, the Debtors shall have the right to reject the contract or lease for a period of five days after entry of a Final Order establishing a Cure amount in excess of that asserted by the Debtors. If the Cure amount was filed and served in accordance with the procedures set forth herein and is not disputed, the Debtors or Reorganized Debtors, as the case may be, shall pay the Cure Claim, if any, to the claimant within a reasonable practicable period. Disputed Cure amounts that are resolved by agreement or Final Order shall be paid by the Debtors within 20 days of such agreement or Final Order.

3. Compensation and Benefits Programs

If applicable, and except as otherwise expressly provided hereunder, all employment and severance contracts and policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable to their employees, retirees, and non-employee directors and the employees and retirees of their respective subsidiaries, including, without limitation, all savings plans, retirement plans, healthcare plans, disability plans, severance benefit plans, incentive plans, life, and accidental death and dismemberment insurance plans and contracts are treated as executory contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of sections 365 and 1123 of the Bankruptcy Code, subject to any and all rights of the Reorganized Debtors to amend or to terminate any of the foregoing.

4. Intercompany Executory Contracts and Intercompany Unexpired Leases

Any Claim outstanding at the time of assumption of an intercompany executory contract or an Intercompany Unexpired Lease shall be Reinstated and shall be satisfied in a manner to be agreed upon by the relevant Debtors and/or non-Debtor Affiliates.

I.	Confirmation and Consummation of the Plan

1. Conditions to Confirmation

Confirmation of the Plan is subject to satisfaction of the following conditions at or prior to the time the Confirmation Order is entered:

(a) The Confirmation Order will be reasonably acceptable in form and substance to the Debtors and the Requisite Noteholders.

(b) No Termination Event (as defined in the Plan Support Agreement) has occurred and terminated the Plan Support Agreement.

(c) This Disclosure Statement has been approved by the Bankruptcy Court.

2. Conditions to Effective Date

The following are conditions precedent to the occurrence of the Effective Date:

(a) The Confirmation Order confirming the Plan, shall have been entered and become a Final Order in form and substance reasonably satisfactory to the Debtors and the Requisite Noteholders.

(b) Any material alteration or interpretation to any term or provision of the Plan by the Bankruptcy Court shall be reasonably acceptable to the Debtors and the Requisite Noteholders.

(c) All other documents and agreements necessary to implement the Plan on the Effective Date shall have been executed and delivered and all other actions required to be taken in connection with the Effective Date shall have occurred.

(d) Providing that the Debtors are not seeking Reinstatement of the Holding First Lien Term Loan Claims as provided in Section 5.3 of the Plan, all of the terms and conditions required to have been met or any performance required to have been made by the Debtors or the Non-Debtor Guarantors as of the Effective Date shall have been met, including, but not limited to, the conditions precedent to the closing of the amendment to the Holding First Lien Secured Term Loan contemplated by the Holding First Lien Secured Term Loan Term Sheet.

(e) The Effective Date shall have occurred not later than the one hundred and twentieth (120th) day following the Petition Date.

3. Waiver of Conditions

Each of the conditions set forth in Section 12.1 or 12.2 of the Plan may be waived in whole or in part by the Debtors, with prior written consent of the Requisite Noteholders, and the Requisite First Lien Lenders (but solely with respect to Section 12.2(d) and consistent with the terms of the Forbearance Agreement and so long as the Forbearance Agreement has not been terminated and the First Lien Lenders have voted in favor of the Plan in accordance with section 1126(c) of the Bankruptcy Code) without any other notice to parties in interest or the Bankruptcy Court and without a hearing.

J.	Effect of Plan Confirmation

1. Binding Effect.

The Plan shall be binding upon and inure to the benefit of the Debtors, all present and former Holders of Claims and Interests, and their respective successors and assigns, including, but not limited to, the Reorganized Debtors.

2. Discharge of the Debtors.

Pursuant to section 1141(d) of the Bankruptcy Code, except as otherwise specifically provided in the Plan or in the Confirmation Order, the distributions and rights that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Effective Date, of Claims, Causes of Action, and Interests in the Debtors or any of their assets or properties (including liabilities arising from any default of the Debtors or Non-Debtor Guarantors under the Holding First Lien Secured Term Loan and the IHC Second Lien Notes solely as a result of the Debtors commencing these Chapter 11 Cases and/or the consummation of the transaction contemplated by the Plan), regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, Causes of Action, or Interests, including, but not limited to, Claims, Causes of Action, and Interests that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims, Causes of Action, and Interests relate to services performed by employees of the Debtors prior to the Effective Date and that arise from a termination of employment or a termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not (a) a proof of claim or interest based upon such Claim, Cause of Action, or Interest is Filed or deemed Filed under section 501 of the Bankruptcy Code, (b) a Claim or Interest based upon such Claim, Cause of Action, or Interest is allowed under section 502 of the Bankruptcy Code, or (c) the Holder of such a Claim, Cause of Action, liability, lien, obligation, right, or Interest accepted the Plan. The Confirmation Order shall be a judicial determination of the discharge of all Claims against and Interests in the Debtors, subject to the occurrence of the Effective Date, except as otherwise specifically provided in the Plan or in the Confirmation Order.

3. Compromises and Settlements.

Pursuant to section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019(a), the Debtors may compromise and settle various Claims against them and claims that they have against other Persons up to and including the Effective Date. After the Effective Date, the Reorganized Debtors may compromise and settle any Claims against them and any claims they may have against other Persons without approval from the Bankruptcy Court.

4. Satisfaction of Subordination Rights.

All Claims against the Debtors and all rights and claims between or among Claim Holders relating in any manner whatsoever to Claims against the Debtors, based upon any claims subordination rights (if any), shall be deemed satisfied by the distributions under the Plan to Claim Holders having such subordination rights, and such subordination rights shall be deemed waived, released, discharged and terminated as of the Effective Date. Distributions to the various Classes of Claims hereunder shall not be subject to levy, garnishment, attachment or like legal process by any Claim Holder by reason of any claimed subordination rights or otherwise, so that each Claim Holder shall have an receive the benefit of the distributions in the manner set forth in the Plan.

5. Exculpation and Limitation of Liability.

Except as otherwise specifically provided in the Plan, the Debtors, the Reorganized Debtors, any of such parties’ respective present or former officers, directors, employees, advisors, Professionals, or agents, the Indenture Trustees and their agents and Professionals, the Consenting Noteholders and their agents and Professionals, the Consenting First Lien Lenders and their Professionals, and any of such parties’ predecessors, successors and assigns, shall not have or incur, and are hereby released from, any claim, obligation, Cause of Action or liability to one another or to any Holder of any Claim or Interest (or any Equity Interests in Affiliate Debtors), or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the preparation or formulation of the Plan, the administration of the Plan or the property to be distributed under the Plan except for their gross negligence or willful misconduct and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. Notwithstanding any other provision of the Plan, no Holder, or other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Debtors, the Reorganized Debtors, the Indenture Trustees, the Consenting Noteholders, the Consenting First Lien Lenders, or any of such parties’ respective present or former members, officers, directors, employees, advisors, representatives, Professionals or agents, for any act or omission in connection with, relating to or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan except for their gross negligence or willful misconduct.

6. Indemnification Obligations.

In satisfaction and compromise of the Indemnitees’ Indemnification Rights: (a) all Indemnification Rights shall be released and discharged on and as of the Effective Date except for Continuing Indemnification Rights (which shall remain in full force and effect to the fullest extent allowed by law or contract on and after the Effective Date and shall not be modified, reduced, discharged, or otherwise affected in any way by the Chapter 11 Cases); (b) the Debtors or the Reorganized Debtors, as the case may be, shall maintain directors’ and officers’ insurance providing coverage for those Indemnitees currently covered by such policies for the remaining term of such policy and shall maintain tail coverage under policies in existence as of the Effective Date for a period of 6 years after the Effective Date, to the fullest extent permitted by such provisions, in each case insuring such parties in respect of any Causes of Action against such Persons based upon any act or omission related to such Person’s service with, for, or on behalf of the Debtors in at least the scope and amount as currently maintained by the Debtors (the “Insurance Coverage”); (c) the insurers who issue the Insurance Coverage shall be authorized to pay any professional fees and expenses incurred in connection with any action relating to any Indemnification Rights and Continuing Indemnification Rights; and (d) the Debtors or the Reorganized Debtors, as the case may be, shall indemnify Indemnitees with Continuing Indemnification Rights and agree to pay for any deductible or retention amount that may be payable in connection with any claim covered under either the foregoing Insurance Coverage or any prior similar policy.

7. Release by Debtors and Debtors in Possession.

Pursuant to section 1123(b)(3) of the Bankruptcy Code, effective as of the Effective Date, each Debtor, in its individual capacity and as a debtor-in-possession for and on behalf of its Estate and its successors an assigns, shall release and discharge and be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged all Released Parties for and from any and all Causes of Action based in whole or in part on any act, omission, occurrence, or event taking place on or prior to the Effective Date in any manner arising from, based on, or relating to, in whole or in part, the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any Released Party, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, or any act, omission, occurrence, or event in any manner related to any such Claims, Interests, restructuring, or the Chapter 11 Cases. The Reorganized Debtors and any newly-formed entities that will be continuing the Debtors’ businesses after the Effective Date shall be bound, to the same extent the Debtors are bound, by the releases and discharges set forth above.

8. Release by Holders of Claims and Interests.

On the Effective Date, (a) each Person who votes to accept the Plan and (b) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, each entity (other than a Debtor), which has held, holds, or may hold a Claim against or Interest in the Debtors, in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan and New Common Stock, Modified IHC Second Lien Notes, Holding Warrants, Group Warrants, Contingent Value Rights and other contracts, instruments, releases, agreements, or documents to be delivered in connection with the Plan (each, a “Release Obligor”), shall have conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged all Released Parties for and from any claim or Cause of Action based in whole or in part on any act, omission, occurrence, or event taking place on or prior to the Effective Date in any manner arising from, based on, or relating to, in whole or in part, the Debtors, the subject matter of, or the transaction or event giving rise to, the claim of such Release Obligor, the business or contractual arrangements between any Release Obligor and any Debtor or any Released Party, the restructuring of the Claims and Interests prior to the Chapter 11 Cases, or any act, omission, occurrence, or event in any manner related to such subject matter, transaction, obligation, restructuring, or the Chapter 11 Cases, including, but not limited to, any claim relating to, or arising out of the Debtors’ Chapter 11 Cases, the negotiation and filing of the Plan, the filing of the Chapter 11 Cases, the formulation, preparation, negotiation, dissemination, filing, implementation, administration, confirmation, or consummation of the Plan, this Disclosure Statement, the Exhibits, any instrument, release, or other agreement or document created, modified, amended or entered into in connection with the Plan; provided, however, that Article 13.8 of the Plan shall not release any Released Party from any Cause of Action held by a governmental entity existing as of the Effective Date based on (i) the Internal Revenue Code or other domestic state, city, or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city, or municipality, (iii) any criminal laws of the United States or any domestic state, city, or municipality, (iv) the Exchange Act, the Securities Act, or other securities laws of the United States or any domestic state, city, or municipality, (v) the Employee Retirement Income Security Act of 1974, as amended, or (vi) the laws and regulations of the Bureau of Customs and Border Protection of the United States Department of Homeland Security.

9. Injunction.

The satisfaction, release, and discharge pursuant to Article XIII of the Plan shall act as an injunction against any Person commencing or continuing any action, employment of process, or act to collect, offset, or recover any Claim, Interest, or Cause of Action satisfied, released, or discharged under the Plan to the fullest extent authorized or provided by the Bankruptcy Code, including, without limitation, to the extent provided for or authorized by sections 524 and 1141 thereof.

10. Temporary Injunction with Respect to Guarantee Claims.

To the extent the First Lien Lenders attempt to exercise remedies against non-Debtor guarantors under the Holding First Lien Secured Term Loan and the Plan does not act to cure a default, if any, of the Debtors or Non-Debtor Guarantors under the Holding First Lien Secured Term Loan relating to the Debtors’ commencement of these Chapter 11 Cases, then, and in such case, the Confirmation Order approving the Plan shall act as a temporary injunction against the enforcement of such defaults against any Debtor or Non-Debtor Guarantor. In such case, the Debtors and Non-Debtor Guarantors would remain fully liable for obligations arising under the Holding First Lien Secured Term Loan, but Holders of Holding First Lien Secured Term Loan Claims would be enjoined from commencing or continuing any action, employment of process, or act to collect, offset, or recover any Claim relating to the Holding First Lien Secured Term Loan and arising solely from the commencement of these Chapter 11 Cases so long as Reorganized Group continues to provide or cause to be provided such treatment to Holders of Holding First Lien Secured Term Loan Claims as provided under the Plan. Such temporary injunction will expire automatically if Reorganized Group defaults under the Plan by failing to provide or cause to be provided such treatment to Holders of Holding First Lien Secured Term Loan Claims as provided under the Plan and fails to cure such default within 30 days after receipt by the Debtors of written notice of such default from the affected First Lien Lender.

11. Term of Bankruptcy Injunction or Stays.

Except as otherwise provided in Section 13.10 of the Plan, all injunctions or stays provided for in the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

K.	Summary of Other Provisions of the Plan

The following paragraphs summarize certain other significant provisions of the Plan. The Plan should be referred to for the complete text of these and other provisions of the Plan.

1. Exemption From Certain Transfer Taxes

Pursuant to section 1146(c) of the Bankruptcy Code, the following will not be subject to any stamp tax, recording tax, personal property tax, real estate transfer tax, sales, or use tax or other similar tax: (a) the issuance, transfer, or exchange of notes or equity securities under the Plan; (b) the creation of any mortgage, deed of trust, lien, pledge, or other security interest; (c) the making or assignment of any lease or sublease; or (d) the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, any merger agreements; agreements of consolidation, restructuring, disposition, liquidation, or dissolution; deeds; bills of sale; and transfers of tangible property. Unless the Bankruptcy Court orders otherwise, all sales, transfers, and assignments of owned and leased property approved by the Bankruptcy Court on or prior to the Effective Date, shall be deemed to have been in furtherance of, or in connection with, the Plan.

2. Corporate Action

Prior to, on, or after the Effective Date (as appropriate), all matters expressly provided for under the Plan that would otherwise require approval of the stockholders or directors of one (1) or more of the Debtors or the Reorganized Debtors shall be deemed to have occurred and shall be in effect prior to, on, or after the Effective Date (as appropriate) pursuant to the applicable general corporation law of the states in which the Debtors or the Reorganized Debtors are incorporated without any requirement of further action by the stockholders or directors of the Debtors or the Reorganized Debtors.

3. Severability of Plan Provisions

If, prior to the Confirmation Date, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court will have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision will then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

4. Revocation, Withdrawal or Non Consummation

Subject to the obligations and covenants of the Debtors under the Plan Support Agreement, the Debtors reserve the right to revoke or withdraw the Plan as to any or all of the Debtors prior to the Confirmation Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan as to any or all of the Debtors, or if confirmation or consummation as to any or all of the Debtors does not occur, then, with respect to such Debtors, (a) the Plan shall be null and void in all respects, (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests), assumption or rejection of executory contracts or leases affected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void, and (c) nothing contained in the Plan shall (i) constitute a waiver or release of any Claims by or against, or any Interests in, such Debtors or any other Person, (ii) prejudice in any manner the rights of such Debtors or any other Person, or (iii) constitute an admission of any sort by the Debtors or any other Person.

VIII. RISK FACTORS TO BE CONSIDERED

Holders of Claims against the Debtors should read and consider carefully the information set forth below, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference, including any filings made by the Company with the Securities Exchange Commission), prior to voting to accept or reject the Plan. This information, however, should not be regarded as the only risks involved in connection with the Plan and/or its implementation.

A.	Certain Bankruptcy Considerations

1. Non-Confirmation or Delay of Confirmation of the Plan

The Bankruptcy Court, which sits as a court of equity, may exercise substantial discretion. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires, among other things, that the confirmation of the Plan not be followed by a need for further financial reorganization and that the value of distributions to dissenting creditors and shareholders not be less than the value of distributions such creditors and shareholders would receive if the Company were liquidated under chapter 7 of the Bankruptcy Code. Although the Company believes that the Plan will meet such tests, there can be no assurance that the Bankruptcy Court would reach the same conclusion.

2. Possible Bankruptcy Petitions of Potential Additional Debtors

Although the Debtors intend that only the holding company entities will participate in these Chapter 11 Cases, under certain circumstances, such as the Debtors’ inability to cure certain defaults of the Debtor or non-Debtor guarantors under the Holding First Lien Secured Term Loan, it could become necessary for certain operating companies also to file petitions under chapter 11 of the Bankruptcy Code. In such circumstances, the Debtors contemplate only brief chapter 11 cases for the Potential Additional Debtors until the holding company Debtors can complete the restructuring of their balance sheets. If, however, the Potential Additional Debtors are unable to quickly emerge from chapter 11, such delay could result in rapidly declining enterprise value of the Company.

3. Non-Consensual Confirmation

In the event any impaired Class of Claims does not accept a plan, a bankruptcy court may nevertheless confirm such plan at the proponent’s request if at least one impaired class of claims has accepted the plan (with such acceptances being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan of reorganization “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes. Because the Plan deems Classes 10(b)A and 10(c)A to have rejected the Plan, these requirements must be satisfied with respect to Classes 10(b)A and 10(c)A. The Company believes that the Plan satisfies these requirements.

4. Risk of Non-Occurrence of the Effective Date

Although the Company believes that the Effective Date will occur reasonably soon after the Confirmation Date, there can be no assurance as to such timing or as to whether it will occur.

5. General Effect

The filing of a bankruptcy petition by the Debtors, and the publicity attendant thereto, may adversely affect the Debtors’ business. The Debtors believe that any such adverse effects may worsen during the pendency of a protracted bankruptcy case if the Plan is not confirmed as expected or if it were necessary for operating subsidiaries to file bankruptcy petitions.

6. Classification and Treatment of Claims and Equity Interests

Section 1122 of the Bankruptcy Code requires that the Plan classify Claims against, and Interests in, the Debtors. The Bankruptcy Code also provides that the Plan may place a Claim or Interest in a particular Class only if such Claim or Interest is substantially similar to the other Claims or Interests of such Class. The Debtors believe that all Claims and Interests have been appropriately classified in the Plan.

To the extent that the Bankruptcy Court finds that a different classification is required for the Plan to be confirmed, the Debtors presently anticipate that they would seek (i) to modify the Plan to provide for whatever classification might be required for confirmation and (ii) to use the acceptances received from any creditor pursuant to this solicitation for the purpose of obtaining the approval of the Class or Classes of which such creditor ultimately is deemed to be a member. Any such reclassification of creditors, although subject to the notice and hearing requirements of the Bankruptcy Code, could adversely affect the Class in which such creditor was initially a member, or any other Class under the Plan, by changing the composition of such Class and the vote required for approval of the Plan. There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring a reclassification, would approve the Plan based upon such reclassification. Except to the extent that modification of classification in the Plan requires resolicitation, the Debtors will, in accordance with the Bankruptcy Code and the Bankruptcy Rules, seek a determination by the Bankruptcy Court that acceptance of the Plan of any Holder of Claims pursuant to this solicitation will constitute a consent to the Plan’s treatment of such Holder regardless of the Class as to which such Holder is ultimately deemed to be a member. The Debtors believe that under the Federal Rules of Bankruptcy Procedure the Debtors would be required to resolicit votes for or against the Plan only when a modification adversely affects the treatment of the claim of any creditor or equity holder.

The Bankruptcy Code also requires that the Plan provide the same treatment for each Claim or Interest of a particular Class unless the Holder of a particular Claim or Interest agrees to a less favorable treatment of its Claim or Interest. The Debtors believe that they have complied with the requirement of equal treatment. To the extent that the Bankruptcy Court finds that the Plan does not satisfy such requirement, the Bankruptcy Court could deny confirmation of the Plan.

Issues or disputes relating to classification and/or treatment could result in a delay in the Confirmation and Consummation of the Plan and could increase the risk that the Plan will not be consummated.

B.	Certain Business Considerations

1. Continuing Global Economic Crisis Could Adversely Affect the Company’s Business

The current global economic crisis and turbulent financial markets could adversely affect the Company’s business, results of operations, and financial condition. Lower consumer spending worldwide could lead to a decline in demand for the Company’s products and services. If the global credit markets do not improve, the Company could have difficulty in the future refinancing of debt and raising capital for operations.

2. Material Strengthening of the United States Dollar Against Foreign Currencies May Reduce the Payments in U.S. Dollars from the Foreign Operating Subsidiaries

The Company’s largest operating subsidiaries in Canada and Australia generate cash in their respective local currencies. Payments to the United States entities from these foreign operating subsidiaries are reduced by the material strengthening of the U.S. dollar, as the amount in U.S. dollars upon conversion is reduced. These payments are a substantial source of funding for servicing the Company’s significant debt obligations, as well as a source for making principal payments. Most of the Company’s debt is denominated in U.S. dollars. Therefore, a reduced amount of U.S. Dollars from foreign subsidiaries after conversion from their respective local currencies adversely affects the Company’s ability to service or pay off its debt.

3. Fluctuating Foreign Currencies Could Have an Adverse Impact on Operations

A significant portion of the Company’s net revenue is derived from sales and operations outside of the United States. The local currency of each country is the functional currency for the respective entities operating in that country. In the future, the Company expects to continue to derive a significant portion of its net revenue and incur a significant portion of its operating costs outside the United States, and changes in exchange rates have had and may have a significant, and potentially adverse, effect on the Company’s operating results. Due to the large percentage of the Company’s operations conducted outside of the United States, strengthening of the U.S. dollar relative to the local currency of entities operating abroad could have an adverse impact on future results of operations.

4. Limited Experience in Certain Services May Limit Ability to Attract and Retain New Customers and Grow Revenues

The Company has accelerated initiatives to become an integrated wireline, wireless, data and broadband service provider in order to counter competitive pricing pressures initiated by large incumbent providers in certain of the principal markets where the Company operates and to stem the loss of certain wireline and dial-up ISP customers to competitors’ bundled wireless, wireline, data and broadband service offerings. The Company has limited experience in providing bundled services and in providing products to certain markets and many of the Company’s competitors have substantially greater resources, capital, and operating experience. Intense competition may limit the Company’s ability to develop and market these services successfully and to maintain or to increase revenues.

5. Exposure for Noncompliance with FCC Orders Regarding Enhanced 911 Services

In June 2005, the FCC adopted new rules requiring VOIP providers interconnected to the public switched telephone network to provide E911 service in a manner similar to traditional wireline carriers by November 2005. LINGO, a subsidiary of Group which sells such interconnected VOIP services, was unable, like many interconnected VOIP providers in the industry, to meet this deadline for all of its customers. The Company sought a waiver from the FCC asking for additional time to complete deploying LINGO’s E911 service, and the FCC has not yet addressed the waiver petition. As of September 25, 2008, approximately 3% of the Company’s LINGO customers were without E911 service as required by the FCC’s rules. If and to the extent that the Company is determined to be out of compliance with the FCC order regarding E911 services, it may be subject to fines, penalties, and/or cease and desist orders prohibiting LINGO from providing service on the federal and state levels.

The FCC rules also required interconnected VOIP providers to distribute stickers and labels informing customers of the emergency service limitations associated with the service, as well as to notify and obtain affirmative acknowledgement from customers that they were aware of all of the emergency service limitations associated with the service. The FCC’s Enforcement Bureau released an order providing that the Enforcement Bureau will not pursue enforcement against interconnected VOIP providers that have received affirmative acknowledgement from at least 90% of their subscribers. The Company has received affirmative acknowledgement from substantially all of its customers and has effectively satisfied this requirement of the rule. LINGO’s current services are more limited than the 911 services offered by traditional wireline telephone companies. These limitations may cause significant delays, or even failures, in callers’ receipt of the emergency assistance. Despite the fact that the Company has notified its customers and received affirmative acknowledgement from substantially all of its customers that they understand the differences between the access LINGO provides to emergency services as compared to those available through traditional wireline telephony providers, injured customers may attempt to hold the Company responsible for any loss, damage, personal injury or death suffered as a result of any failure to comply with the FCC mandated E911 service for interconnected VOIP providers. The Company’s resulting liability could be significant.

On June 1, 2007, the FCC released a Notice of Proposed Rulemaking Proceeding considering the imposition of additional VOIP E911 obligations on interconnected VOIP providers, like us. Specifically, the Commission is considering requiring interconnected VOIP providers to determine automatically the physical location of their customer rather than allowing customers to manually register their location. Moreover, the Notice includes a tentative conclusion that all interconnected VOIP service providers that allow customers to use their service in more than one location (nomadic VOIP service providers such as us) must utilize automatic location technology that meets the same accuracy standards applicable to providers of mobile phone service providers. At this time, the Company is unable to predict the outcome of this proceeding or its impact on us.

On July 23, 2008, President Bush signed into law the “New and Emerging Technologies 911 Improvement Act of 2008.” Prior to enactment, interconnected VOIP providers did not have the same liability protection as wireline or wireless providers that offer emergency 911 calling services. The new law provides public safety entities, interconnected VOIP providers and others involved in handling 911 calls the same liability protections when handling 911 calls from interconnected VOIP users as from mobile or wired telephone service users. The applicability of the liability protection to 911 calling services that do not conform to the FCC’s rules is unclear at this time. Additionally, any liability associated with 911 call placement and handling prior to the enactment of this new law would not be covered but the Company is currently unaware of any such liability.

6. FCC Has Extended CPNI Rules to Interconnected VOIP Providers

On April 2, 2007, the FCC extended customer proprietary network information, or CPNI, rules to interconnected VOIP providers. CPNI includes information that appears on customers’ bills such as called telephone numbers, the frequency, duration, time and length of calls; and any services or features purchased by the consumer, like caller ID. Pursuant to the CPNI rules, interconnected VOIP providers may not use CPNI without obtaining customer consent except in limited circumstances. Moreover, interconnected VOIP providers are required to adhere to a particular customer approval processes when using CPNI outside of pre-defined limits. Effective December 8, 2007, the Company was required to adhere to specific CPNI rules when using CPNI for marketing purposes. Accordingly, the Company had to implement internal processes in order to comply with the FCC’s CPNI rules. As required by the new rules, certifications were filed with the FCC regulating the Company’s compliance efforts in this regard. The Company cannot predict the impact of this change on its profitability or retail prices at this time.

7. Exposure from FCC Orders Regarding Access for People with Disabilities

On June 15, 2007, the FCC applied the disability access requirements of Sections 225 and 255 of the Communications Act to providers of interconnected VOIP services, and to equipment manufacturers that make equipment to use with those services. Section 255 of the Communications Act requires, if readily achievable, service providers to ensure that its equipment and service is accessible to and usable by individuals with disabilities. Where readily achievable, the relevant regulations also require service providers to ensure that information and documentation provided in connection with equipment or services be accessible to people with disabilities and that employee training account for accessibility requirements. In addition, the FCC said that interconnected VOIP providers were subject to the requirements of Section 225, including contributing to the Telecommunications Relay Services, or TRS, fund and that they must offer 711 abbreviated dialing for access to relay services. At this time, the Company is not in compliance with these rules. The Company may be subject to enforcement actions including, but not limited to, fines, cease and desist orders, or other penalties. On October 10, 2007, the FCC granted a limited waiver of the 711 call handling requirement. While still mandating that interconnected VOIP providers are required to transmit 711 calls to a relay center, the FCC waived the requirement until March 31, 2009, insofar as it requires such providers to transmit the 711 call to an “appropriate relay center,” meaning the relay center(s) serving the state in which the caller is geographically located or the relay center(s) corresponding to the caller’s last registered address. The Company is working on implementing a call routing solution which will route 711 calls to the appropriate relay center as defined in the FCC’s order but cannot predict whether the Company will be in compliance at the end of the waiver period.

8. Profitability May Decrease or Costs May Increase Due to Increased Regulation or the Imposition of Additional Taxes, Fees and Surcharges

On August 6, 2007, the FCC released a Report and Order regarding the collection of regulatory fees for Fiscal Year 2007 (“Fees Order”). Pursuant to the Fees Order, the FCC mandated the collection of such fees from interconnected VOIP service providers. The Fees Order mandates that interconnected VOIP providers pay regulatory fees based on reported interstate and international revenues. The Fees Order became effective in mid-November 2007. Regulatory fees for Fiscal Year 2007 will be due in 2008 during a separate filing window yet to be determined. Fiscal Year 2008 fees will also be paid in 2008 during the normal regulatory fee payment window. The assessment of regulatory fees to the Company’s service will increase the Company’s costs or cause it to increase the price of its retail service offerings and may have an adverse impact on the Company’s profitability.

The Company cannot predict the impact of any future laws, regulations and orders adopted either domestically or abroad on the Company’s operations and services. But increased regulation and the imposition of additional taxes, fees and surcharges increases the costs associated with providing the Company’s service and such taxes, fees and surcharges may or may not be recoverable from its customers. If the Company chooses to absorb such costs, its profit margins would likely decrease. Moreover, even if such costs are recoverable or if the Company chooses to maintain profitability, the Company may need to increase the retail price of its service that could result in making its service less competitive both with other providers of interconnected VOIP service providers and traditional providers of telecommunications services. The net effect could reduce the number of the Company’s subscribers, its revenue and its profit margin.

9. The Company is Substantially Smaller than its Major Competitors

The long distance telecommunications, Internet, broadband, DSL, data and hosting and wireless industry is significantly influenced by the marketing and pricing decisions of the larger long distance, Internet access, broadband, DSL, data and hosting and wireless business participants. Prices in the long distance industry have continued to decline in recent years, and as competition continues to increase within each of the Company’s service segments and each of its product lines, the Company believes that prices are likely to continue to decrease. Competitors in the Company’s core markets include, among others: AT&T, Verizon, the regional bell operating companies (RBOCs), cable companies and the major wireless carriers in the United States; Telstra, SingTel Optus, and Telecom New Zealand in Australia; Telus, BCE, Allstream (formerly AT&T Canada) and the major wireless and cable companies in Canada; and BT, Cable & Wireless United Kingdom, Colt Telecom, Energis and the major wireless carriers in the United Kingdom. Customers frequently change long distance, wireless, broadband providers, and ISPs in response to the offering of lower rates or promotional incentives, increasingly as a result of bundling of various services by competitors. Moreover, competitors’ VOIP and broadband product rollouts have added further customer choice and pricing pressure. As a result, generally, customers can switch carriers and service offerings at any time. Competition in all of the Company’s markets is likely to remain intense, or even increase in intensity and, as deregulatory influences are experienced in markets outside the United States, competition in non-United States markets is becoming similar to the intense competition in the United States. Many of the Company’s competitors are significantly larger than the Company and have substantially greater financial, technical and marketing resources, larger networks, a broader portfolio of service offerings, greater control over network and transmission lines, stronger name recognition and customer loyalty, long-standing relationships with the Company’s target customers, and lower debt leverage ratios. As a result, the Company’s ability to attract and to retain customers may be adversely affected. Many of the Company’s competitors enjoy economies of scale that result in low cost structures for transmission and related costs that could cause significant pricing pressures within the industry. Several long distance carriers in the United States, Canada and Australia and the major wireless carriers and cable companies have introduced pricing and product bundling strategies that provide for fixed, low rates for calls. This strategy of the Company’s competitors could have a material adverse effect on its net revenue per minute, results of operations and financial condition if the Company’s pricing, set to remain competitive, is not offset by similar declines in the Company’s costs. If price pressures and bundling strategies intensify, the Company may not be able to compete successfully in the future, may face quarterly revenue and operating results variability, and may have heightened difficulty in estimating future revenues or results.

10. Operating Losses Could Continue in the Future

As of September 30, 2008, the Company had an accumulated deficit of $1,064.5 million. The Company incurred net losses of $34.6 million in 2002, $10.6 million in 2004, $149.2 million in 2005, and $238.0 million in 2006. During the year ended December 31, 2003 and 2007, the Company recognized net income of $54.8 million and $15.7 million, respectively, of which $39.4 million in 2003 and $32.7 million in 2007 are the positive impact of foreign currency transaction gains. The Company may not recognize net income in future periods.

11. The Telecommunications Industry is Rapidly Changing

The telecommunications industry is changing rapidly due to deregulation, privatization, consolidation, technological improvements, availability of alternative services such as wireless, broadband, DSL, Internet, VOIP, data and hosting and wireless DSL through use of the fixed wireless spectrum, and the globalization of the world’s economies. In addition, alternative services to traditional fixed wireline services, such as wireless, broadband, Internet and VOIP services, are a substantial competitive threat. If the Company does not adjust to meet changing market conditions and if the Company does not have adequate resources, it may not be able to compete effectively. The telecommunications industry is marked by the introduction of new product and service offerings and technological improvements. Achieving successful financial results will depend on the Company’s ability to anticipate, assess and adapt to rapid technological changes, and offer, on a timely and cost-effective basis, services including the bundling of multiple services that meet evolving industry standards. If the Company does not anticipate, assess or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms, the Company’s financial results may be materially and adversely affected.

The rapid enhancement of VOIP technology may result in increasing levels of traditional domestic and international voice long distance traffic being transmitted over the Internet, as opposed to traditional telecommunication networks. Currently, there are significant capital investment savings and cost savings associated with carrying voice traffic employing VOIP technology, as compared to carrying calls over traditional networks. Thus, there exists the possibility that the price of traditional long distance voice services will decrease in order to be competitive with VOIP. Additionally, competition is expected to be intense to switch customers to VOIP product offerings, as is evidenced by numerous recent market announcements in the United States and internationally from industry leaders and competitive carriers concerning significant VOIP initiatives. The Company’s ability effectively to retain its existing customer base and generate new customers, either through its traditional network or its own VOIP offerings, may be adversely affected by accelerated competition arising as a result of VOIP initiatives, as well as regulatory developments that may impede its ability to compete, such as restrictions on access to broadband networks owned and operated by others and the requirements to provide E911 services. As competition intensifies as a result of deregulatory, market or technological developments, the Company’s results of operations and financial condition could be adversely affected.

12. The Company is Exposed to Constantly Changing Regulations

The Company’s operations are subject to constantly changing regulation. There can be no assurance that future regulatory changes will not have a material adverse effect on the Company, or that regulators or third parties will not raise material issues with regard to the Company’s compliance or noncompliance with applicable regulations, any of which could have a material adverse effect upon the Company. As a multinational telecommunications company, the Company is subject to varying degrees of regulation in each of the jurisdictions in which the Company provides its services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which the Company operates. Enforcement and interpretations of these laws and regulations can be unpredictable and are often subject to the informal views of government officials. Potential future regulatory, judicial, legislative, and government policy changes in jurisdictions where the Company operates could have a material adverse effect on us. Domestic or international regulators or third parties may raise material issues with regard to the Company’s compliance or noncompliance with applicable regulations, and therefore may have a material adverse impact on the Company’s competitive position, growth and financial performance. Regulatory considerations that affect or limit the Company’s business include (1) United States common carrier requirements not to discriminate unreasonably among customers and to charge just and reasonable rates; (2) general uncertainty regarding the future regulatory classification of and taxation of VOIP telephony, the need to provide emergency calling services in a manner required by the FCC that is not yet available commercially on a nation-wide basis and the ability to access broadband networks owned and operated by others; as regulators decide that VOIP is a regulated telecommunications service, the Company’s VOIP services may be subject to burdensome regulatory requirements and fees, the Company may be obligated to pay carriers additional interconnection fees and operating costs may increase; (3) general changes at the federal and/or state levels affecting access charges, universal service fund fees and regulatory fee payments would affect the Company’s cost of providing services; (4) ongoing regulatory proceedings regarding efforts by Telstra in Australia to increase prices and charges and to deny access to essential facilities; (5) the ultimate outcome of the process launched by the

Australian government to help fund the construction of a new national broadband network, including whether and the terms upon which (a) the Company will have access to such network, and (b) the duration upon which the copper wire based last mile infrastructure needed by us to furnish broadband services using the Company’s DSLAM network infrastructure will be continued; (6) general changes in access charges and contribution payments could adversely affect the Company’s cost of providing long distance, wireless, broadband, VOIP, local and other services; and (7) regulatory proceedings in Canada determining whether and the extent to which regulation should mandate access to networks and interconnection including intra-exchange transport services which the Company uses to interconnect its DSLAM collocation sites and high speed access to business services. Any adverse developments implicating the foregoing could materially adversely affect the Company’s business, financial condition, result of operations and prospects.

IX. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion summarizes certain anticipated U.S. Federal income tax consequences of the Plan to the Debtors and certain Holders of Claims or Interests. This summary is provided for information purposes only and is based on the Internal Revenue Code of 1986, as amended (the “Tax Code”), Treasury regulations promulgated thereunder, judicial authorities, and current administrative rulings and practice, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, which could adversely affect the U.S. Federal income tax consequences described below.

This summary does not address all aspects of U.S. Federal income taxation that may be relevant to a particular Holder of a Claim or Interest in light of its particular facts and circumstances or to certain types of Holders of Claims or Interests subject to special treatment under the Tax Code (for example, non-U.S. taxpayers, financial institutions, broker-dealers, life insurance companies, tax-exempt organizations, real estate investment trusts, regulated investment companies, grantor trusts, persons holding a Claim as part of a “hedging,” “integrated,” or “constructive” sale or straddle transaction, persons holding claims through a partnership or other pass-through entity, and persons that have a “functional currency” other than the U.S. dollar). This summary does not address the tax considerations applicable to Holders who obtained their Claims or Interests (or the rights underlying such Claims or Interests) in connection with the performance of services. This summary does not discuss any aspects of state, local, or non-U.S. taxation. Except with respect to Holders of Holding First Lien Secured Term Loan Claims, this summary does not address the U.S. Federal income tax consequences to Holders of Claims or Interests that are unimpaired or reinstated under the Plan or Holders of Claims or Interests that are not entitled to receive or retain any property under the Plan.

A substantial amount of time may elapse between the date of this Disclosure Statement and the receipt of a final distribution or transfer under the Plan. Events occurring after the date of this Disclosure Statement, such as additional tax legislation, court decisions, or administrative changes, could affect the U.S. Federal income tax consequences of the Plan and the transactions contemplated thereby. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary view with respect to one or more of the issues discussed below. No ruling will be sought from the IRS with respect to any of the tax aspects of the Plan, and no opinion of counsel has been or will be obtained by the Debtors with respect thereto.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, EACH HOLDER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY ANY HOLDER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON A HOLDER UNDER THE TAX CODE; (B) SUCH DISCUSSION IS INCLUDED HEREBY BY THE DEBTORS IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE DEBTORS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

A.	Certain Tax Consequences of the Plan

1. U.S. Federal Income Tax Consequences to the Debtors

(a)	Cancellation of Debt Income

Under the Tax Code, a U.S. taxpayer generally must include in gross income the amount of any cancellation of indebtedness (“COD”) income recognized during the taxable year. COD income generally equals the excess of the adjusted issue price of the indebtedness discharged over the sum of (i) the amount of cash, (ii) the issue price of any new debt, and (iii) the fair market value of any other property transferred by the debtor in satisfaction of such discharged indebtedness (including stock). COD income also includes any interest that has been previously accrued and deducted but remains unpaid at the time the indebtedness is discharged.

The Tax Code permits a debtor in bankruptcy to exclude its COD income from gross income, but requires the debtor to reduce its tax attributes—such as net operating loss (“NOL”) carryforwards, current year NOLs, tax credits, and tax basis in assets (collectively, “Tax Attributes”)—by the amount of the excluded COD income. Treasury Regulations address the application of the rules for the reduction of Tax Attributes to situations where a member of a U.S. consolidated group recognizes excluded COD income. Under the ordering rules of the Treasury Regulations, generally, the Tax Attributes of the debtor corporation are reduced first (including its NOLs and the stock basis of its subsidiaries). In this regard, the Treasury Regulations adopt a “tier-down” approach such that if the debtor reduces its basis in its stock in a subsidiary, corresponding reductions must be made to the Tax Attributes of that subsidiary. To the extent that the excluded COD exceeds the Tax Attributes of the debtor member, the Treasury Regulations require the reduction of certain Tax Attributes (NOLs, but not tax basis in assets) of other members of the consolidated group. The reduction in Tax Attributes generally occurs after the calculation of a debtor’s tax for the year in which the debt is discharged.

Under the Tax Code, a debtor that realizes excluded COD income may elect to reduce its basis in depreciable assets prior to the reduction of other Tax Attributes, with any excess COD income applied next to reduce NOLs and other Tax Attributes in the prescribed statutory order.

CRT’s valuation establishes the value of the Reorganized Group on a going concern basis as between $320 million and $360 million, with a midpoint of $340 million. Based on these values, the Debtor members of the affiliated group of corporations, of which Group is the common parent and with which Group files a consolidated U.S. federal income tax return (the “Primus Group”), estimate that the amount of COD income realized upon the consummation of the Plan could range from approximately $210 million to $250 million if the issue prices of the Modified Term Loan Notes and the Modified Second Lien Notes are equal to the face amounts of such Notes, respectively, on the Effective Date; however, the ultimate amount of COD income realized by the Debtors is uncertain because, among other things, it will depend on the fair market value of the New Common Stock and the issue prices of the Modified Term Loan Notes and the Modified Second Lien Notes on the Effective Date. The Debtors will not be required to include COD income in gross income because the indebtedness will be discharged while the Debtors are under the jurisdiction of a court in a Title 11 case. Instead, the Debtors will be required to reduce Tax Attributes by the amount of the COD income realized in the manner described above. The Debtors have not yet determined whether it would be beneficial to elect to reduce the basis of their depreciable property prior to any reduction of NOLs or other Tax Attributes. The extent to which NOLs and other Tax Attributes remain following Tax Attribute reduction will depend upon the amount of the COD income.

(b)	Recapture of Excess Loss Account

If a member of the Primus Group has an excess loss account (“ELA”) in the stock of a subsidiary whose debt is discharged, such member generally must take such ELA into account as income or gain to the extent any part of the amount discharged is excluded from gross income and is in excess of the Tax Attributes that are available to be reduced (“Excess COD”).

The Primus Group has not yet determined whether Group has an ELA in its Holding stock, or whether Holding has an ELA in its IHC stock. If Group has an ELA in its Holding stock, and Holding has Excess

COD as a result of the discharge of its indebtedness, Group would have to take the ELA into account as income or gain, which may result in a cash tax payable as a result of the discharge. Similarly, if Holding has an ELA in its IHC stock, and IHC has Excess COD as a result of the discharge of its indebtedness, Holding would have to take the ELA into account as income or gain, which may result in a cash tax payable as a result of the discharge.

Pursuant to the recently enacted American Recovery and Reinvestment Act of 2009, Holding and/or IHC may elect to defer its COD income. As a result of such election, Holding and/or IHC would not exclude their COD income and would not be subject to the reduction of Tax Attributes, each as described in Part A.1.(a). Instead, Holding and/or IHC would recognize the COD income ratably over a 5-year period beginning in 2014. If such election were made, Group and/or Holding would not be required to take into account an ELA as income or gain as a result of the discharge because the applicable subsidiary would not have Excess COD.

(c)	Limitation on NOL Carryforwards and Other Tax Attributes

The Primus Group expects to report an NOL carryforward for U.S. federal income tax purposes of approximately $240 million as of December 31, 2008. The amount of the Primus Group’s consolidated NOL carryovers may be significantly reduced as a result of the reduction of Tax Attributes described above in Part A.1(a). Additionally, the Primus Group’s ability to utilize certain Tax Attributes of the Debtors allocable to periods prior to the Effective Date (collectively, “Pre-Change Losses”) may be subject to limitation pursuant to Section 382 of the Tax Code (“Section 382”) as a result of the change in ownership of the Debtors that will occur upon emergence from bankruptcy, as described below.

(d)	General Section 382 Limitation

In general, when a corporation (or a consolidated group) undergoes an “ownership change” and the corporation does not qualify for (or elects out of) the Bankruptcy Exception discussed below, Section 382 limits the corporation’s ability to utilize its Pre-Change Losses to offset future taxable income. Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., economically accrued but unrecognized) as of the date of the ownership change and that are subsequently recognized. It is anticipated that the Primus Group will undergo an ownership change as a result of the Plan. Further, it is possible the Primus Group will have undergone an ownership change prior to the Effective Date, in which case Section 382 would apply to limit certain Tax Attributes of the Debtors allocable to periods prior to the date of such pre-Effective Date ownership change.

In general, unless the Bankruptcy Exception applies, Section 382 places an annual limitation on a corporation’s use of Pre-Change Losses equal to the product of (i) the fair market value of the stock of the corporation (or, in the case of a consolidated group, the stock of the common parent) immediately before the ownership change (with certain adjustments); and (ii) the highest of the adjusted federal “long-term tax-exempt rates” in effect for any month in the three-calendar-month period ending with the month in which the ownership change occurs (currently 5.49% for ownership changes occurring in February 2009) (the “Annual Limitation”). For a corporation (or consolidated group) in bankruptcy that undergoes a change of ownership pursuant to a confirmed plan, the stock value generally is determined immediately after (rather than before) the ownership change, and certain adjustments to the stock value that ordinarily would apply do not apply.

Unless the Bankruptcy Exception applies, for any taxable year ending after an ownership change, the NOLs that can be used in that year to offset taxable income of a corporation cannot exceed the amount of the Annual Limitation. Any unused Annual Limitation may be carried forward, thereby increasing the Annual Limitation in the subsequent taxable year. However, if the corporation (or the consolidated group) does not continue its historic business or use a significant portion of its assets in a new business for two years after the ownership change, the Annual Limitation resulting from the ownership change is zero.

(e)	Built-in Gains and Losses

Under certain circumstances, Section 382 of the Tax Code also limits the deductibility of certain built-in losses that are recognized during the five years following the date of an ownership change. In particular, subject to a de minimis exception, if a loss corporation (or loss consolidated group or subgroup) has a net unrealized built-in loss at the time of an ownership change (taking into account the difference between the tax basis and value of its assets and its items of “built-in” income and deduction), then any built-in losses recognized during the following five years (up to the amount of the net unrealized built-in loss at the time of the ownership change) generally will be treated as a Pre-Change Loss and will be subject to the Annual Limitation.

Conversely, if the loss corporation (or loss consolidated group or subgroup) has more than a de minimis net unrealized built-in gain at the time of an ownership change, any built-in gains recognized during the following five years (up to the amount of the original net unrealized built-in gain) generally will increase the Annual Limitation in the year recognized, such that the loss corporation (or loss consolidated group or subgroup) would be permitted to use its Pre-Change Losses against such built-in gain income in addition to its regular Annual Limitation.

Although the rules applicable to net unrealized built-in losses generally apply to consolidated groups on a consolidated basis, certain corporations that join the consolidated group within five years prior to the ownership change may not be included in the group computation of net unrealized built-in loss. Nevertheless, such corporations would be taken into account in determining whether the consolidated group has a net unrealized built-in gain.

(f)	Bankruptcy Exception

Section 382 provides an exception to the Annual Limitation for corporations under the jurisdiction of a court in a Title 11 case (the “Bankruptcy Exception”) if shareholders of the debtor immediately before an ownership change and qualified (so-called “historic”) creditors of a debtor receive, in respect of their claims, stock with at least 50 percent of the vote and value of all the stock of the reorganized debtor (or of a controlling corporation if such corporation is also in bankruptcy) pursuant to a confirmed bankruptcy plan of reorganization. For this purpose, a “historic creditor” is a creditor that (i) has held its indebtedness since the date that is at least eighteen months before the date on which the debtor filed its petition with the Bankruptcy Court; or (ii) whose indebtedness arose in the ordinary course of the business of the debtor and is held by the creditor who at all times was the beneficial owner of such claim. In determining whether the Bankruptcy Exception applies, certain holders of claims that own directly or indirectly less than 5 percent of the total fair market value of the debtor’s stock immediately after the ownership change are presumed to have held their claims since the origination of such claims, other than in certain cases where the Debtors have actual knowledge that the creditor has not owned the debt for the requisite period. The Bankruptcy Exception applies to a reorganized debtor if these requirements are satisfied unless the debtor files an election for the Bankruptcy Exception not to apply. If the Bankruptcy Exception applies and there is another ownership change of the Debtor within two years after consummation of the bankruptcy plan of reorganization, an Annual Limitation of zero will be imposed on the use of NOLs and built-in losses that remain on the date of the second ownership change.

If a corporation is eligible for and applies the Bankruptcy Exception, its Pre-Change Losses will not be subject to the Annual Limitation. However, the amount of its Pre-Change Losses that may be carried over to a post-ownership change year must be reduced by the amount of interest payments made during the taxable year of the ownership change (up to the date of the ownership change) and the three preceding taxable years in respect of indebtedness that was exchanged for stock pursuant to the bankruptcy reorganization.

Even if the Debtors qualify for the Bankruptcy Exception, they may elect for it not to apply and instead remain subject to the Annual Limitation described above. This election would have to be made on the Primus Group’s consolidated U.S. federal income tax return for the taxable year in which the ownership change occurs. The determination of the application of the Bankruptcy Exception is fact specific, and the existing statutes, regulations, and other authorities are ambiguous with respect to the application of the Bankruptcy Exception to consolidated groups where indebtedness exists at both the parent and subsidiary levels. The Debtors have not yet determined whether they will be eligible for the Bankruptcy Exception, and if they are, whether they would make the election not to have the Bankruptcy Exception apply.

(g)	Federal Alternative Minimum Tax

In general, a federal alternative minimum tax (“AMT”) of 20% is imposed on a corporation’s alternative minimum taxable income if such tax exceeds the corporation’s regular federal income tax. In computing taxable income for AMT purposes, certain tax deductions and other beneficial allowances are modified or eliminated. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular federal income tax purposes by applying NOL carryforwards, only 90% of the corporation’s taxable income for AMT purposes may be offset by available NOL carryforwards (as computed for AMT purposes). Any AMT that a corporation pays generally will be allowed as a nonrefundable credit against its regular federal income tax liability in future years when the corporation is no longer subject to the AMT. In addition, if a corporation (or a consolidated group) undergoes an “ownership change” within the meaning of Section 382 of the Tax Code and has a net unrealized built-in loss on the date of the ownership change, the corporation’s (or group’s) aggregate tax basis in its assets is reduced for certain AMT purposes to the fair market value of the assets on the ownership change date.

2. U.S. Federal Income Tax Consequences to Claimholders

The U.S. Federal income tax consequences to Holders of Claims or Interests arising from the distributions to be made in satisfaction of their claims pursuant to the Plan may vary, depending upon, among other things: (a) the type of consideration received by the Holder of a Claim or Interest in exchange for the Claim or Interest; (b) the nature of the indebtedness owed to it; (c) whether the Holder has previously claimed a bad debt or worthless security deduction in respect of its Claim or Interest; (d) whether such Claim or Interest constitutes a security; (e) whether the Holder of a Claim or Interest is a citizen or resident of the United States for tax purposes, or otherwise subject to U.S. Federal income tax on a net income basis; (f) whether the Holder of a Claim or Interest reports income on the accrual or cash basis; and (g) whether the Holder of a Claim or Interest receives distributions under the Plan in more than one taxable year. For tax purposes, the modification of a Claim or Interest may represent an exchange of the Claim or Interest for a new Claim or Interest, even though no actual transfer takes place. In addition, where gain or loss is recognized by a Holder of a Claim or Interest, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the Holder, whether the Claim or Interest constitutes a capital asset in the hands of the Holder and how long the Claim or Interest has been held or is treated as having been held, whether the Claim or Interest was acquired at a market discount, and whether and to what extent the Holder previously claimed a bad debt or worthless stock or securities deduction with respect to the underlying Claim or Interest. A Holder who purchased its Claim or Interest from a prior holder at a market discount may be subject to the market discount rules of the Tax Code. Under those rules, assuming that the Holder has made no election to amortize the market discount into income on a current basis, any gain recognized on the exchange of its Claim or Interest (subject to a de minimis rule) generally would be characterized as ordinary income to the extent of the accrued market discount on such Claim or Interest as of the date of the exchange.

(a)	Accrued but Unpaid Interest

In general, to the extent a holder of a debt instrument receives property in satisfaction of interest accrued during the holding period of such instrument, such amount will be taxable to the holder as interest income (if not previously included in the holder’s gross income). Conversely, such a holder generally recognizes a deductible loss to the extent that any accrued interest or amortized original issue discount was previously included in its gross income and is not paid in full. Holders of Claims are urged to consult their own tax advisors regarding the particular U.S. federal income tax consequences to them of the treatment of accrued but unpaid interest, as well as the character of any loss claimed with respect to accrued but unpaid interest previously included in gross income.

The extent to which property received by a holder of a debt instrument will be attributable to accrued but unpaid interest is unclear. Pursuant to the Plan, all distributions or transfers in respect of any Claim or Interest will be allocated first to the principal amount of such Claim or Interest and thereafter to accrued but unpaid interest, if any. However, there is no assurance that such allocation will be respected by the IRS for U.S. Federal income tax purposes.

Each Holder of a Claim or Interest is urged to consult its tax advisor regarding the allocation of consideration and the deductibility of previously included unpaid interest and original issue discount for tax purposes.

(b)	Definition of Securities

The tax treatment of Holders of Holding First Lien Secured Term Loan Claims, IHC Second Lien Note Claims, Holding Notes Claims, and Group Notes Claims will depend in part on whether such Claims constitute “securities” for U.S. Federal income tax purposes.

Whether an instrument constitutes a “security” for United States Federal income tax purposes is determined based on all of the facts and circumstances. Certain authorities have held that an important factor is the length of the initial term of the debt instrument. These authorities generally have indicated that an initial term of less than five years is evidence that the instrument is not a security, whereas an initial term of ten years or more is evidence that it is a security. There are numerous other factors that may be taken into account in determining whether a debt instrument is a security, including, but not limited to, whether repayment is secured, the level of creditworthiness of the obligor, whether or not the instrument is subordinated, whether the holders have the right to vote or otherwise participate in the management of the obligor, whether the instrument is convertible into an equity interest, whether payments of interest are fixed, variable or contingent and whether such payments are made on a current basis or are accrued.

(c)	Holding First Lien Secured Term Loan Claims

(i)	Exchange of Holding First Lien Secured Term Loan Claims for Modified Term Loan Notes

The following discussion applies if, on the Effective Date, the terms of the Holding First Lien Secured Term Loan are modified as described in the Holding First Lien Secured Term Loan Term Sheet attached to the Disclosure Statement as Appendix G, and as documented by the Holding First Lien Secured Term Loan Amendment attached hereto as Exhibit 5.3 (the “Modified Term Loan Notes”).

The tax treatment of the exchange of Holding First Lien Secured Term Loan Claims for Modified Term Loan Notes will depend on whether the exchange of Holding First Lien Secured Term Loan Claims for the Modified Term Loan Notes is treated as a “significant modification” of the current debt for U.S. federal income tax purposes and whether the Holding First Lien Secured Term Loan Claims and the Modified Term Loan Notes constitute “securities” for U.S. federal income tax purposes. Generally, a modification is a significant modification only if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. A change in yield, however, is a significant modification if the yield varies from the annual yield of the unmodified instrument by more than the greater of 1/4 of one percent or 5 percent of the annual yield of the unmodified debt instrument. Because the yield of the Modified Term Loan Notes varies by more than the prescribed threshold, the Debtors believe the exchange of the Holding First Lien Secured Term Loan Claims for the Modified Term Loan Notes should constitute a significant modification.

Thus, if the exchange is not a recapitalization where both the Holding First Lien Secured Term Loan Claims and the Modified Term Loan Notes constitute securities, except as discussed above with respect to accrued but unpaid interest and market discount, a Holder holding a Holding First Lien Secured Term Loan Claim as a capital asset generally would recognize capital gain or loss equal to the difference, if any, between the Holder’s adjusted tax basis in its Claim on the Effective Date and the “issue price” of the Modified Term Loan Notes received in exchange therefor. Such gain or loss will be long-term capital gain or loss if the Holder’s holding period for its Claim is more than one year on the Effective Date. A Holder’s tax basis in its Modified Term Loan Notes should be equal to its issue price. A Holder’s holding period for the Modified Term Loan Notes will begin on the day following the Effective Date.

For U.S. federal income tax purposes, the “issue price” of the Modified Term Loan Notes (the “New Notes”) depends on whether the New Notes or the Holding First Lien Secured Term Loan (the “Old Notes”) are deemed to be “publicly traded.” The New Notes or the Old Notes will be treated as publicly traded if, at any time during the 60-day period ending 30 days after the issue date of the New Notes, the New Notes or the Old Notes are or were, as the case may be, “traded on an established market” within the meaning of the applicable Regulations. In general, a debt instrument will be treated as publicly traded if it is listed on a major securities exchange, appears on a system of general circulation that provides a reasonable basis to determine fair market value or otherwise is readily quotable by dealers, brokers or traders. Whether the Old Notes or New Notes are publicly traded will depend on the facts and circumstances at the time of the exchange.

If the New Notes are publicly traded within the meaning of the applicable Regulations, the issue price of the New Notes will be the fair market value of the New Notes on the date of issuance. If the New Notes are not publicly traded but the Old Notes are publicly traded, then the issue price of the New Notes will be the fair market value of the Old Notes exchanged therefor. If neither the Old Notes nor the New Notes are publicly traded, then the issue price of the New Notes will equal their stated principal amount.

If the Holding First Lien Secured Term Loan Claims and the Modified Term Loan Notes are both treated as “securities” for U.S. federal income tax purposes, the exchange of a Holding First Lien Secured Term Loan Claim for the Modified Term Loan Notes would be treated as a “recapitalization” for U.S. federal income tax purposes. Consequently, except as discussed above with respect to accrued but unpaid interest and market discount, a Holder would not recognize gain or loss as a result of such exchange, the tax basis for the Modified Term Loan Notes received in such an exchange would equal the Holder’s adjusted tax basis in its Claim immediately before the exchange, and the Holder’s holding period with respect to its Modified Term Loan Notes received in the exchange would include the holding period for the Claim surrendered in exchange therefor.

(ii)	Original Issue Discount and Payable in Kind Interest

Because the Modified Term Loan Notes will provide that, at its option, Holding may pay a portion of the interest on the Modified Term Loan by issuing additional Modified Term Loan Notes, the Modified Term Loan Notes will have original issue discount for U.S. federal income tax purposes. Further, if the issue price of the Modified Term Loan Notes is less than the “stated redemption price at maturity” of such Notes by more than a de minimis amount, holders will be considered to have purchased such Notes with original issue discount. Consequently, holders will be required to include original issue discount in ordinary income for one or both reasons over the period that they hold the Modified Term Loan Notes in accordance with a constant yield to maturity method. As a result, holders may have taxable interest income in excess of the amount of cash they receive in a taxable year.

In general, a holder of a Modified Term Loan Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary income the sum of the “daily portions” of original issue discount on such Modified Term Loan Note for all days during the taxable year that the holder owns such Modified Term Loan Note. The daily portions of original issue discount are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. Accrual periods may be of any length and may vary in length over the term of the Modified Term Loan Notes, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of original issue discount on a Modified Term Loan Note allocable to each accrual period equals the product of the “adjusted issue price” of the Modified Term Loan Notes at the beginning of the accrual period and the yield to maturity of such Note, less the amount of any qualified stated interest allocable to the accrual period. The adjusted issue price of a Modified Term Loan Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all cash payments made with respect to such Note, other than payments of qualified stated interest, in all prior accrual periods. The yield to maturity of a Modified Term Loan Note is the discount rate that causes the present value of all principal and interest payments on such Note as of its issue date to equal the issue price of such Note, which is discussed above.

For purposes of determining the yield to maturity, if the issue price of the Modified Term Loan Notes is equal to or greater than the stated principal amount, a holder must assume that Holding will not exercise the option to issue additional Modified Term Loan Notes, except in respect of any period in which Holding has actually elected to pay a portion of the interest by issuing additional Modified Term Loan Notes. If for any interest payment period Holding pays the interest entirely in cash on the Modified Term Loan Notes, a holder will not be required to adjust its original issue discount inclusions. If for any interest payment period Holding exercises its option to pay a portion of the interest by issuing additional Modified Term Loan Notes, a holder of a Modified Term Loan Note will be required to adjust its calculation for determining the amount of original issue discount it must include in gross income during future periods by treating such Note as if, on the date of such exercise, such Note had been retired and then reissued for an amount equal to its adjusted issue price on such date, and by recalculating the yield to maturity of the reissued Note by treating the amount of interest paid in-kind that increased the principal amount of such Notes (and of any prior interest paid in-kind that increased the principal amount of such Notes) as a payment that will be made on the maturity date of such reissued Note.

For purposes of determining the yield to maturity, if the issue price of the Modified Term Loan Notes is less than the stated principal amount, Holding is deemed to exercise whichever option (i.e., payment of interest in cash or in kind) minimizes the yield on the Modified Term Loan Notes. If payment of a portion of the interest in kind minimizes the yield on the Modified Term Loan Notes, Holding is presumed to do so. If payment of interest in cash reduces the yield on the Modified Term Loan Notes, Holding is presumed to do so. If Holding does not pay interest in accordance with the presumption (for example, Holding pays a potion of the interest in kind when it is presumed to pay interest in cash), the Modified Term Loan Notes would need to retested to determine whether yield would still be minimized by Holding paying interest in accordance with the presumption.

If for any interest payment period Holding is presumed to pay interest in cash but instead it exercises its option to pay a portion of the interest by issuing additional Modified Term Loan Notes, a holder of a Modified Term Loan Note will be required to adjust its calculation for determining the amount of original issue discount it must include in gross income during future periods by treating such Note as if, on the date of such exercise, such Note had been retired and then reissued for an amount equal to its adjusted issue price on such date, and by recalculating the yield to maturity of the reissued Note by treating the amount of interest paid in-kind that increased the principal amount of such Notes (and of any prior interest paid in-kind that increased the principal amount of such Notes) as a payment that will be made on the maturity date of such reissued Note. Following the interest payment, the Modified Term Loan Notes would need to retested to determine whether yield would still be minimized by Holding paying interest in cash in accordance with the presumption.

If for any interest payment period Holding is presumed to pay a portion of the interest in kind but instead it pays the interest in cash, to the extent the interest payable in kind is paid in cash by Holding, the Modified Term Loan Notes are treated as if Holding made a pro rata prepayment, which reduces the amount of each payment remaining on the Modified Term Loan Notes. The Modified Term Loan Notes would be treated as consisting of two debt instruments, one that is retired on the interest payment date and one that remains outstanding after the interest payment date. The adjusted issue price, adjusted basis in the hands of the holder, and accrued original issue discount of the original Modified Term Loan Notes would be allocated between the two instruments based on the portion of the original Modified Term Loan Notes treated as retired. The pro rata prepayment and deemed retirement of a portion of the Modified Term Loan Notes may result in gain or loss to a holder of the Modified Term Loan Notes. Following the interest payment, the Modified Term Loan Notes would need to retested to determined whether yield would still be minimized by Holding paying interest in kind in accordance with the presumption.

Each payment made in cash on a Modified Term Loan Note, other than a payment of qualified stated interest, will be treated first as a payment of any accrued original issue discount that has not been allocated to prior payments and second as a payment of principal (which is not includible in income), and no portion of such payments will be treated as prepaid interest. A holder of a Modified Term Loan Note generally is not required to include separately in income cash payments received on such note to the extent such payments constitute payments of previously accrued original issue discount.

If a holder’s initial tax basis in the Modified Term Loan Notes is greater than the issue price of such Notes but less than the stated redemption price at maturity, such holder generally will be considered to have “acquisition premium” with respect to the Modified Term Loan Notes, which may reduce the amount of original issue discount that the holder is required to include in taxable income. The stated redemption price at maturity generally will include all payments of principal and interest under the Modified Term Loan Notes, other than payments of qualified stated interest. Furthermore, if, immediately after the Effective Date, a holder’s initial tax basis in its Modified Term Loan Notes exceeds the stated redemption price at maturity, the Modified Term Loan Notes would be treated as issued with bond premium, and no original issue discount would be required to be included in the gross income of the holder in respect of such Notes. In addition, a holder may elect to amortize the bond premium. Any election to amortize bond premium applies to all taxable debt obligations held at the beginning of the first taxable year to which the election applies or acquired thereafter, and may not be revoked without the consent of the IRS.

Holding will report annually to the IRS and to record holders information with respect to the amount of original issue discount accruing during the calendar year.

(iii)	Sale, Exchange, or Other Taxable Disposition of Modified Term Loan Notes

A holder will generally recognize capital gain or loss upon the sale, exchange, or other taxable disposition of Modified Term Loan Notes in an amount equal to the difference between (x) the amount realized by such holder (less any amount attributable to accrued and unpaid interest not previously included in income, which will be treated as ordinary interest income) and (y) such holder’s adjusted tax basis in the Modified Term Loan Notes. Any such gain or loss will be long-term if the Modified Term Loan Notes have been held for more than one year. The deductibility of capital losses is subject to limitations.

(d)	IHC Second Lien Note Claims

(i)	Exchange of IHC Second Lien Note Claims for New Common Stock

Holders of IHC Second Lien Note Claims may recognize gain or loss on the exchange of such Claims for New Common Stock. Although the tax treatment of the exchange is unclear, the Debtors believe that the exchange of IHC Second Lien Note Claims for New Common Stock likely may not qualify as a tax-free reorganization either because the IHC Second Lien Note Claims are not securities or because the IHC Second Lien Note Claims were issued by IHC and will be exchanged for equity in Group.

If the exchange is not a tax-free reorganization, Holders of IHC Second Lien Note Claims would recognize gain or loss equal to the difference between: (i) the fair market value of the New Common Stock (as of the date such Stock is distributed to the Holder) received in exchange for the IHC Second Lien Note Claims, and (ii) the Holder’s adjusted basis in the portion of the IHC Second Lien Note Claims exchanged for New Common Stock. Such gain or loss should be capital in nature so long as the IHC Second Lien Note Claims are held as capital assets (subject to the market discount rules described above) and should be long-term capital gain or loss if the IHC Second Lien Note Claims were held for more than one year. To the extent that a portion of the New Common Stock received in exchange for the IHC Second Lien Note Claims is allocable to accrued but untaxed interest, the Holder will recognize ordinary income, whether or not the exchange is otherwise tax-free. If gains or losses are recognized, a Holder’s tax basis in the New Common Stock received will equal the fair market value of the New Common Stock on the date the stock is distributed to the Holder, and the Holder’s holding period for the New Common Stock will begin on the day following the Effective Date.

If the exchange of IHC Second Lien Note Claims for New Common Stock were to constitute a tax-free reorganization, Holders of IHC Second Lien Note Claims that are exchanged for New Common Stock would not recognize gain or loss on such exchange, except with respect to the market discount rules and to the extent that the New Common Stock is attributable to accrued but unpaid interest, each as discussed above. A Holder’s tax basis in its New Common Stock would equal its adjusted tax basis in the IHC Second Lien Note Claims surrendered, and the Holder’s holding period for such New Common Stock would include the period during which such Holder held its IHC Second Lien Note Claims.

(ii)	Exchange of IHC Second Lien Note Claims for Modified Second Lien Notes

The tax treatment of the exchange of IHC Second Lien Notes Claims for the Modified Second Lien Notes will depend on whether the exchange of IHC Second Lien Notes for the Modified Second Lien Notes is treated as a “significant modification” of the current debt for U.S. federal income tax purposes and whether the IHC Second Lien Note Claims and the Modified Second Lien Notes constitute “securities” for U.S. federal income tax purposes. As descried above in “Exchange of Holding First Lien Secured Term Loan Claims for Modified Term Loan Notes,” a modification is a significant modification only if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. A modification that changes the timing of payments due under a debt instrument is a significant modification if it results in a material deferral of scheduled payments. The materiality of the deferral depends on all the facts and circumstances, including the length of deferral, the original term of the instrument, the amounts of the payments that are deferred, and the time period between the modification and the actual deferral of payments. Further, a modification that adds or otherwise alters a substantial amount of the collateral for, a guarantee on, or other form of credit enhancement for a recourse debt instrument is a significant modification if the modification results in a change in payment expectations. The Debtors have not yet determined how they intend to treat the exchange.

If the exchange is not a significant modification, the Modified Second Lien Notes should be treated as a continuation of IHC Second Lien Note Claims for U.S. federal income tax purposes, in which case the exchange should have no U.S. federal income tax consequences to Holders of IHC Second Lien Note Claims.

If the exchange is a significant modification (and not a recapitalization where both the IHC Second Lien Note Claims and the Modified Second Lien Notes constitute securities), except as discussed above with respect to accrued but unpaid interest and market discount, a Holder holding an IHC Second Lien Note Claim as a capital asset generally would recognize capital gain or loss equal to the difference, if any, between the Holder’s adjusted tax basis in its Claim on the Effective Date and the “issue price” of the Modified Second Lien Notes received in exchange therefor. Such gain or loss will be long-term capital gain or loss if the Holder’s holding period for its Claim is more than one year on the Effective Date. A Holder’s tax basis in its Modified Second Lien Notes should be equal to its issue price. A Holder’s holding period for the Modified Second Lien Notes will begin on the day following the Effective Date.

As descried above in “Exchange of Holding First Lien Secured Term Loan Claims for Modified Term Loan Notes,” the issue price of the Modified Second Lien Notes depends on whether such Notes or the IHC Second Lien Notes are deemed to be publicly traded. If the Modified Second Lien Notes are publicly traded within the meaning of the applicable Regulations, the issue price of the Modified Second Lien Notes will be the fair market value of the such Notes on the date of issuance. If the Modified Second Lien Notes are not publicly traded but the IHC Second Lien Notes are publicly traded, then the issue price of the Modified Second Lien Notes will be the fair market value of the IHC Second Lien Notes exchanged therefor. If neither the IHC Second Lien Notes nor the Modified Second Lien Notes are publicly traded, then the issue price of the Modified Second Lien Notes will equal their stated principal amount.

If the exchange of IHC Second Lien Note Claims for the Modified Second Lien Notes is treated as a significant modification of such Claims, and the IHC Second Lien Note Claims and the Modified Second Lien Notes are treated as “securities” for U.S. federal income tax purposes, the exchange of an IHC Second Lien Note Claim for the Modified Second Lien Notes would be treated as a “recapitalization” for U.S. federal income tax purposes. Consequently, except as discussed above with respect to accrued but unpaid interest and market discount, a Holder would not recognize gain or loss as a result of such exchange, the tax basis for the Modified Second Lien Notes received in such an exchange would equal the Holder’s adjusted tax basis in its Claim immediately before the exchange, and the Holder’s holding period with respect to its Modified Second Lien Notes received in the exchange would include the holding period for the Claim surrendered in exchange therefor.

(iii)	Original Issue Discount and Payable in Kind Interest

Because the Modified Second Lien Notes will provide that, at its option, IHC may pay a portion of the interest on the Modified Second Lien Notes by issuing additional Modified Second Lien Notes, the Modified Second Lien Notes will have original issue discount for U.S. federal income tax purposes. Further, if the issue price of the Modified Second Lien Notes is less than the “stated redemption price at maturity” of such Notes by more than a de minimis amount, holders will be considered to have purchased such Notes with original issue discount. Consequently, holders will be required to include original issue discount in ordinary income for one or both reasons over the period that they hold the Modified Second Lien Notes in accordance with a constant yield to maturity method. As a result, holders may have taxable interest income in excess of the amount of cash they receive in a taxable year.

In general, a holder of a Modified Second Lien Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary income the sum of the “daily portions” of original issue discount on such Modified Second Lien Note for all days during the taxable year that the holder owns such Modified Second Lien Note. The daily portions of original issue discount are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. Accrual periods may be of any length and may vary in length over the term of the Modified Second Lien Notes, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of original issue discount on a Modified Second Lien Note allocable to each accrual period equals the product of the “adjusted issue price” of the Modified Second Lien Notes at the beginning of the accrual period and the yield to maturity of such Note, less the amount of any qualified stated interest allocable to the accrual period. The adjusted issue price of a Modified Second Lien Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all cash payments made with respect to such Note, other than payments of qualified stated interest, in all prior accrual periods. The yield to maturity of a Modified Second Lien Note is the discount rate that causes the present value of all principal and interest payments on such Note as of its issue date to equal the issue price of such Note, which is discussed above.

For purposes of determining the yield to maturity, if the issue price of the Modified Second Lien Notes is equal to or greater than the stated principal amount, a holder must assume that IHC will not exercise the option to issue additional Modified Second Lien Notes, except in respect of any period in which IHC has actually elected to pay a portion of the interest by issuing additional Modified Second Lien Notes. If for any interest payment period IHC pays the interest entirely in cash on the Modified Second Lien Notes, a holder will not be required to adjust its original issue discount inclusions. If for any interest payment period IHC exercises its option to pay a portion of the interest by issuing additional Modified Second Lien Notes, a holder of a Modified Second Lien Note will be required to adjust its calculation for determining the amount of original issue discount it must include in gross income during future periods by treating such Note as if, on the date of such exercise, such Note had been retired and then reissued for an amount equal to its adjusted issue price on such date, and by recalculating the yield to maturity of the reissued Note by treating the amount of interest paid in-kind that increased the principal amount of such Notes (and of any prior interest paid in-kind that increased the principal amount of such Notes) as a payment that will be made on the maturity date of such reissued Note.

For purposes of determining the yield to maturity, if the issue price of the Modified Second Lien Notes is less than the stated principal amount, a holder must assume that IHC will exercise the option to issue additional Modified Second Lien Notes. To the extent the interest payable in kind on the Modified Second Lien Notes is paid in cash by IHC for any interest payment period, the Modified Second Lien Notes are treated as if IHC made a pro rata prepayment, which reduces the amount of each payment remaining on the Modified Second Lien Notes. The Modified Second Lien Notes would be treated as consisting of two debt instruments, one that is retired on the interest payment date and one that remains outstanding after the interest payment date. The adjusted issue price, adjusted basis in the hands of the holder, and accrued original issue discount of the original Modified Second Lien Notes would be allocated between the two instruments based on the portion of the original Modified Second Lien Notes treated as retired. The pro rata prepayment and deemed retirement of a portion of the Modified Second Lien Notes may result in gain or loss to a holder of the Modified Second Lien Notes.

Each payment made in cash on a Modified Second Lien Note, other than a payment of qualified stated interest, will be treated first as a payment of any accrued original issue discount that has not been allocated to prior payments and second as a payment of principal (which is not includible in income), and no portion of such payments will be treated as prepaid interest. A holder of a Modified Second Lien Note generally is not required to include separately in income cash payments received on such note to the extent such payments constitute payments of previously accrued original issue discount.

If a holder’s initial tax basis in the Modified Second Lien Notes is greater than the issue price of such Notes but less than the stated redemption price at maturity, such holder generally will be considered to have “acquisition premium” with respect to the Modified Second Lien Notes, which may reduce the amount of original issue discount that the holder is required to include in taxable income. The stated redemption price at maturity generally will include all payments of principal and interest under the Modified Second Lien Notes, other than payments of qualified stated interest. Furthermore, if, immediately after the Effective Date, a holder’s initial tax basis in its Modified Second Lien Notes exceeds the stated redemption price at maturity, the Modified Second Lien Notes would be treated as issued with bond premium, and no original issue discount would be required to be included in the gross income of the holder in respect of such Notes. In addition, a holder may elect to amortize the bond premium. Any election to amortize bond premium applies to all taxable debt obligations held at the beginning of the first taxable year to which the election applies or acquired thereafter, and may not be revoked without the consent of the IRS.

IHC will report annually to the IRS and to record holders information with respect to the amount of original issue discount accruing during the calendar year.

(iv)	Sale, Exchange, or Other Taxable Disposition of Modified Second Lien Notes

A holder will generally recognize capital gain or loss upon the sale, exchange, or other taxable disposition of Modified Second Lien Notes in an amount equal to the difference between (x) the amount realized by such holder (less any amount attributable to accrued and unpaid interest not previously included in income, which will be treated as ordinary interest income) and (y) such holder’s adjusted tax basis in the Modified Second Lien Notes. Any such gain or loss will be long-term if the Modified Second Lien Notes have been held for more than one year. The deductibility of capital losses is subject to limitations.

(e)	Holding Notes Claims

Holders of Holding Notes Claims may recognize gain or loss on the exchange of such Claims for New Common Stock and Holding Warrants. Although the tax treatment of the exchange is unclear, the Debtors believe that even if certain of the Holding Notes Claims constitute securities, the exchange of Holding Notes Claims for New Common Stock and Holding Warrants likely may not be a tax-free reorganization because the Holding Notes Claims were issued by Holding and will be exchanged for equity in Group.

If the exchange is not a tax-free reorganization, Holders of Holding Notes Claims recognize gain or loss equal to the difference between: (i) the fair market value of the New Common Stock and Holding Warrants (as of the date such Stock and Holding Warrants are distributed to the Holder) received in exchange for the Holding Notes Claims, and (ii) the Holder’s adjusted basis in the Holding Notes Claims. Such gain or loss should be capital in nature so long as the Holding Notes Claims are held as capital assets (subject to the market discount rules described above) and should be long-term capital gain or loss if the Holding Notes Claims were held for more than one year. To the extent that a portion of the New Common Stock and Holding Warrants received in exchange for the Holding Notes Claims is allocable to accrued but untaxed interest, the Holder may recognize ordinary income. If gains or losses are recognized, a Holder’s tax basis in New Common Stock and Holding Warrants received should equal the fair market value of the New Common Stock and Holding Warrants as of the date such Stock and Holding Warrants are distributed to the Holder, and a Holder’s holding period for New Common Stock and Holding Warrants should begin on the day following the Effective Date.

If the exchange of Holding Notes Claims for New Common Stock and Holding Warrants were to constitute a tax-free reorganization, Holders of Holding Notes Claims that are exchanged for New Common Stock and Holding Warrants should not recognize gain or loss on such exchange, except with respect to the market discount rules and to the extent that the New Common Stock and Holding Warrants are attributable to accrued but unpaid interest, each as discussed above. A Holder’s tax basis in its New Common Stock and Holding Warrants should equal its adjusted tax basis in the Holding Notes Claims surrendered, and the Holder’s holding period for such New Common Stock and Holding Warrants should include the period during which such Holder held its Holding Notes Claims.

(f)	Group Notes Claims

If a Group Notes Claim constitutes a “security,” then a Holder of a Group Notes Claim generally would not recognize any gain or loss as a result of the deemed exchange of such Claim for Group Warrants (except as discussed above with respect to accrued but unpaid interest and market discount). The tax basis of the Group Warrants received in such an exchange generally would equal the Group Notes Claim Holder’s adjusted tax basis in the Claim immediately before the exchange, and the Holder’s holding period with respect to its Group Warrants received in the exchange generally would include the holding period for the Claim surrendered in exchange therefor.

Holders of Group Notes Claims that are not securities may recognize gain or loss equal to the difference between: (i) the fair market value of the Group Warrants (as of the date such Group Warrants are distributed to the Holder) received in exchange for the Group Notes Claims, and (ii) the Holder’s adjusted basis in the Group Notes Claims. Such gain or loss should be capital in nature so long as the Group Notes Claims are held as capital assets (subject to the market discount rules described above) and should be long-term capital gain or loss if the Group Notes Claims were held for more than one year. To the extent that a portion of the Group Warrants received in exchange for the Group Notes Claims is allocable to accrued but untaxed interest, the Holder may recognize ordinary income. If gains or losses are recognized, a Holder’s tax basis in the Group Warrants received should equal the fair market value of the Group Warrants as of the date such Group Warrants are distributed to the Holder, and a Holder’s holding period for the Group Warrants should begin on the day following the Effective Date.

(g)	Old Common Stock Interests

The Plan provides that each Holder of an Old Common Stock Interest will receive such Holder’s pro rata share of the Contingent Value Rights (“CVRs”). The United States federal income tax treatment of a Holder’s exchange of its Old Common Stock Interests for a pro rata share of the CVRs is not clear. Such treatment will depend in part on whether the receipt of such interest is a “closed transaction” or an “open transaction” for United States federal income tax purposes, and in part on whether the CVRs are treated as a right to payment under a contract or as a debt instrument for United States federal income tax purposes. Open transaction treatment will apply only if the fair market value of the CVRs cannot be ascertained at the time of the exchange. Because the amount payable under the CVRs is entirely contingent upon future events that will determine the amount of the recoveries to Holders of Old Common Stock Interests, the CVRs should not be treated as a debt instrument for United States federal income tax purposes.

The Debtors believe and intend to take the position that closed transaction treatment applies and that the CVR is a right to payment under a contract. The IRS is not bound by any position taken by the Debtors, and may characterize the CVR as a debt instrument or otherwise. The IRS may also determine that open transaction treatment, rather than closed transaction treatment, applies to the exchange. If the IRS disagrees with any position taken by the Debtors, the tax treatment to Holders of who receive their respective pro rata shares of the CVRs in exchange for their respective Old Common Stock Interests may be materially different from the closed transaction treatment described below.

Treatment as a Closed Transaction. If a Holder’s exchange of its Old Common Stock Interests for a pro rata share of the CVRs is treated as a closed transaction for United States federal income tax purposes, then, the Holder will generally recognize gain or loss on the exchange equal to the difference between (i) the fair market value of the Holder’s pro rata share of the CVRs on the Effective Date and (ii) the Holder’s adjusted tax basis in its Old Common Stock Interests. Such gain or loss should be capital in nature so long as the Old Common Stock Interests are held as capital assets and should be long-term capital gain or loss if the Old Common Stock Interests were held for more than one year. The Holder’s initial tax basis in its pro rata share of the CVRs will equal its fair market value on the Effective Date. The Holder’s holding period for its pro rata share of the CVRs will begin on the day following the Effective Date.

If a payment is made in the future with respect to the CVRs, each Holder of CVRs will recognize gain in the amount by which the payment (other than the portion characterized as interest as described below) exceeds the Holder’s tax basis in its pro rata share of the CVRs. If no payment is made, or if the payment is less than the Holder’s tax basis in its pro rata share of the CVRs, the Holder will recognize a loss.

Although not free from doubt, any payment made in the future to a Holder of a pro rata share of the CVRs should be treated as a payment under a contract for the sale or exchange of such Holder’s Old Common Stock Interests to which Section 483 of the Tax Code applies. Under Section 483, a portion of the payment made pursuant to the CVRs would be treated as interest, which will be ordinary income to the holders of the CVRs. The interest amount will equal the excess of the amount received over its present value on the date of the exchange, calculated using the applicable federal rate (the “AFR”) as the discount rate. The AFR is a rate reflecting an average of market yields on Treasury debt obligations for different ranges of maturities that is published monthly by the IRS. The maturity range of the relevant AFR will correspond to the period from the date of the exchange to the date the amount is received or deemed received. Each holder of a pro rata share of the CVRs will include Section 483 interest in income using such holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and when fixed, in the case of an accrual method holder). The portion of the payment made pursuant to a holder’s pro rata share of the CVRs that is not treated as interest under Section 483 will be treated as sales proceeds from the exchange of such pro rata share, as discussed above.

In the event that the CVRs are treated as a debt instrument for United States federal income tax purposes, the tax treatment would be as described above except that, instead of including interest income at the time of payment under Section 483, a holder of a pro rata share of the CVRs would be required to include currently an amount in income as interest (based on the yield of “comparable” debt instruments) in advance of the receipt of any cash payment, regardless of the holder’s method of accounting.

Treatment as Open Transaction. If a Holder’s receipt of a pro rata share of the CVRs in exchange for its Old Common Stock Interests is treated as an “open transaction” for United States federal income tax purposes, the Holder would not take such pro rata share of the CVRs into account on the date of the exchange for purposes of determining gain or loss with respect to the exchange. Instead, in such event, the Holder would take no tax basis in its pro rata share of the CVRs, but would be subject to tax as payments with respect to the CVRs are made or deemed made in accordance with the holder’s regular method of accounting. A portion of such payments would be treated as interest income under Section 483 (as discussed above), then as a recovery of basis in its Old Common Stock Interests, and the balance, in general, as capital gain. To the extent that a Holder has unrecovered basis in its Old Common Stock Interests after all payment rights under the CVRs terminate, such unrecovered basis generally will be treated as a capital loss. It is the position of the IRS, as reflected in the applicable Regulations, that only in “rare and extraordinary cases” is the value of property so uncertain that open transaction treatment is available. As noted above, the Debtors intend to take the position that open transaction reporting should not apply with respect to the CVRs. Accordingly, Holders who receive a pro rata share of the CVRs in exchange for their Old Common Stock Interests are urged to consult their tax advisors regarding this issue.

3. Information Reporting and Backup Withholding

Certain payments, including payments of dividends, if any, on the New Common Stock and the proceeds from the sale or other taxable disposition of the New Common Stock, are generally subject to information reporting to the IRS. Moreover, such reportable payments may be subject to backup withholding at a rate of 28% unless the taxpayer: (i) comes within certain exempt categories (for example, corporations are exempt) and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the taxpayer is not subject to backup withholding because of a failure to report all dividend and interest income.

4. Importance of Obtaining Professional Tax Assistance

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES OF THE PLAN ARE IN MANY CASES COMPLEX, UNCLEAR AND UNCERTAIN AND MAY VARY DEPENDING ON A NUMBER OF DIFFERENT FACTORS, INCLUDING A CLAIMHOLDER’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, CLAIMHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

X. FEASIBILITY OF THE PLAN AND BEST INTEREST OF CREDITORS

A.	Feasibility of the Plan

To confirm the Plan, the Bankruptcy Court must find that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors. This requirement is imposed by section 1129(a)(11) of the Bankruptcy Code and is referred to as the “feasibility” requirement. The Debtors believe that they will be able to perform timely all obligations described in the Plan, and, therefore, that the Plan is feasible.

To demonstrate the feasibility of the Plan, the Debtors have prepared financial Projections for Fiscal Years              through             , as set forth in Appendix B attached to this Disclosure Statement. The Projections indicate that the Reorganized Debtors should have sufficient cash flow to pay and service their debt obligations and to fund their operations, as well as operating and financial metrics that should support, if necessary, refinancing of maturing obligations. Accordingly, the Debtors believe that the Plan satisfies the feasibility requirement of section 1129(a)(11) of the Bankruptcy Code. As noted in the Projections, however, the Debtors caution that no representations can be made as to the accuracy of the Projections or as to the Reorganized Debtors’ ability to achieve the projected results. Many of the assumptions upon which the Projections are based are subject to uncertainties outside the control of the Debtors. Some assumptions inevitably will not materialize, and events and circumstances occurring after the date on which the Projections were prepared may be different from those assumed or may be unanticipated, and may adversely affect the Debtors’ financial results. Therefore, the actual results can be expected to vary from the projected results and the variations may be material and adverse. See Section VIII – Risk Factors To Be Considered for a discussion of certain risk factors that may affect financial feasibility of the Plan.

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, THE PRACTICES RECOGNIZED TO BE IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR THE RULES AND REGULATIONS OF THE SEC REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY THE DEBTORS’ INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, SOME OF WHICH IN THE PAST HAVE NOT BEEN ACHIEVED AND WHICH MAY NOT BE REALIZED IN THE FUTURE, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

B.	Acceptance of the Plan

As a condition to confirmation, the Bankruptcy Code requires that each Class of Impaired Claims and Interests vote to accept the Plan, except under certain circumstances.

Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of impaired claims as acceptance by holders of at least two-thirds (2/3) in dollar amount and more than one half ( 1/2) in number of claims in that class, but for that purpose counts only those who actually vote to accept or to reject the plan. Thus, Classes 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, and 6A vote to accept the Plan only if two-thirds (2/3) in amount and a majority in number actually voting in each Class cast their Ballots in favor of acceptance. In accordance with section 1126(d) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, a class of impaired interests accepts or rejects a plan if holders of at least two-thirds (2/3) in dollar amount of interests vote to accept or to reject the plan, counting only those who actually vote to accept or to reject the plan. Thus Class 10(a)A votes to accept the Plan only if two-thirds (2/3) in amount actually voting in the Class cast their votes in favor of the acceptance Holders of Claims or Interests who fail to vote are not counted as either accepting or rejecting the Plan.

C.	Best Interests Test

Even if a plan is accepted by the holders of each class of claims and interests, the Bankruptcy Code requires a Bankruptcy Court to determine that the plan is in the best interests of all holders of claims or interests that are impaired by the plan and that have not accepted the plan. The “best interests” test, as set forth in section 1129(a)(7) of the Bankruptcy Code, requires a Bankruptcy Court to find either that all members of an impaired class of claims or interests have accepted the plan or that the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would recover if the debtor were liquidated under chapter 7 of the Bankruptcy Code.

To calculate the probable distribution to holders of each impaired class of claims and interests if the Debtors were liquidated under chapter 7, a Bankruptcy Court must first determine the aggregate dollar amount that would be generated from a debtor’s assets if its Chapter 11 Cases were converted to chapter 7 cases under the Bankruptcy Code. This “liquidation value” would consist primarily of the proceeds from a forced sale of the debtor’s assets by a chapter 7 trustee.

If a liquidation were to occur in these cases, the costs and expenses associated with a liquidation of the Debtors and their non-debtor operating subsidiaries would materially erode the liquidation value available to unsecured creditors. More specifically, costs of liquidation under chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the debtor in the Chapter 11 Cases (such as compensation of attorneys, financial advisors and accountants) that are allowed in the chapter 7 cases, litigation costs, and claims arising from the operations of the debtor during the pendency of the Chapter 11 Cases. Moreover, such a liquidation would likely lead to market asset value degradation due to the lack of available credit to fund acquisitions as well as the migration of existing customers prior to realization of meaningful recoveries from the sale of assets.

Once the court ascertains the recoveries in liquidation of secured creditors and priority claimants, it must determine the probable distribution to general unsecured creditors and equity security holders from the remaining available proceeds in liquidation. If such probable distribution has a value greater than the distributions to be received by such creditors and equity security holders under the plan, then the plan is not in the best interests of creditors and equity security holders.

D.	Liquidation Analysis

The Bankruptcy Code requires that each holder of an impaired Claim or Interest either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtor were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date.

THE FOLLOWING LIQUIDATION ANALYSIS (THE “ANALYSIS”) HAS BEEN PREPARED BY THE DEBTORS WITH THE ASSISTANCE OF THEIR FINANCIAL ADVISOR, CRT INVESTMENT BANKING LLC (“CRT”), AS AN ESTIMATE OF THE VALUES WHICH MIGHT BE REALIZED BY ALL CLASSES OF CREDITORS IN THE EVENT THE ASSETS OF THE DEBTORS WERE TO BE LIQUIDATED IN CHAPTER 7 PROCEEDINGS UNDER THE BANKRUPTCY CODE. A CHAPTER 7 LIQUIDATION CONSISTS GENERALLY OF THE CESSATION OF BUSINESS, THE IDENTIFICATION AND ASSEMBLY OF ASSETS, AND THE INITIATION OF DISTRESSED OR “FORCED” SALES OF THE DEBTORS’ ASSETS BY A COURT-APPOINTED CHAPTER 7 TRUSTEE, WITH SUBSEQUENT DISTRIBUTION OF THE NET PROCEEDS OF SUCH ASSET DISPOSITIONS TO CREDITORS IN ACCORDANCE WITH STATUTORY PRIORITIES. THIS ANALYSIS HAS BEEN PREPARED ASSUMING THAT THE DEBTORS’ ASSETS, INCLUDING ASSETS OF NON-DEBTOR AFFILIATES, ARE LIQUIDATED. HOWEVER, AS THE MAJORITY OF THE DEBTORS’ ASSETS ARE HELD BY AND OPERATED BY SUBSIDIARIES IN VARIOUS COUNTRIES OUTSIDE THE UNITED STATES, THE LIQUIDATION PROCESS WOULD BE CONDUCTED ACCORDING TO THE APPLICABLE LAWS IN THOSE COUNTRIES, WHICH MAY OR MAY NOT DIFFER FROM THE U.S. CHAPTER 7 PROCESS.

In a forced liquidation of all operating businesses there is the potential for rapid erosion of the customer base and value. Approximately 20% to 25% of the Company’s current revenue stream is from sale of wholesale services to other telecom carriers around the globe. While this business generates low margins and is highly volatile (generally, the contracts with carriers can be terminated immediately and pricing is subject to unilateral change) it as an essential set of relationships that permits the Company to service its wholesale and retail customers globally. In a liquidation scenario this business would shift rapidly to other carriers as there are no barriers to carriers redirecting their traffic to other carriers within a couple of days. The additional effect of such a rapid loss of the wholesale business would be increased costs and resulting declining profitability of the retail business. In a liquidation process seeking to maximize the value of the retail customer base, services would need to be maintained to customers during the sales process. Accordingly, while a general cessation of business in a chapter 7 liquidation is more likely for the domestic holding and operating businesses, it is possible that a more orderly liquidation could occur for certain foreign operating businesses. Likely sales of customer bases would involve a separate process by country and possibly even subsets of the customer bases within countries. A sale of the full business (network and related support) is less likely as it entails a buyer assuming the full cost structure. The more likely scenario is for an existing telecom provider to purchase the customer base that it could reasonably transfer onto its existing network. Thus, disruption of the wholesale business would likely reduce the value of a retail customer base since it would be difficult to service and keep intact that base pending a sale process.

The Liquidation Analysis is based on the estimated book values as of December 31, 2008, adjusted for post-petition financial claims as of the date of the chapter 11 filing.

The proceeds from chapter 7 asset sales and recoveries would be first applied to satisfy the claims of senior secured creditors and the costs and expenses of the chapter 7 case (such as the fees of the trustee, counsel and other professionals including financial advisors and accountants retained by the trustee, asset disposition expenses, litigation costs, and claims arising from the wind-down of operations of the Debtors’ business during the chapter 7 proceedings).

THIS ANALYSIS REPRESENTS THE DEBTORS’ ESTIMATE OF LIQUIDATION VALUES AND RECOVERY PERCENTAGES BASED UPON HYPOTHETICAL LIQUIDATIONS WHEREBY ASSETS ARE CONVERTED INTO CASH. THE DETERMINATION OF THE HYPOTHETICAL PROCEEDS FROM THE LIQUIDATION OF ASSETS IS AN UNCERTAIN PROCESS INVOLVING NUMEROUS UNDERLYING ASSUMPTIONS. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS EMPLOYED IN DETERMINING THE LIQUIDATION VALUE OF THE ASSETS WILL RESULT IN AN ACCURATE ESTIMATION OF SUCH LIQUIDATION VALUES. NEITHER THE DEBTORS NOR CRT MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS WOULD OR WOULD NOT APPROXIMATE THE ASSUMPTIONS CONTAINED HEREIN.

Primus Telecommunications Group, Incorporated

Liquidation Analysis

($000s)

		Hypothetical Recovery
	Estimated Claims(1)	Low		High
Group Debt
Unsecured Debt
12.75% Senior Notes due 10/2009	$14,939	—	0.0%	—	0.0%
3.75% Convertible Senior Notes due 9/2010	34,839	—	0.0%	—	0.0%

Subordinated Debt
8.00% Step-Up Convertible Notes due 8/2009	8,641	—	0.0%	—	0.0%

General Unsecured
Trade Payables / Other Liabilities	1,796	—	0.0%	—	0.0%

Total Group Debt	$60,216	—		—

PTHI Debt
Secured Debt
Term Loan	$96,666	$19,978	20.7%	$73,374	75.9%

Unsecured Debt
8.00% Senior Notes due 1/2014	188,446	—	0.0%	—	0.0%
5.00% Exchangeable Senior Notes due 6/2010	23,612	—	0.0%	—	0.0%

General Unsecured
Trade Payables / Other Liabilities	952	—	0.0%	—	0.0%

Total PTHI Debt	$309,677	$19,978		$73,374

IHC Debt
Secured Debt
14.25% Second Lien Notes due 5/2011	$180,323	$176	0.1%	$7,895	4.4%

General Unsecured
Trade Payables/ Other Liabilities	3,243	—	0.0%	—	0.0%

Total IHC Debt	$183,566	$176		$7,895

PTII Debt
Trade Payables / Other Liabilities	$3,902	—	0.0%	$147	3.8%

Total PTII Debt	$3,902	—		$147

(1)	Financial debt include estimated accrued interest from last payment date until 3/16/09

E.	Valuation of Reorganized Group

The distributions discussed above are the product of extensive negotiations among the Debtors and certain of their creditors, including the Consenting Noteholders. As described in more detail in this Disclosure Statement, prior to the Petition Date the Debtors worked with the Consenting Noteholders to prearrange a financial restructuring that would result in brief chapter 11 cases and a material reduction of debt and interest expense.

At the request of the Debtors, CRT performed a valuation analysis of Reorganized Group. The total enterprise value of Reorganized Group was assumed for the purposes of the Plan by the Debtors, based on advice from CRT, to be between approximately $320 million to $360 million (with a baseline midpoint of $340 million) as of an assumed Effective Date on or about the beginning of July 2009.1 This analysis was based on the Debtors’ financial forecasts, as well as current market conditions and statistics. The values are based upon information available to, and analyses undertaken by, CRT as of April 15, 2009. The foregoing reorganization total enterprise value (ascribed as of the date of this Disclosure Statement) reflects, among other factors discussed below, current financial market conditions and the inherent uncertainty as to the achievement of the financial forecasts.

The foregoing valuations are based on a number of assumptions, including a successful reorganization of the Debtors’ finances in a timely manner without disruption to the business affairs of the non-Debtor operating entities, the achievement of the forecasts reflected in the financial forecasts, the availability of certain tax attributes, the outcome of certain expectations regarding market conditions, and the Plan becoming effective in accordance with its terms. The estimates of value represent hypothetical total enterprise values of Reorganized Group as the continuing operator of its business and assets, and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. The value of an operating business such as the Debtors’ business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business.

In addition to the foregoing, CRT relied upon the following assumptions with respect to the valuation of the Debtors:

•	The Effective Date occurs on or about the beginning of July 2009.

•	The valuation date is as of April 15, 2009.

•	The Debtors are able to recapitalize with adequate liquidity as of the Effective Date.

•	The total debt of the Debtors will be approximately $254 million.

•	The potential value of NOL’s is not included in this valuation.

•

General financial and market conditions, including currency exchange rates, as of the Effective Date will not differ materially from those conditions prevailing as of the date of this Disclosure Statement.

In preparing a range of the estimated total enterprise value of Reorganized Group and the going concern value of the Debtors’ business, CRT: (i) reviewed certain historical financial information of the Debtors for

[2]

The valuation date is as of April 15, 2009. While the Effective Date may occur before or after the valuation date, the Company does not believe that the difference between the assumed Effective Date used in preparing the valuation and the actual Effective Date would have a material impact on the enterprise value of Reorganized Group set forth in the valuation.

recent years and interim periods; (ii) reviewed certain internal financial and operating data of the Debtors, including financial and operational financial forecasts developed by management relating to its business and prospects; (iii) met with certain members of senior management of the Debtors to discuss operations and future prospects; (iv) reviewed the financial forecasts as prepared by the Debtors and CRT; (v) reviewed publicly available financial data; (vi) considered certain economic and industry information relevant to the operating business; and (vii) conducted such other analyses as CRT deemed appropriate. Although CRT conducted a review and analysis of the Debtors’ business, operating assets and liabilities and strategic initiatives being pursued by current management, CRT assumed and relied on the accuracy and completeness of all financial and other information furnished to it by the Debtors and publicly available information. In addition, CRT did not independently verify the assumptions underlying the financial forecasts in connection with such valuation. No independent evaluations or appraisals of the Debtors’ assets were sought or were obtained in connection therewith.

In performing its analysis, CRT used the following valuation methodologies:

•

Discounted Cash Flow Methodology. This valuation technique determines the value today (or present value) of the Debtors’ current and planned strategic initiatives and operations by discounting the expected future cash flows of the Reorganized Debtors at an appropriate discount rate, or cost of capital. The discount rates, growth rates and expected future capital structure used by CRT to arrive at the going concern value of the Debtors’ business were based on the public market valuation of selected public companies deemed generally comparable to the operating businesses of the Debtors and general capital market conditions. In selecting such comparable companies, CRT considered factors such as the focus of the comparable companies’ businesses, geographic locations, assets and capital structures as well as such companies’ current and projected operating performance relative to the Debtors and the turnaround required for the Debtors to perform as projected.

•

Comparable Company Trading Methodology. This valuation technique uses public company trading multiples to determine the approximate range of a company’s total enterprise value by applying the valuation multiples of selected public comparable companies. In selecting such comparable companies, CRT considered factors such as the focus of the comparable companies’ businesses, geographic locations, assets and capital structures as well as such companies’ current and projected operating performance relative to the Debtors.

An estimate of total enterprise value is not entirely mathematical, but rather it involves complex considerations and judgments concerning various factors that could affect the value of an operating business. Moreover, the value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. As a result, the estimate of total enterprise value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. Because such estimates are inherently subject to uncertainties, none of the Company, CRT or any other person assumes responsibility for their accuracy. Depending on the results of the Debtors’ operations or changes in the financial markets, CRT’s valuation analysis as of the Effective Date may differ from that disclosed herein.

Specifically, CRT’s valuation analysis is affected by the current global economic crisis. Among the factors that must be taken into account in this historic downturn are frozen credit markets, historically low consumer confidence, a U.S. housing market that continues to search for a bottom, falling commodity prices, and unprecedented government action designed to prevent a systemic collapse. These factors can have an impact on traditional valuation methods. For example, the Discounted Cash Flow Methodology is impacted by unpredictable discount rates and refinancing availability caused by decreased liquidity, as well as markets that potentially value comparable companies below the value that would be expected in more normalized economic times. These factors similarly affect the Comparable Company Trading Methodology, in that trading multiples traditionally used in certain industries are less certain in the current macroeconomic climate. Lack of liquidity has made it difficult to sell certain businesses at any EBITDA multiple, further hindering such analysis. Essentially, the dislocation in the worldwide macroeconomic environment has caused a marked downward adjustment in asset valuations corresponding with the increased uncertainty in the global capital markets.

In addition, the valuation of newly issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holdings of prepetition creditors, some of which may prefer to liquidate their investment rather than hold it on a long-term basis, and other factors that generally influence the prices of securities. Actual market prices of such securities also may be affected by the Debtors’ history in chapter 11, conditions affecting the Debtors’ competitors or the industry generally in which the Debtors participate or by other factors not possible to predict. Accordingly, the total enterprise value estimated by CRT does not necessarily reflect, and should not be construed as reflecting, values that will be attained in the public or private markets. The value ascribed in the analysis does not purport to be an estimate of the post reorganization market trading value. Such trading value may be materially different from the total enterprise value ranges associated with CRT’s valuation analysis. Indeed, there can be no assurance that a trading market will develop for the new securities issued pursuant to the reorganization.

The distributions provided under the Plan are largely the product of extensive negotiations among the Debtors and certain of their creditors, including the Consenting Noteholders. As described in more detail in this Disclosure Statement, prior to the Petition Date the Debtors worked with the Consenting Noteholders to prearrange a financial restructuring that would result in brief chapter 11 cases and a material reduction of debt and debt service. As a result of these negotiations, the parties reached agreement with respect to the reinstatement of a portion of the IHC Second Lien Notes and allocating 50% of the New Common Stock of Reorganized Group to holders of IHC Second Lien Notes and the other 50% of the New Common Stock of Reorganized Group to holders of Holding Notes. The implied enterprise value of Reorganized Group that would result in the payment in full of the IHC Second Lien Notes Claims is $375 million. This negotiated enterprise value was reached as a result of arm’s-length negotiations between sophisticated parties with a direct financial interest in the resulting outcome. As a result, in estimating potential recoveries under the Plan, the Debtors have used the midpoint of the CRT enterprise valuation, or $340 million, as the basis for the low point in the recovery range, and have used the implied enterprise value of $375 million as the basis for the high point in the recovery range.

F.	Application of the ‘Best Interests’ of Creditors Test to the Liquidation Analyses and the Valuation

It is impossible to determine with any specificity the value each Holder of an IHC Second Lien Note Claim, Holding Notes Claim, or Group Notes Claim will receive as a percentage of its Allowed Claim. The difficulty in estimating the value of recoveries for such holders is due to, among other things, the lack of any public market for the New Common Stock.

Notwithstanding the difficulty in quantifying recoveries with precision, the Debtors believe that the financial disclosures and projections contained in this Disclosure Statement imply a greater or equal recovery to holders of IHC Second Lien Note Claims, Holding Notes Claims, or Group Notes Claims than the recovery available in a Chapter 7 liquidation. Accordingly, the Debtors believe that the “best interests” test of section 1129 of the Bankruptcy Code is satisfied.

G.	Confirmation Without Acceptance of All Impaired Classes: The ‘Cramdown’ Alternative

In view of the deemed rejection by Holders of Class 10(b)A Other Interests and Class 10(c)A Subordinated Claims, the Debtors will seek confirmation of the Plan pursuant to the “cramdown” provisions of the Bankruptcy Code. Specifically, section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if the plan is not accepted by all impaired classes, as long as at least one impaired class of claims has accepted it. The Bankruptcy Court may confirm a plan at the request of the debtors if the plan “does not discriminate unfairly” and is “fair and equitable” as to each impaired class that has not accepted the plan. A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated equally with respect to other classes of equal rank.

The Debtors believe the Plan does not discriminate unfairly with respect to Holders of Class 10(b)A Other Interests and Class 10(c)A Subordinated Claims. Holders of Claims and Interests in Classes 10(b)A and 10(c)A will not receive any distribution under the Plan, and Classes 10(b)A and 10(c)A are not entitled to payment under the absolute priority rule until all senior creditors have been paid in full.

A plan is fair and equitable as to a class of unsecured claims which rejects a plan if the plan provides (i) for each holder of a claim included in the rejecting class to receive or to retain on account of that claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (ii) that the holder of any claim or interest that is junior to the claims of such class will not receive or retain on account of such junior claim or interest any property at all.

A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides (i) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (ii) that the holder of any interest that is junior to the interests of such class will not receive or retain under the plan on account of such junior interest any property at all.

The Debtors believe that they will meet the “fair and equitable” requirements of section 1129(b) of the Bankruptcy Code with respect to Holders of Class 10(b)A Other Interests and Class 10(c)A Subordinated Claims. No Claim or Interest Holder junior to Holders in Classes 10(b)A or 10(c)A is receiving any recovery pursuant to their Claim or Interest, thereby satisfying section 1129(b) with respect to Classes 10(b)A and 10(c)A. While Class 9A, 9B, 9C, and 9D Equity Interests in the Debtors’ Subsidiaries are being reinstated pursuant to an agreement to distribute membership interests in the Reorganized Debtors, that treatment is not on account of the Claims or interests of Classes 9A, 9B, 9C, and 9D. The agreement was formulated pursuant to discussions with the Consenting Noteholders, and reflects their interest in the future corporate structure of the Debtors. Thus, the treatment of Classes 9A, 9B, 9C, and 9D is not being made on account of the claims of that class, but upon the wishes of the Consenting Noteholders.

H.	Retention of Jurisdiction

Pursuant to sections 105(c) and 1142 of the Bankruptcy Code and notwithstanding entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court will retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

(a) allow, disallow, determine, liquidate, classify, estimate, or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim or Priority Tax Claim and the resolution of any objections to the allowance or priority of Claims or Interests;

(b) grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan for periods ending on or before the Effective Date;

(c) resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which any Debtor is a party or with respect to which any Debtor or the Reorganized Debtor may be liable and to hear, determine, and, if necessary, liquidate any Claims arising therefrom;

(d) ensure that distributions to Holders of Claims and Interests are accomplished pursuant to the provisions of the Plan and the Bankruptcy Code;

(e) decide or resolve any motions, adversary proceedings, contested, or litigated matters and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date;

(f) enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, this Disclosure Statement, or the Confirmation Order;

(g) resolve any cases, controversies, suits, or disputes that may arise in connection with the consummation, interpretation, or enforcement of the Plan or any contract, instrument, release, or other agreement or document that is executed or created pursuant to the Plan, or any entity’s rights arising from or obligations incurred in connection with the Plan or such documents, including but not limited to payment of fees and expenses of the Indenture Trustees;

(h) approve any modification of the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code or approve any modification of this Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, this Disclosure Statement or the Confirmation Order, or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, this Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, this Disclosure Statement, or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan;

(i) hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 330, 331, 503(b), 1103, and 1129(c)(9) of the Bankruptcy Code, which shall be payable by the Debtors only upon allowance thereof pursuant to an order entered by the Bankruptcy Court, provided, however, that the fees and expenses of the Reorganized Debtors, incurred after the Effective Date, including counsel fees, may be paid by the Reorganized Debtors in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

(j) issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation, or enforcement of the Plan or the Confirmation Order;

(k) hear and determine Causes of Action by or on behalf of the Debtors or the Reorganized Debtors;

(l) hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

(m) enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason or in any respect modified, stayed, reversed, revoked, or vacated, or distributions pursuant to the Plan are enjoined or stayed;

(n) determine any other matters that may arise in connection with or relate to the Plan, this Disclosure Statement, the Confirmation Order, or any contract, instrument, release, or other agreement, or document created in connection with the Plan, this Disclosure Statement or the Confirmation Order;

(o) enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered in connection with the Chapter 11 Cases;

(p) hear and determine all matters related to (i) the property of the Estates from and after the Confirmation Date and (ii) the activities of the Reorganized Debtors;

(q) hear and determine disputes with respect to compensation of the Reorganized Debtors’ professional advisors;

(r) hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under the Bankruptcy Code;

(s) hear and determine any issue relating to the injunction under Section 13.10 of the Plan; and

(t) enter an order closing the Chapter 11 Cases.

XI. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

The Debtors believe that the Plan affords Holders of Claims and Interests the potential for the greatest recovery and, therefore, is in the best interests of such Holders. The Plan as presented is the result of extensive negotiations among the Debtors and the Consenting Noteholders.

If, however, the requisite acceptances are not received, or the Plan is not confirmed and consummated, the theoretical alternatives include: (i) formulation of an alternative plan of reorganization or (ii) liquidation of the Debtors under chapter 7 or 11 of the Bankruptcy Code.

A.	Alternative Plan(s) of Reorganization

If the requisite acceptances are not received or if the Plan is not confirmed, the Debtors may attempt to formulate and to propose a different plan or plans of reorganization. Such a plan or plans might involve either a reorganization and continuation of the Debtors’ businesses or an orderly liquidation of assets, or a combination of both.

The Debtors’ business could suffer from increased costs, erosion of customer confidence and liquidity difficulties if they remained debtors in possession during a lengthy chapter 11 process while trying to negotiate a plan of reorganization.

The Debtors believe that the Plan, which is the result of extensive negotiations between the Debtors and the Consenting Noteholders, enables Holders of Claims and Interests to realize the greatest possible value under the circumstances and that, compared to any later alternative plan of reorganization, the Plan has the greatest chance to be confirmed and consummated.

B.	Liquidation Under Chapter 7 or Chapter 11

If no plan is confirmed, the Debtors may be forced to liquidate under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate the Debtors’ assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective Holders of Claims against or Interests in the Debtors.

The Debtors believe that in a liquidation under chapter 7, before creditors received any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the Debtors’ Estates. Outstanding letters of credit which would otherwise not be drawn would be drawn. The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations and the failure to realize the greater going concern value of the Debtors’ assets.

The Debtors could also be liquidated pursuant to the provisions of a chapter 11 plan of reorganization. In a liquidation under chapter 11, the Debtors’ assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7. Thus, a chapter 11 liquidation might result in larger recoveries than in a chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a chapter 11 case, expenses for professional fees could be lower than in a chapter 7 case, in which a trustee must be appointed. Any distribution to the Holders of Claims under a chapter 11 liquidation plan probably would be delayed substantially.

Although preferable to a chapter 7 liquidation, the Debtors believe that any alternative liquidation under chapter 11 is a much less attractive alternative to Holders of Claims and Interests than the Plan because of the greater return the Debtors believe is provided to creditors under the Plan, particularly given the current global economic situation, depressed asset valuations, and the lack of availability of credit to potential acquirers of assets.

XII. THE SOLICITATION; VOTING PROCEDURE

A.	Parties in Interest Entitled to Vote

In general, a holder of a claim or interest may vote to accept or to reject a plan if (a) the claim or interest is “allowed,” which means generally that no party in interest has objected to such claim or interest and (b) the claim or interest is “impaired” by the plan.

Under Section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be “impaired” under a plan unless (i) the plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

If, however, the holder of an impaired claim or interest will not receive or retain any distribution under the plan on account of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan and, accordingly, holders of such claims and interests do not actually vote on the plan. If a claim or interest is not impaired by the plan, the Bankruptcy Code deems the holder of such claim or interest to have accepted the plan and, accordingly, holders of such claims and interests are not entitled to vote on the plan.

B.	Classes Entitled to Vote to Accept or to Reject the Plan

Holders of Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, and 10(a)A Claims or Interests are entitled to vote to accept or to reject the Plan. By operation of law, each unimpaired Class of Claims or Interests is deemed to have accepted the Plan and each impaired Class of Claims or Interests that will receive nothing under the Plan is deemed to have rejected the Plan and, therefore, the Holders of Claims or Interests in such Classes are not entitled to vote to accept or to reject the Plan. Consequently, Classes 1A, 1B, 1C, 1D, 2A, 2B, 2C, 2D, 7A, 7B, 7C, 7D, 8A, 8B, 8C, 8D, 9A, 9B, 9C, and 9D are deemed to have accepted the Plan and Classes 10(b)A and 10(c)A are deemed to have rejected the Plan; and, therefore, none of the Holders of Claims or Interests in such Classes are entitled to vote to accept or to reject the Plan.

C.	Waivers of Defects, Irregularities, Etc.

Unless otherwise directed by the Bankruptcy Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawal of ballots will be determined by the Voting Agent and the Debtors in their sole discretion, which determination will be final and binding. As indicated below under “Withdrawal of Ballots; Revocation,” effective withdrawals of ballots must be delivered to the Voting Agent prior to the Voting Deadline. The Debtors reserve the absolute right to contest the validity of any such withdrawal. The Debtors also reserve the right to reject any and all ballots not in proper form, the acceptance of which would, in the opinion of the Debtors or their counsel, be unlawful. The Debtors further reserve the right to waive any defects or irregularities or conditions of delivery as to any particular ballot. The interpretation (including the ballot and the respective instructions thereto) by the Debtors, unless otherwise directed by the Bankruptcy Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of ballots must be cured within such time as the Debtors (or the Bankruptcy Court) determine. Neither the Debtors nor any other Person will be under any duty to provide notification of defects or irregularities with respect to deliveries of ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Bankruptcy Court, delivery of such ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

D.	Withdrawal of Ballots; Revocation

Any party who has delivered a valid ballot for the acceptance or rejection of the Plan may withdraw such acceptance or rejection by delivering a written notice of withdrawal to the Voting Agent at any time prior to the Voting Deadline. To be valid, a notice of withdrawal must (i) contain the description of the Claim(s) to which it relates and the aggregate principal amount represented by such Claim(s), (ii) be signed by the withdrawing party in the same manner as the ballot being withdrawn, (iii) contain a certification that the withdrawing party owns the Claim(s) and possesses the right to withdraw the vote sought to be withdrawn, and (iv) be received by the Voting Agent in a timely manner at Financial Balloting Group, LLC, Attention: Primus Ballot Tabulation, 757 Third Avenue, 3rd Floor, New York, New York, 10017. The Debtors intend to consult with the Voting Agent to determine whether any withdrawals of ballots were received and whether the requisite acceptances of the Plan have been received. As stated above, the Debtors expressly reserve the absolute right to contest the validity of any such withdrawals of ballots.

Unless otherwise directed by the Bankruptcy Court, a purported notice of withdrawal of ballots which is not received in a timely manner by the Voting Agent will not be effective to withdraw a previously cast ballot.

Any party who has previously submitted to the Voting Agent prior to the Voting Deadline a properly completed ballot may revoke such ballot and change his or its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent properly completed ballot for acceptance or rejection of the Plan. In the case where more than one timely, properly completed ballot is received, only the ballot which bears the latest date will be counted for purposes of determining whether the requisite acceptances have been received.

E.	Special Instructions for Holders of Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, and 10(a)A Claims or Interests

If you are the Holder of any Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, or 10(a)A Claim or Interest, or if you are acting on behalf of the Holder of any of such Claims or Interests, please carefully review the special instructions that accompany your ballot. If you have any questions, please contact the Voting Agent.

The Voting Record Date for determining which Holders of IHC Second Lien Notes, Holding Notes, Group Notes, and Old Common Stock are entitled to vote on the Plan is [            ], 2009. The Indenture Trustee for the IHC Second Lien Notes, Holding Notes, and Group Notes will not vote on behalf of the Holders of such notes. Holders must submit their own ballots.

1.	Beneficial Owners

A beneficial owner holding IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock as record holder in its own name may vote using either a master ballot or a beneficial owner ballot. The ballot must be completed, signed and returned to the Voting Agent on or before the Voting Deadline using the self-addressed, postage-paid envelope provided.

A beneficial owner holding IHC Second Lien Notes, Holding Notes, Group Notes, and Old Common Stock in “street name” through a nominee may vote on the Plan by one of the following two methods (as selected by such beneficial owner’s nominee). See Article XII.E.2.

(a)	Complete and sign the beneficial owner ballot provided by the nominee. Return the ballot to the nominee as promptly as possible and in sufficient time to allow such nominee to process the ballot and return it to the Voting Agent by the Voting Deadline. If no self-addressed, postage-paid envelope was provided by the nominee, contact the nominee for instructions; or

(b)	If the nominee provides a pre-validated beneficial owner ballot (as described below), complete the pre-validated ballot and return it to the Voting Agent by the Voting Deadline using the return envelope provided in the Solicitation Package.

Any beneficial owner ballot returned to a nominee by a beneficial owner will not be counted for purposes of acceptance or rejection of the Plan unless such nominee properly completes and delivers to the Voting Agent either the beneficial owner ballot or a master ballot that reflects the vote of such beneficial owner.

If any beneficial owner owns IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock through more than one nominee, such beneficial owner may receive multiple mailings containing beneficial owner ballots. The beneficial owner should execute a separate ballot for each block of IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock that it holds through any particular nominee and return each ballot to the respective nominee in the envelope provided therewith. Beneficial owners who execute multiple ballots with respect to IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock held through more than one nominee must indicate on each ballot the names of ALL such other nominees and the additional amounts of such IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock so held and voted. If a beneficial owner holds a portion of the IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock through a nominee and another portion as a record holder, the beneficial owner should follow the procedures described in subparagraph (1)(a) above to vote the portion held of record and the procedures described in subparagraph (1)(b) above to vote the portion held through a nominee.

2.	Nominees

A nominee that on the Voting Record Date is the registered holder of IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock for a beneficial owner can obtain the votes of the beneficial owners of such IHC Second Lien Notes, Holding Notes, or Group Notes, consistent with customary practices for obtaining the votes of securities held in “street name,” in one of the following two ways:

(a)	The nominee may “pre-validate” a beneficial owner ballot by (i) signing the ballot; (ii) indicating on the ballot the name of the registered holder, the amount of IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock held by the nominee for the beneficial owner, and the account numbers for the accounts in which such IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock are held by the nominee; and (iii) forwarding such ballot, together with this Disclosure Statement, return envelopec and other materials requested to be forwarded, to the beneficial owner for voting. The beneficial owner must then complete the information requested in the ballot and return the ballot directly to the Voting Agent in the pre-addressed, postage-paid envelope so that it is RECEIVED by the Voting Agent before the Voting Deadline. A list of the beneficial owners to whom “pre-validated” beneficial owner ballots were delivered should be maintained by nominees for inspection for at least one year from the Voting Deadline; or

•

If the nominee elects not to pre-validate the beneficial owner ballot, the nominee may obtain the votes of beneficial owners by forwarding to the beneficial owners the unsigned beneficial owner ballot, together with this Disclosure Statement, a return envelope provided by, and addressed to, the nominee, and other materials requested to be forwarded. Each such beneficial owner must then indicate his/her or its vote on the ballot, complete the information requested in the ballot, review the certifications contained in the ballot, execute the ballot, and return the ballot to the nominee. After collecting the beneficial owner ballot, the nominee should, in turn, complete a master ballot compiling the votes and other information from the beneficial owner ballot, execute the master ballot, and deliver the master ballot to the Voting Agent so that it is RECEIVED by the Voting Agent before the Voting Deadline. All beneficial owner ballots returned by beneficial owners should either be forwarded to the Voting Agent (along with the master ballot) or retained by nominees for inspection for at least one year from the Voting Deadline. EACH NOMINEE SHOULD ADVISE ITS BENEFICIAL OWNERS TO RETURN THEIR BENEFICIAL OWNER BALLOTS

TO THE NOMINEE BY A DATE CALCULATED BY THE NOMINEE TO ALLOW IT TO PREPARE AND RETURN THE MASTER BALLOT TO THE VOTING AGENT SO THAT IT IS RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE.

3.	Delivery of IHC Second Lien Notes, Holding Notes, Group Notes, and Old Common Stock

The Debtors are not at this time requesting the delivery of, and neither the Debtors nor the Voting Agent will accept, certificates representing any IHC Second Lien Notes, Holding Notes, Group Notes, or Old Common Stock.

UNLESS THE MASTER BALLOT OR PRE-VALIDATED BENEFICIAL OWNER BALLOT BEING FURNISHED IS TIMELY SUBMITTED TO THE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE PLAN; PROVIDED, HOWEVER, THAT THE DEBTORS RESERVE THE RIGHT, IN THEIR SOLE DISCRETION, TO REQUEST OF THE BANKRUPTCY COURT THAT ANY SUCH BENEFICIAL OWNER BALLOT OR MASTER BALLOT BE COUNTED. IN NO CASE SHOULD A BENEFICIAL OWNER BALLOT OR MASTER BALLOT BE DELIVERED TO ANY ENTITY OTHER THAN THE NOMINEE OR THE VOTING AGENT, AND IN NO CASE SHOULD ANY IHC SECOND LIEN NOTES, HOLDING NOTES, GROUP NOTES, OR OLD COMMON STOCK BE DELIVERED TO THE DEBTORS, ANY OF THEIR ADVISORS, OR THE VOTING AGENT.

F.	Further Information; Additional Copies

If you have any questions or require further information about the voting procedures for voting your Class 3A, 3B, 3C, 3D, 4A, 4B, 4C, 5A, 5B, 6A, or 10(a)A Claim or Interest or about the packet of material you received, or if you wish to obtain an additional copy of the Plan, this Disclosure Statement, or any exhibits or appendices to such documents (at your own expense, unless otherwise specifically required by Bankruptcy Rule 3017(d) or the Solicitation Order), please contact:

Financial Balloting Group LLC

757 Third Avenue, 3rd Floor

New York, New York 10017

Telephone: (646) 282-1800

Attention: Primus Ballot Tabulation

XIII. CONCLUSION AND RECOMMENDATION

The Debtors believe that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will result in the greatest recoveries to Holders of Claims and Interests. Other alternatives would involve significant delay, uncertainty, substantial additional administrative costs, and erosion of enterprise values.

Consequently, the Debtors urge all Holders of Claims and Interests to vote to accept the Plan and to evidence their acceptance by duly completing and returning their Ballots so that they will be received by Epiq Bankruptcy Solutions, LLC on or before 5:00 p.m., prevailing Eastern time, on [            ], 2009.

Dated: April 20, 2009

Respectfully Submitted,

Primus Telecommunications Group, Incorporated
(for itself and on behalf of the Subsidiary Debtors)

By:
Name:
Title:

Counsel:

George N. Panagakis
T. Kellan Grant
Nathan L. Stuart
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

- and -

Eric M. Davis (I.D. No. 3621)
Davis Lee Wright (I.D. No. 4324)
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899
(302) 651-3000

Counsel for Debtors and
Debtors in Possession

APPENDIX A

SECOND AMENDED JOINT PLAN OF REORGANIZATION

OF PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND ITS AFFILIATE DEBTORS

APPENDIX B

FINANCIAL FORECASTS

APPENDIX C

MODIFIED IHC SECOND LIEN NOTES TERM SHEET

APPENDIX D

HOLDING WARRANTS TERM SHEET

APPENDIX E

GROUP WARRANTS TERM SHEET

APPENDIX F

CONTINGENT VALUE RIGHTS TERM SHEET

APPENDIX G

HOLDING FIRST LIEN SECURED TERM LOAN TERM SHEET